Exhibit 2.1

Execution Version

STOCK AND ASSET PURCHASE AGREEMENT

by and between

EASTMAN KODAK COMPANY

and

MIR BIDCO SA

DATED NOVEMBER 11, 2018

Schedule A	Summary of Specified Accounting Principles and Example of Estimated Closing
Statement
Schedule B	Worldwide Purchase Price Allocation Schedule
Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of CtP OEM Supply and Break/Fix Service Agreement
Exhibit C	Form of CtP Development Agreement
Exhibit D	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit E	Form of IP License Agreement
Exhibit F	Term Sheet for TIL/Plates Development Agreement
Exhibit G	Form of Laminator Supply Agreement
Exhibit H	Form of Specialty Chemicals and Estar Supply Agreement
Exhibit I	Form of Analytical Services Agreement
Exhibit J	Form of Trademark Transfer & License Agreement
Exhibit K	Term Sheet for Toll Coating Service Agreement
Exhibit L	Term Sheet for AM3D Supply Agreement
Exhibit M	Form of Oakdale Lease Assignment Agreement
Exhibit N	Form of Belgium Lease Assignment Agreement
Exhibit O	Form of Vancouver Sublease Agreement
Exhibit P	Form of Israel Sublease Agreement
Exhibit Q	Form of China Lease Assignment Agreement
Exhibit R	Term Sheet for Screening Tower Reseller and Service Agreement
Exhibit S	Form of Software License Agreement
Exhibit T	Form of Local Transfer Agreement
Exhibit U	Form of Weatherford Deed
Exhibit V	Term Sheet for Marketing Services Agreement
Exhibit W	Term Sheet for Digital Front End Distribution Agreement
Exhibit X	Form of Joinder for Transferred Subsidiaries and Miraclon Entities

STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement (this “Agreement”) is made and entered into this 11th day of November, 2018 (the “Execution Date”), by and between Eastman Kodak Company, a New Jersey corporation (“Seller”), and MIR Bidco SA, a société anonyme incorporated in Belgium with incorporation number BE 0705.932.821 (“Purchaser”). Seller and Purchaser are herein referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, Seller, directly or indirectly through the Selling Subsidiaries (as defined herein) and the Transferred Subsidiaries (as defined herein), is engaged in the Business (as defined herein);

WHEREAS, Seller, directly or indirectly through the Selling Subsidiaries and the Transferred Subsidiaries, owns, licenses or leases the Purchased Assets (as defined herein);

WHEREAS, Seller, directly or indirectly through the Selling Subsidiaries, owns all of the issued and outstanding Equity Interests (as defined herein) of each of the Transferred Subsidiaries (“Transferred Shares”);

WHEREAS, Seller, directly or indirectly through the Selling Subsidiaries, (i) owns all of the issued and outstanding Equity Interests of Miraclon Corporation, a Delaware corporation (the “US Miraclon Shares”), (ii) immediately prior to Closing will own all of the issued and outstanding Equity Interests of (A) Miraclon Belgium and (B) Miraclon Belgium China HoldCo, and (iii) owns all of the issued and outstanding Equity Interests of the other Miraclon Entities (as defined herein); and

WHEREAS, the Parties desire that, at the Closing (or at the Deferred Closing (as defined herein)), (i) Seller shall, and shall cause the Selling Subsidiaries to, sell and transfer to Purchaser, and Purchaser shall purchase from Seller and the Selling Subsidiaries, all of the Transferred Shares, the US Miraclon Shares, the Miraclon Belgium Shares and the Miraclon Belgium China HoldCo Shares, (ii) Purchaser shall capitalize the Miraclon Entities through a contribution of cash, and (iii) Seller shall, and shall cause the Selling Subsidiaries to, sell and transfer to Purchaser Affiliates (including the Miraclon Entities), and such Purchaser Affiliates shall purchase from Seller and the Selling Subsidiaries, all of the Purchased Assets, and Purchaser Affiliates shall assume all of the Assumed Liabilities (as defined herein), in each case, upon the terms and conditions set forth herein and in the applicable Closing Agreements (as defined herein).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1        Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accounts Receivable” shall mean (a) all accounts or notes receivable of Seller, the Selling Subsidiaries and the Transferred Subsidiaries, arising or accruing in the ordinary course of business directly identifiable as generated by the Business or the Purchased Assets and (b) all accounts or notes receivable of Seller, the Selling Subsidiaries and the Transferred Subsidiaries of the Business included in the Purchased Assets that are shared with other businesses of Seller or any of the Selling Subsidiaries identified and allocated in accordance with Schedule A.

“Acquired Employee” shall mean any employee of a Miraclon Entity or Transferred Subsidiary.

“Action” shall mean any legal action, complaint, claim, petition, litigation, suit, arbitration, hearing, audit, examination, or other legal proceeding, whether civil, criminal, administrative, appellate, at law or at equity.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, however, that for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, (i) except for purposes of Section 3.21 Blackstone Holdings I/III GP Inc., Southeastern Asset Management, Inc., Moses Marx, George Karfunkel and GKarfunkel Family LLC and their respective Affiliates, alternative investment vehicles and managed funds will be deemed not to be Affiliates of Seller or any Selling Subsidiary for purposes of this Agreement and (ii) any portfolio companies of funds managed by Montagu Private Equity LLP will be deemed not to be Affiliates of Purchaser for purposes of this Agreement.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the states of the United States of America, the German Federal Cartel Office and any other Governmental Authority having jurisdiction pursuant to applicable Antitrust Laws with respect to the transactions contemplated hereby.

“Antitrust Laws” shall mean the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, the HSR Act, the German Act against Restraints of Competition and all other national, state, local or foreign Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition.

“Announcement” shall mean a transaction announcement in the form agreed by Seller and Purchaser prior to the date of this Agreement.

“Assigned Real Property Leases” shall mean those certain Real Property Leases that will be assigned pursuant to the Oakdale Lease Assignment Agreement, the Belgium Lease Assignment Agreement, and the China Lease Assignment Agreement.

“Assumed Facilities” shall mean the facilities located on or at the Owned Real Property or leased or subleased pursuant to the Leased Real Property Transfer Documents.

“Automatic Transfer Employee” shall mean any employees of the Business who will transfer by operation of the EU Council Directive 2001/23/EC or any regulation, law or code enacted by any EU Member State to implement such directive or which otherwise creates legal obligations on the parties in relation to the transfer of undertakings or any similar Law in any other jurisdiction (a “Transfer Law”).

“Backup System” means any system used by Seller or its Affiliates to back up or archive electronic data, including backup tapes and other backup or archival media.

“Base Purchase Price” shall mean $340,000,000.

“Base Working Capital” shall mean $45,890,000.

“Benefit Plan” shall mean each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and each other bonus, commission, equity or equity-based, incentive or deferred compensation, retirement, pension, welfare, post-termination welfare, profit-sharing, separation, severance, change-in-control, retention, medical, health, dental, vision, disability, sick leave, prescription, life insurance, vacation, paid time off, Code Section 125 “cafeteria” or “flexible benefit,” employee loan, educational assistance or fringe benefit plan, agreement, arrangement, program or policy.

“Books and Records” shall mean all books, ledgers, files, reports, plans, records, manuals, engineering data, tests, information, analyses, communications and other similar materials (in any form or medium) of the Business.

“Business” shall mean the business of Seller and its Subsidiaries (including the Transferred Subsidiaries) of developing, manufacturing, marketing and selling of Covered Products and the provision of associated services, together with the other business activities of Seller’s flexographic packaging segment as conducted as of the date of this Agreement; provided, however, the term “Business” does not include (a) the development or manufacture of Flexographic-Specific Imaging Devices, (b) the development or manufacture of the base or chemicals used to manufacture Thermally Imageable Film, (c) the Excluded Services, (d) the conduct of contract manufacturing operations relating to the production of Laminators or (e) the development, marketing or sale of any Covered Product by Seller’s AM3D segment in connection with Functional Printing.

“Business Benefit Plan” shall mean each Benefit Plan that is contributed to or required to be contributed to or sponsored or maintained by Seller or one of its Subsidiaries or Affiliates and under which any Business Employee or any dependent or beneficiary thereof has a present or future right to benefits (other than a Miraclon Entity Benefit Plan).

“Business Combination” shall mean a merger, consolidation, joint venture, share transfer or exchange, sale or purchase of assets, scheme of arrangement or similar business combination.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in Brussels, Belgium; Shanghai, China; Luxembourg City, Luxembourg; London, United Kingdom, Toronto, Canada; Bogota, Colombia; Mexico City, Mexico; Buenos Aires, Argentina; Rio de Janeiro, Brazil; Warsaw, Poland; Helsinki, Finland; Rome, Italy; Moscow, Russia; Amsterdam, The Netherlands; Copenhagen, Denmark; New Delhi, India; Bangkok, Thailand; Kuala Lumpur, Malaysia; Tokyo, Japan; Berlin, Germany; Wellington, New Zealand; and New York, New York are authorized or obligated by Law or executive order to close.

“Business Employee” shall mean any (a) current Seller Employee who is listed on Section 1.1(a) of the Seller Disclosure Letter, and (b) Acquired Employee or Automatic Transfer Employee (to the extent the foregoing are not listed on Section 1.1(a) of the Seller Disclosure Letter); provided, however, that no later than thirty (30) days prior to the expected Closing Date, Seller shall provide Purchaser an updated Section 1.1(a) of the Seller Disclosure Letter (without prejudice to Purchaser’s rights under Section 8.2(a) and Article IX) to include all Acquired Employees and Automatic Transfer Employees and reflect any new hires, transfers, resignations and other employment changes that have occurred subsequent to the date hereof as permitted by this Agreement.

“Business Employees’ Records” shall mean the following current employment and current personnel information with respect to each Business Employee, in each case, to the extent permitted by applicable Law: salary, wage grade, job function, variable compensation targets, business and personal mailing addresses and telephone numbers, and, as applicable, any “Kodak Employee Agreement,” Family and Medical Leave Act (or similar) records, Forms I-9 (Employment Eligibility Verification) and “Kodak Employee Development Plans” related to such Business Employee; provided, however, that Business Employees’ Records shall not include any medical records.

“Business IT” shall mean all IT Assets which are owned or used by Seller and the Selling Subsidiaries or Transferred Subsidiaries.

“Business Unaudited Financial Statements” shall mean the information at (a) Data room reference 6.2.56 - Project Eagle – Supporting QofE databook Q2-18 (9.7.18)_vF.XLSX - Tab “Consol IS (SAP)” only; and (b) Data room reference 6.2.62 - Project Eagle - Supporting BS databook (10-4-18) - Tab “Monthly DB BS” only.

“Cash and Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts as determined in accordance with Schedule A and specifically including the line items comprising the sections of the Example Closing Statement entitled “cash and cash equivalents”, “Cash of Miraclon Entities”, “Trapped Cash” and each of the subgroups with respect thereto, but excluding any Trapped Cash.

“China Business” means the Business as operated in the Deferred Jurisdiction and including all of the relevant Business Employees, Purchased Assets, and Assumed Liabilities in the Deferred Jurisdiction.

“China NewCo” means the entity which is to be newly incorporated by Seller or a Subsidiary of Seller in the Deferred Jurisdiction prior to Closing and which shall upon incorporation constitute a Miraclon Entity, and shall have such share capital, class of equity, and type which is set out in Schedule 3.2 of the Seller Disclosure Letter which shall be delivered by Seller to Purchaser prior to Closing or Deferred Closing (as applicable) as a Schedule Supplement pursuant to Section 10.11.

“Closing” shall mean the completion of the purchase and sale of the Purchased Assets, the Transferred Shares, the Miraclon Belgium Shares, the US Miraclon Shares, and (subject to, if applicable, Section 2.9(d)) the Miraclon Belgium China HoldCo Shares, and the assignment and assumption of the Assumed Liabilities (other than the Deferred Items, if applicable) pursuant to the terms and conditions of this Agreement.

“Closing Agreements” shall mean the Transition Services Agreement, the CtP OEM Supply and Break/Fix Service Agreement, the CtP Development Agreement, the Bill of Sale and Assignment and Assumption Agreement, the Weatherford Deed, the IP License Agreement, the TIL/Plates Development Agreement, the Laminator Supply Agreement, the Specialty Chemicals and Estar Supply Agreement, the Analytical Services Agreement, the Trademark Transfer & License Agreement, the Toll Coating Service Agreement, the AM3D Supply Agreement, the Leased Real Property Transfer Documents, the Screening Tower Reseller and Service Agreement, the Software License Agreement, the Marketing Services Agreement, the Digital Front End Distribution Agreement, the Local Transfer Agreements, any other Seller Documents, any other Selling Subsidiary Documents, any other Purchaser Documents, the Joinder for Transferred Subsidiaries and Miraclon Entities, and any other agreement related to the transactions contemplated hereby and mutually agreed by Seller and Purchaser to be entered into at the Closing or the Deferred Closing, as applicable.

“Closing Indebtedness” shall mean the Indebtedness of Seller and the Selling Subsidiaries calculated as of the Determination Time and as determined in accordance with the Specified Accounting Principles.

“Closing Miraclon Entity/Transferred Subsidiary Cash” shall mean the Miraclon Entity/Transferred Subsidiary Cash calculated as of the Determination Time.

“Closing Working Capital” shall mean the Working Capital calculated as of the Determination Time.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of April 20, 2018, between Montagu Private Equity LLP (acting in its capacity as manager of funds managed or controlled by it) and Seller.

“Color Proofing Equipment” shall mean laser-based dye transfer system, primarily marketed under Seller’s Approval equipment product line, and associated donor films.

“Covered Products” shall mean (a) Flexographic Plates, (b) Thermally Imageable Film, (c) Flexographic-Specific Imaging Devices, (d) Laminators, (e) Color Proofing Equipment, (f) Flexographic Plate Processing Equipment and (g) Flexcel NX Plate Kits.

“Contract” shall mean any legally binding agreement, contract, instrument, purchase order or other understanding, including all legally binding amendments thereto.“CtP Device” shall mean computer-to-plate imaging equipment (including computer-to-plate output devices) designed for the purpose of imposing an image on a Printing plate and that can also be used to impose an image on a Thermally Imageable Film.

“Current Business Books and Records” shall mean all Books and Records, including Books and Records stored in Shared Systems, in each case, to the extent (a) exclusively used in connection with the Business or (b) necessary to the operation of the Business as conducted in the ordinary course of business during the twelve (12) month period prior to Closing, but excluding any such items to the extent constituting Historical Business Books and Records or Excluded Books and Records.

“Data Protection Authority” means any body responsible for enforcing Data Protection Legislation.

“Data Protection Legislation” means the following legislation to the extent applicable from time to time: (a) national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC); (b) the General Data Protection Regulation (2016/679) and any national law issued under that Regulation; and (c) any other similar national privacy law.

“Data Security Requirements” shall mean, collectively, all of the following to the extent relating to treatment of data (including Personal Data) or otherwise relating to privacy, security, or security breach notification requirements and applicable to the conduct of the Business, or to any of the IT Assets or any Business data: (a) the internal and externally posted privacy and data security policies of Seller, the Selling Subsidiaries and the Transferred Subsidiaries; (b) all applicable Laws (including Data Protection Legislation); and (c) Contracts entered into by Seller, the Selling Subsidiaries or the Transferred Subsidiaries.

“Debt Facilities” shall mean: (a) the senior secured first lien term credit agreement dated September 3, 2013 between, among others, Eastman Kodak Company as the borrower, the lenders named therein, J.P. Morgan Securities LLC, Barclays Bank PLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint bookrunners and JPMorgan Chase Bank, N.A. as administrative agent; and (b) the amended and restated credit agreement dated May 26, 2016 between, among others, Eastman Kodak Company as the borrower, the lenders named therein, Bank of America, N.A. and JPMorgan Chase Bank, N.A. as joint lead arrangers and joint bookrunners and Bank of America, N.A. as administrative and collateral agent and any refinancings with respect thereto.

“Deferred Jurisdiction Conditions” shall mean the conditions set out in Section 1.1(b) of the Seller Disclosure Letter;

“Deferred Jurisdiction Purchase Price” shall mean $7,500,000.

“Determination Time” shall mean 12:01 a.m. local time on the Closing Date.

“dollars” and “$” shall each mean lawful money of the United States.

“Encumbrances” shall mean any lien, license, security interest, mortgage, deed of trust, hypothecation, charge, equitable interest, title retention device, collateral assignment, preemptive right, community property interest, options, pledge, easement, prescriptive right, encroachment, right of first-offer or refusal, conditional sale agreement, restriction (including restriction on transfer), claim or other encumbrance of any kind, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Environmental Law” shall mean any Law relating to: (a) pollution or protection of the environment or natural resources; (b) releases of Hazardous Materials into the environment; (c) protection of public or employee health or safety from releases of or exposure to Hazardous Materials; or (d) the manufacture, production, generation, labeling, registration, handling, transport, use, treatment, storage, or disposal of Hazardous Materials.

“Equipment Leases” means leases relating to any Equipment.

“Equity Commitment Letter” means the letter relating to availability of funds given by each of Montagu V LP, Montagu V (Non-US) LP, Montagu V (D) LP and Montagu V (US) LP (collectively, the “Montagu Funds”) to Purchaser on the date hereof pursuant to which such Montagu Funds have committed, subject to the terms and conditions thereof, to invest the cash amounts set forth therein in the manner set forth therein, and of which Seller is a third-party beneficiary on the terms set forth therein and entitled in certain circumstances to enforce the funding of such cash amounts, subject to the limitations and conditions thereof.

“Equity Interests” shall mean any shares of any class of capital stock, membership interests or other equity interests in any Person and any outstanding warrants or options convertible or exchangeable into or for any such shares of capital stock, membership interests or other equity interests.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“Estimated Closing Indebtedness” shall mean Seller’s good faith estimate of the Closing Indebtedness, based on the books and records of Seller and the Selling Subsidiaries.

“Estimated Closing Miraclon Entity/Transferred Subsidiary Cash” shall mean Seller’s good faith estimate of the amount of Closing Miraclon Entity/Transferred Subsidiary Cash, based on the books and records of Seller and the Selling Subsidiaries.

“Estimated Closing Working Capital” shall mean Seller’s good faith estimate of the amount of Closing Working Capital, based on the books and records of Seller and the Selling Subsidiaries.

“Estimated Purchase Price” shall mean (a) the Base Purchase Price; minus (b) the Estimated Closing Indebtedness; plus (c) the amount (if any) by which Estimated Closing Working Capital is in excess of the Base Working Capital; minus (d) the amount (if any) by which the Base Working Capital is in excess of Estimated Closing Working Capital (it being understood that such clauses (c) and (d) are exclusive of one another); plus (e) the Estimated Closing Miraclon Entity/Transferred Subsidiary Cash.

“Estimated Purchase Price Elements” shall mean, collectively, the following: (a) the Estimated Closing Indebtedness; (b) the Estimated Closing Working Capital; and (c) the Estimated Closing Miraclon Entity/Transferred Subsidiary Cash.

“Excluded Books and Records” shall mean (a) any personnel records, books, files or other documentation relating to the Seller Employees other than the Business Employees’ Records, (b) any Tax Returns or books and records, including tax accrual work papers, related to any Tax Returns or financial statements of Seller or any of its Affiliates, (c) any Books and Records that Seller or any of its Affiliates are required by Law (including Laws relating to privilege or privacy) to maintain in confidence and/or not to disclose to the Purchaser, (d) all Books and Records that reside only in a Backup System and do not constitute data reasonably required by the Purchaser to make Purchaser’s systems operational for the Business or reasonably required to operate the Business as conducted in the ordinary course of business during the twelve (12) month period prior to Closing, (e) all records and reports prepared or received by or for Seller and its Affiliates in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or Purchaser or its Affiliates so prepared or received, (f) all communications (including any privileged communications) and Books and Records related to or connected with disputes, discussions or negotiations related to the transactions contemplated hereby, this Agreement, any Closing Agreement, any other arrangements or understandings contemplated hereby or thereby or any of the terms or other facts relating thereto (whether or not confidential or privileged), or that refer to or relate to confidential, protected or privileged communications related to or connected with disputes, discussions or negotiations related to the transactions contemplated hereby or thereby, any other Contracts or other arrangements or understandings contemplated by this Agreement, any Closing Agreement or any other agreement contemplated hereby or any of the terms or other facts relating hereto or thereto or otherwise, and (g) all confidentiality agreements with prospective purchasers of the Business or any portion thereof (except that, to the extent permitted by Law and the terms of such agreements, Seller shall assign as an Assumed Liability and Purchased Asset to Purchaser at the Closing all of Seller’s rights under such agreements to confidential treatment of information with respect to the Business and with respect to solicitation and hiring of Business Employees), and all bids and expressions of interest received from third parties with respect thereto.

“Expense Reimbursement Letter” means that certain letter, dated September 18, 2018, by and between Seller and Montagu Private Equity LLP (as amended, restated or modified from time to time).

“FCPA” shall mean the United States Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Financing” shall mean any financing which has been or is proposed to be secured by Purchaser in connection with the transactions contemplated by this Agreement.

“Flexcel NX Plate Kits” means kits with equal volumes of Flexographic Plates and Thermally Imageable Film (or, with respect to Functional Printing-Related Products, with up to a 20% overage of Thermally Imageable Film).

“Flexographic Plate” shall mean Printing plate recognized in the Printing industry as a flexographic printing plate or letterpress printing plate and generally: (a) having a noticeable relief height, generally more than fifteen (15) microns, (b) where Ink is applied during the Printing process only to the image area of the plate, including a micro-surface structure, such as DigiCap NX or Microcell, and (c) used in the Printing process to transfer the Ink either (i) directly to the Substrate, or (ii) using a dry transfer process, including dry offset letterpress, that involves an intermediate element; provided, however, any Offset Lithographic Plate shall not constitute a Flexographic Plate.

“Flexographic Plate Processing Equipment” means equipment and related accessories specifically designed, modified or enhanced for the purpose of processing and finishing Flexographic Plates, including associated post-processing treatment equipment and other auxiliary equipment for Flexographic Plate making or mounting.

“Flexographic-Specific Imaging Device” shall mean a CtP Device specifically designed, modified or enhanced for the purpose of imaging (a) Thermally Imageable Film, including the Flexcel NX equipment product line and any successors to such product line provided by Seller to Purchaser pursuant to the CtP OEM Supply and Break/Fix Service Agreement or (b) a LAMS Flexo Plate; provided, a “hybrid” CtP Device designed for the purpose of imaging both a Thermally Imageable Film and Offset Lithographic Plates does not constitute a Flexographic-Specific Imaging Device.

“Functional Printing” shall mean Printing that results in a material having (a) an active functionality or (b) a passive functionality consisting of attributes other than text and graphics having a sole purpose of unenhanced visual perception, provided that, the insubstantial and ancillary application of text and/or graphics to materials in conjunction with the primary functionality described at (a) and (b) shall not exclude any Printing from being Functional Printing, including Printing that results in a material having (i) active functionality with incidental text and graphics used for manufacturing control and identification, (ii) active functionality with integrated text and graphics whose purpose is to obscure the active nature of the Printed materials, or (iii) text or graphics requiring enhanced means for visual detection. Functional Printing includes printing of patterned, fine metal features for touch screen sensors or antennas, electrically-based or chemically-based Printed sensors for environmental conditions (e.g., time-temperature), healthcare applications (e.g., simple point-of-care diagnostics), energy conversion solutions, and security features (e.g., as in bank notes and currency) and including non-graphic aspects of “active packaging”, “intelligent packaging”, and “smart packaging” however produced, including by using Covered Products.

“Functional Printing Article” shall mean an end-product or intermediate article formed by Functional Printing.

“Functional Printing Customer” shall mean any third-party end user to whom Seller or any of its Subsidiaries markets, grants or has granted a license to use Seller’s or its Subsidiary’s Intellectual Property to engage in Functional Printing and who has agreed by contract to use any Covered Products supplied by Seller or its Subsidiaries only for the fabrication of Functional Printing Articles and not to act as a reseller or distributor of such Covered Products.

“Functional Printing-Related Products” shall mean (a) Thermally Imageable Films designed specifically for use in Functional Printing, including the current modified 5-layer formulation (TIL-2), (b) Flexographic Plates for use in a cleanroom which (i) have a thickness variation which is less than the specification for conventional Flexographic Plates of the same size, (ii) have cleanroom specific packaging, and (iii) are sourced from the center-portion of original cast material obtained during a steady-state portion of a manufacturing run, where the cut edges of the Flexographic Plate are at least 100 mm from the original cast edge, including such Flexographic Plates supplied using current production practices, (c) CtP Devices capable of imaging at a resolution of 12,000 dpi or higher with an associated workstation controller having software compiled and configured for imaging at a resolution of 12,000 dpi or higher, (d) Laminators, (e) TIFF Assembler Plus software (with Digicap NX and Hyperflex NX features) or any successor or replacement digital front-end, in each case enabled for use with CtP Devices described in clause (c) above, (f) any future modifications to any of the foregoing specific to Functional Printing, (g) products developed under the TIL/Plates Development Agreement unless otherwise specified in the statement of work under the TIL/Plates Development Agreement relating to such products and (h) products independently developed for the purpose of Functional Printing by Seller or its Subsidiaries.

“Fraud” shall mean, as applied to any Party, a knowing misrepresentation made by such Party in this Agreement.

“GAAP” shall mean United States generally accepted accounting principles in effect from time to time.

“General Data Protection Regulation” shall mean the General Data Protection Regulation (GDPR) (EU) 2016/679, as amended from time to time.

“Government Official” shall mean (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for, or on behalf of, any Governmental Authority; (b) any political party, party official or candidate for political office; (c) any official, officer, director, shareholder, employee, representative of, or Person acting for or on behalf of, any State-Owned Enterprise; or (d) any officer, director, shareholder, employee, representative, or other Person acting for or on behalf of any public international organizations (as that term is defined in the FCPA).

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, official, board, bureau, tribunal or other authority of any supranational union, country, state, province, prefect, municipality, locality or other government or political subdivision thereof, any public international organization (as that term is defined in the FCPA), any self-regulatory organization (including any stock exchange), or any arbitral (public or private), quasi-governmental, intergovernmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Hazardous Materials” shall mean any material, substance or waste that: (a) is defined or regulated as “hazardous” or “toxic” or as a “pollutant” or “contaminant,” or for which Liability or standards of conduct may be imposed, under any Environmental Law, including petroleum or any fraction thereof, petroleum refined products and petroleum waste, 1,4-dioxane, polychlorinated biphenyls, toxic mold, lead, and asbestos and asbestos-containing materials; or (b) requires investigation, remediation, or corrective action under any Environmental Law.

“Historical Business Books and Records” shall mean all Books and Records in electronic form stored in Shared Systems with a Record Age of less than five (5) years and more than one (1) year, in each case, to the extent (a) exclusively used in connection with the Business or (b) necessary for the operation of the Business as conducted in the ordinary course of business during the twelve (12) month period prior to Closing, but excluding (i) any such items to the extent constituting Excluded Books and Records and (ii) any e-mails with a Record Age in excess of six (6) months prior to the Closing Date.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith); (b) all obligations or Liabilities of such Person evidenced by bonds, debentures, notes, mortgages, debt instruments or securities or similar instruments; (c) all letters of credit, performance bonds or similar instruments issued for the account of such Person, to the extent drawn upon; (d) any financial obligation arising out of interest rate or currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates (valued at the termination value thereof); (e) the capitalized amount under any capital lease determined in accordance with GAAP with respect to which a Person is liable; (f) obligations of such Person under conditional sale or other title retention agreements; (g) obligations of such Person issued as the deferred purchase price of assets, property or services; and (h) all guarantees of such Person of any Indebtedness of any other Person described in clauses (a)-(g) above.

“Independent Accountant” shall mean Deloitte Touche Tohmatsu Limited; provided, however, that, in the event that Deloitte Touche Tohmatsu Limited refuses or is otherwise unable to act as the Independent Accountant, Seller and Purchaser shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to Seller and Purchaser, in which event “Independent Accountant” shall mean such firm.

“Indemnified Taxes” shall mean, without duplication, any Taxes that arise out of or result from: (i) any Taxes of the Miraclon Entities or the Transferred Subsidiaries arising in a Pre-Closing Tax Period, (ii) any Transfer Taxes that are the responsibility of Seller under Section 7.1, (iii) any Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Miraclon Entities or the Transferred Subsidiaries is or was a member during any tax period beginning prior to Closing or the Deferred Closing, as applicable, including any Taxes imposed pursuant to Treasury Regulations section 1.1502-6 or any comparable provision of state, local, or foreign Law, (iv) any Taxes of any person (other than the Miraclon Entities or the Transferred Subsidiaries) imposed on the Miraclon Entities or the Transferred Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; or (v) any Taxes imposed on Purchaser or any Purchaser Affiliate with respect to any Taxes required to be deducted or withheld from any amount paid or payable (or treated for Tax purposes as paid or payable) by Purchaser or any Purchaser Affiliate hereunder to the extent such Taxes are not deducted or withheld; provided that, Indemnified Taxes shall not include (x) the amount, if any, reserved for such Taxes taken into account in determining the Final Purchase Price and (y) any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement).

“Ink” shall mean any printable materials transferred to the Substrate by the Flexographic Plate printing process, including solvent, water and ultraviolet or electron beam curable types.

“Intellectual Property” shall mean United States or foreign intellectual property and proprietary rights, including (a) patents and patent applications, patent disclosures, and all rights in inventions and improvements thereto (whether or not patentable or reduced to practice), and all reissues, continuations, continuations-in-part, revisions, divisional, extensions, and reexaminations in connection therewith (“Patents”); (b) registered and unregistered trademarks, service marks, rights in trade dress, business names, trade names, logos and other source indicators, registrations and applications for same and all goodwill associated with the foregoing (“Trademarks”); (c) registered and unregistered copyrights; (d) domain names, URLs and social media accounts; and (e) trade secrets, technologies, databases, processes, techniques, protocols, methods, recipes, formulae, algorithms, layouts, designs, specifications, manuals, customer lists, supplier lists, and any other confidential, proprietary, industrial, technical or commercial information, and know-how (“Know-How”); in each case, including such rights that are embodied in Software.

“Inventory” shall have the meaning set forth in the Specified Accounting Principles.

“IRS” shall mean the Internal Revenue Service of the United States of America.

“IT Assets” shall mean information technology systems, networks, architecture, electronic data processing, information, record keeping, communications, telecommunications, interfaces, platforms, servers, peripherals, computer systems, hardware, and related Software, including any outsourced systems and processes that are owned or used in the conduct of the Business (but for clarity, excluding any Intellectual Property incorporated therein).

“Key Carve-Out Operations” shall mean the legal steps and operations set forth in Section 5.4 of the Seller Disclosure Letter, as may be amended, modified or supplemented pursuant to Section 5.4.

“Laminator” shall mean equipment designed or intended to be used to laminate Thermally Imageable Film to Flexographic Plates as part of the Flexographic Plate imaging process, including the equipment provided by Seller to Purchaser pursuant to the Laminator Supply Agreement.

“LAMS Flexo Plate” shall mean a Flexographic Plate with an integrated laser ablative mask layer capable of being imaged in a Flexographic-Specific Imaging Device.

“Law” shall mean any federal, state, territorial, provincial, foreign or local law, common law, statute, constitution, ordinance, rule, regulation, code, directive, requirement or Order of any Governmental Authority.

“Leakage” means: (i) any dividend or distribution or other return of capital declared, paid or made or agreed to be paid or made, by the China Business to Seller or any Selling Subsidiary (other than any Miraclon Entity or any Transferred Subsidiary); (ii) any payments made or agreed to be made or any assets transferred or agreed to be transferred by or on behalf of the China Business to or for the benefit of Seller or any Selling Subsidiary (other than any Miraclon Entity or any Transferred Subsidiary); (iii) any Liabilities assumed, indemnified, or incurred or agreed to be assumed, indemnified or incurred (including under any guarantee, indemnity, or other security) by or on behalf of the China Business for the benefit of Seller or any Selling Subsidiary (other than any Miraclon Entity or any Transferred Subsidiary); (iv) the waiver of, or agreement to waive, by or on behalf of the China Business any amount owed to Seller or any Selling Subsidiary (other than any Miraclon Entity or any Transferred Subsidiary); (v) the disposal of or any agreement to dispose of any Deferred Item or a part thereof which leads to a diminution in value of such Deferred Item, in each case, other than in the ordinary course of business consistent with past practices; (vi) the incurrence of any costs by the China Business in connection with the transactions contemplated by this agreement and (vii) any Tax payable by the China Business as a consequence of any of the matters referred to above (except if and to the extent such Tax has been taken into account under (i) – (vi) above, in each case, other than at Purchaser’s Instruction but excluding as required by the terms of Section 5.4).

“Leased Real Property” shall mean the real property leased, subleased or licensed pursuant to any written agreement, in each case, by Seller, any Selling Subsidiaries or any Transferred Subsidiaries to the extent set forth on Section 1.1(c) of the Seller Disclosure Letter.

“Leased Real Property Transfer Documents” shall mean the Oakdale Lease Assignment Agreement, the Belgium Lease Assignment Agreement, the Subleases, and the China Lease Assignment Agreement.

“Liability or “Liabilities” shall mean and include any direct or indirect liability, debt, payment, deficiency, Tax, penalty, assessment, fine, claim, cause of action or other loss, damage, fee, cost, expense or obligation of any nature (including guarantees and other forms of credit support), whether fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, absolute or contingent, matured or unmatured, accrued or unaccrued, due or become due or determined or determinable and whether in contract, tort, strict liability or otherwise.

“Local Transfer Agreement” shall mean those certain local purchase and sale agreements substantially in the form of Exhibit T hereto to be entered into at the Closing (or the Deferred Closing, if applicable) in respect of the Purchased Assets and Assumed Liabilities in each Specified Jurisdiction (but not in any other jurisdiction), with such modifications and additional related documents as mutually agreed by the Parties or as required by applicable Law to effect the transfer and assignment of the Purchased Assets and the assumption of the Assumed Liabilities and the transfer of employment of the Business Employees in the applicable jurisdiction on the terms and subject to the conditions of this Agreement.

“Loss” or “Losses” shall mean any judgments, awards, damages, losses, Liabilities, obligations, costs, disbursements, expenses, claims, demands, civil or criminal penalties, fines, assessments, levies, imposts, duties, deficiencies, charges, settlements and payments of any kind or nature whatsoever, including (a) reasonable out-of-pocket fees, disbursements, costs and expenses of attorneys, accountants and other professional advisors and (b) costs of investigation and preparation to the extent such costs of investigation and preparation are with respect to Third-Party Claims; provided, however, that Loss excludes any loss or Liability that has been accrued for or reserved against in the Financial Statements (to the extent such loss or Liability is reflected in the calculations of the Closing Indebtedness and the Closing Working Capital, in each case, as finally determined in connection with the Final Purchase Price).

“Material Adverse Effect” shall mean any change, event, circumstance, development, occurrence or effect having, or that would reasonably be expected to have, individually or in the aggregate with all other changes, events, circumstances, developments, occurrences or effects, a material adverse effect on (a) the business, results of operations or condition (financial or otherwise) of the Business or on the Purchased Assets or the Assumed Liabilities, taken as a whole, or (b) the ability of Seller to, or to cause any Selling Subsidiary or Transferred Subsidiary to, consummate the transactions contemplated hereby; provided, however, that changes, events, circumstances, developments, occurrences or effects relating to: (i) changes in global or national economic, monetary, regulatory, trade, or political conditions or the financing, banking, currency, credit or capital markets (including interest rates, exchange rates and commodity prices) in general; (ii) fluctuations in currency; (iii) changes or proposed changes in Laws or interpretations or enforcement thereof or changes in accounting requirements or principles (including GAAP) or interpretations thereof; (iv) changes affecting industries, markets or geographical areas in which the Business operates; (v) the announcement or pendency of the transactions contemplated by this Agreement; (vi) any actions by Purchaser or Seller explicitly required by this Agreement or any actions taken (or omitted to be taken) with the written consent of or at the written request of Purchaser; (vii) any natural disaster or other force majeure event, any national or international calamity or crisis or any acts of civil unrest, terrorism, sabotage, military action or war (whether or not declared), including by cyberattack or otherwise, or any escalation or worsening thereof, whether or not occurring or commenced before, on or after the date of this Agreement; or (viii) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period, or any such projections, forecasts or predictions provided to Purchaser or its Affiliates (provided, however, that the underlying causes of such failures shall not be excluded pursuant to this clause (viii)) or (ix) any item disclosed in the Seller Disclosure Letter, in each case, shall be deemed to not constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred; provided, however, that any change, event, circumstance, development, occurrence or effect referred to in the immediately foregoing clauses (i), (iii), (iv) and (vii) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or is reasonably expected to occur to the extent that the impact of such change, event, circumstance, development, occurrence or effect has a disproportionate impact on the Business as compared to other participants in the industries, markets or geographical areas in which the Business operates, as applicable.

“Miraclon Belgium” means Miraclon Belgium BVBA.

“Miraclon Belgium China HoldCo” means the Belgium BVBA entity to be newly incorporated by Seller or a Subsidiary of Seller prior to Closing and which shall upon incorporation constitute a Miraclon Entity, and shall have such share capital, class of equity, and type which is set out in Section 3.2 of the Seller Disclosure Letter which shall be delivered by Seller to Purchaser prior to Closing as a Schedule Supplement pursuant to Section 10.11.

“Miraclon Belgium Shares” means all of the equity securities in Miraclon Belgium.

“Miraclon Belgium China HoldCo Shares” means all of the equity securities in Miraclon Belgium China HoldCo.

“Miraclon Entities” shall mean (i) the entities set forth on Section 3.2 of the Seller Disclosure Letter and (ii) China NewCo and Miraclon Belgium China HoldCo.

“Miraclon Entity Benefit Plan” shall mean any Benefit Plan (other than a Business Benefit Plan) that is or will be contributed to or required to be contributed to, or sponsored or maintained by a Miraclon Entity or under which any Miraclon Entity has any Liability, in each case, that is established, adopted or entered into by a Miraclon Entity after the date hereof pursuant to Section 5.4 of the Seller Disclosure Letter.

“Miraclon Shares” means all of the equity securities in the Miraclon Entities.

“Multiemployer Plan” shall mean a “multiemployer plan” (as defined in Section 3(37) of ERISA), which plan is subject to ERISA.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Offset Lithographic Plate” shall mean a Printing plate recognized in the Printing industry as an offset lithographic printing plate and generally: (a) having little to no relief height, generally two (2) microns or less, (b) where ink and fountain solution is applied during the Printing process to both the image area and non-image area of the plate, and (c) used in the Printing process to transfer the ink from the imaged area to an intermediate member which, in turn, transfers the ink to the Substrate.

“Order” shall mean any judgment, award, order, injunction, decree, determination, ruling or writ of any Governmental Authority or any arbiter.

“Owned Real Property” shall mean the real property set forth on Section 1.1(d) of the Seller Disclosure Letter owned in fee simple (or equivalent in the relevant jurisdiction) by Seller, any Selling Subsidiary or any Transferred Subsidiary, together with all buildings, structures and improvements of any kind located thereon.

“Permit” shall mean each permit, certificate, license, consent, registration, approval, certification, exemption, variance or other authorization of any Governmental Authority and any renewals thereof.

“Permitted Encumbrances” shall mean (a) Encumbrances for Taxes that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and in accordance with applicable Laws and with respect to which appropriate reserves have been established in accordance with GAAP; (b) easements, covenants, conditions, restrictions and other matters, instruments and agreements of record that do not materially impair or interfere with the occupation and/or use of any Real Property affected thereby; (c) any zoning laws; (d) pledges or deposits to secure obligations under workers or unemployment compensation Laws or similar legislation or to secure public or statutory obligations and arising in the ordinary course of business; (e) any non-exclusive licenses to any third party relating to any Transferred IP entered into in the ordinary course of business prior to the date thereof; (f) Encumbrances contained in provisions of any Real Property Leases or Leased Real Property Transfer Documents; (g) Encumbrances affecting the fee title to any Leased Real Property; and (h) Encumbrances listed on Section 1.1(e) of the Seller Disclosure Letter; but in each case, excluding any Encumbrances in respect of the US Miraclon Shares, the Miraclon Shares, the Miraclon Belgium Shares, the Miraclon Belgium China HoldCo Shares, and the Transferred Shares.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, a limited partnership, an association, a trust, a division, a business (whether or not a separate legal entity) or an operating group of any of the foregoing or any other entity or organization, including any Governmental Authority.

“Personal Data” has the meaning given to it in Data Protection Legislation.

“Post-Closing Tax Period” shall mean (a) any taxable period that begins after the Closing Date and (b) the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean (a) any taxable period that ends on or before the Closing Date and (b) the portion of any Straddle Period ending on the Closing Date.

“Printing” shall mean depositing or printing (by any means including by etching, coating, exposing, embossing or developing) any material(s), whether patterned or unpatterned, in deposition or printing applications of any type. The term “Print” shall have a correlative meaning.

“Property Taxes” shall mean real property, personal property and similar ad valorem Taxes.

“Purchase Price” shall mean (a) the Base Purchase Price; minus (b) the Closing Indebtedness; plus (c) the amount (if any) by which Closing Working Capital is in excess of the Base Working Capital; minus (d) the amount (if any) by which the Base Working Capital is in excess of Closing Working Capital (it being understood that such clauses (c) and (d) are exclusive of one another); plus (e) the Closing Miraclon Entity/Transferred Subsidiary Cash.

“Purchase Price Elements” shall mean, collectively, the following: (a) the Closing Indebtedness, (b) the Closing Working Capital, and (c) the Closing Miraclon Entity/Transferred Subsidiary Cash.

“Purchased Assets” shall have the meaning set forth in Section 2.1, it being understood that the Purchased Assets do not include the Excluded Assets.

“Purchased IT Assets” shall mean the IT Assets set forth on Section 1.1(f) of the Seller Disclosure Letter (but for clarity, excluding any Intellectual Property incorporated therein) and any other IT Assets which in the course of such IT Asset’s lifespan have predominantly related to the Business.

“Purchaser Assumed Benefit Plan” shall mean each Business Benefit Plan or any portion of a Business Benefit Plan (and/or a portion of the Liabilities of such Business Benefit Plan) that is listed on Section 1.1(g) of the Seller Disclosure Letter.

“Purchaser Benefit Plan” shall mean any Benefit Plan that is or will be contributed to or required to be contributed to, or sponsored or maintained by Purchaser or any of its Subsidiaries or Affiliates or under which Purchaser or any of its Subsidiaries or Affiliates has any Liability, including any Benefit Plan that is established, adopted or entered into pursuant to Section 5.4.

“Purchaser Fundamental Representations” shall mean the representations and warranties of Purchaser set forth in Section 4.1, Section 4.2 and Section 4.9.

“Purchaser Material Adverse Effect” shall mean any change, event, circumstance, development, occurrence or effect having a material adverse effect on the ability of Purchaser to enter into this Agreement, any of the Purchaser Documents, as applicable, or to timely consummate the transactions contemplated hereby or thereby in accordance with this Agreement.

“R&W Insurance Policy” shall mean the Representations and Warranties Insurance Policy procured by Purchaser from Euclid Transactional UK Limited (the “R&W Insurer”), dated November 11, 2018.

“Real Property” shall mean the Owned Real Property and the Leased Real Property.

“Real Property Leases” shall mean all lease agreements, license agreements or other written agreements pursuant to which any Leased Real Property is leased, licensed or otherwise used by Seller, any Selling Subsidiary or any Transferred Subsidiary, together with all schedules, exhibits, addenda, amendments, modifications or written supplements thereto.

“Reasonable and Prudent Operator Response” shall mean a response which would be adopted by a Reasonable and Prudent Operator to address and/or resolve (for current and future use of a site (to the extent such use is not inconsistent with the use of the property as of the Closing)) the subject environmental condition. For the purposes of this definition, a Reasonable and Prudent Operator shall mean a person or entity seeking in good faith to perform its obligations and comply with applicable Environmental Law while exercising the degree of skill, diligence, prudence, and foresight that would reasonably and ordinarily be expected from a skilled and experienced operator complying with applicable Environmental Law and engaging in the same type of undertaking under the same or similar circumstances and conditions.

“Record Age” shall mean, with respect to any record or other material (tangible or electronic) containing information and in relation to the Closing Date, the shortest of (a) the length of time since the record or material was created, (b) the length of time since the record or material was last modified, and (c) the length of time since the record or material was last accessed, in each case, if such length of time can be reasonably determined using available information such as any timestamps in the record or material or in related records or materials or, in the case of electronic records, the usage history of the system or encompassing database.

“Remedial Action” shall mean those measures necessary to investigate, inspect, monitor, remove, remedy, abate, contain, control, treat or ameliorate the Weatherford Asbestos Contamination and the Weatherford Groundwater Contamination or the impacts of the Weatherford Asbestos Contamination and the Weatherford Groundwater Contamination in accordance with the Reasonable and Prudent Operator Response.

“Representatives” of any Person shall mean such Person’s directors, managers, members, equity holders, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants, financial advisors, financing sources and any representatives of such advisors or financing sources).

“Restricted Period” means, (a) in the United Kingdom and the member states of the European Union, the three-year period immediately following the Closing Date and (b) for all other jurisdictions other than those listed in clause (a) of this definition, the five-year period immediately following the Closing Date.

“Retained Environmental Liabilities” shall mean: (a) all Liabilities relating to the Weatherford Groundwater Contamination, whether arising prior to, at or after the Closing; and (b) all Liabilities relating to the removal and abatement of the Weatherford Asbestos Contamination as part of the ongoing asset retirement obligations at the Weatherford Property, in each case to the extent necessary to complete the Remedial Action in accordance with the Reasonable and Prudent Operator Response.

“Sanctions Laws” shall mean applicable economic sanctions or trade embargo Laws imposed pursuant to, or administered or enforced from time to time by, Governmental Authorities, including those administered by OFAC, the United Nations Security Council, the European Union or HM Treasury in the United Kingdom.

“Sanctions Target” shall mean: (a) Sanctioned Territories; (b) a Person that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC or any equivalent list of sanctioned persons issued by the U.S. government, European Union, HM Treasury in the United Kingdom or other Governmental Authorities with authority to regulate the Business; (c) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, by a Person or Persons described in clause (b); or (d) a Person that is a resident in or organized under the Laws of a Sanctioned Territory.

“Sanctioned Territory” shall mean any country or territory that is the subject of country-wide or territory-wide Sanctions Laws, including at the time of this Agreement Iran, Cuba, Syria, Crimea, and North Korea.

“Seller Benefit Plan” shall mean (a) each Benefit Plan (other than any Business Benefit Plan, any Miraclon Entity Benefit Plan and any Purchaser Benefit Plan) that is contributed to or required to be contributed to or sponsored or maintained by Seller or any of its Subsidiaries or Affiliates and under which any current or former Seller Employee or any dependent or beneficiary thereof (other than any Business Employee) has any present or future rights to benefits, and (b) each Benefit Plan (other than any Business Benefit Plan, any Miraclon Entity Benefit Plan and any Purchaser Benefit Plan) under which Seller has any Liability.

“Seller Employee” shall mean any employee or officer of Seller or any of its Subsidiaries or Affiliates.

“Seller Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, the second sentence of Section 3.13(a), the last sentence of Section 3.14(a), Section 3.17, Section 3.18(a), Section 3.22 and Section 3.29.

“Seller Non-Foreign Affidavit” shall mean a non-foreign affidavit by Seller, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that Seller is not a “foreign person” as defined in Section 1445 of the Code.

“Selling Subsidiaries” shall mean the subsidiaries set forth on Section 1.1(h) of the Seller Disclosure Letter, the Miraclon Entities, and any other Subsidiaries of Seller which hold Purchased Assets or Assumed Liabilities or in any respect conduct the Business.

“Severance Costs” means (a) statutory end of service gratuity payments and leaving indemnities; (b) statutory or contractual severance or redundancy payments; (c) any similar statutory, common Law or legally mandated payment obligation arising upon termination of employment; (d) payments in lieu of notice; (e) any sums paid in satisfaction of an award made by a court of Law or other competent tribunal in favour of (or in relation to) a Business Employee in relation to termination of employment; and/or (f) any sums paid in order to avoid, compromise or settle any claim made by or on behalf of a Business Employee or otherwise to resolve or avoid any dispute or threatened dispute with such Business Employee.

“Shared Facilities” shall mean the facilities set forth on Section 1.1(i) of the Seller Disclosure Letter.

“Shared System” shall mean a transactional or analytic system used by Seller or any of its Affiliates that is not a Purchased IT Asset and that contains Books and Records. For the avoidance of doubt, “Shared System” excludes any Backup System.

“Software” shall mean all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Solvent” shall mean, when used with respect to any Person, that, as of any date of determination, (a) the present fair saleable value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date; (b) such Person will not have, or have access to, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged; and (c) such Person does not intend to and does not believe that it will incur debts or liabilities beyond its ability to pay such debts and liabilities as they become absolute and mature, in the ordinary course of business, in each case, after giving effect to the transactions contemplated by this Agreement. The term “Solvency” shall have a correlative meaning. For purposes of this definition of “Solvent” only, (i) “debt” shall mean liability on a “claim” and (ii) “claim” shall mean (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

“Specified Jurisdiction” shall mean the jurisdictions set forth on Section 1.1(j) of the Seller Disclosure Letter and any other jurisdictions where a Local Transfer Agreement to transfer any Purchased Asset or Assumed Liability is required by Law or which are mutually agreed to by the Parties.

“State-Owned Enterprise” shall mean any company, business, enterprise, or other entity majority owned or controlled by any Governmental Authority or Government Official.

“Straddle Period” shall mean any taxable period that includes (but does not end on) the Closing Date.

“Subleases” shall mean the Vancouver Sublease Agreement and the Israel Sublease Agreement.

“Subsidiary” shall mean, with respect to any Person, a Person in which such Person: (a) owns or controls, directly or indirectly, shares or capital stock or other equity interests representing at least fifty percent (50%) of the outstanding stock or other equity interests; (b) has the right to elect or remove a majority of the directors or equivalent managing body; or (c) otherwise has the power, directly or indirectly, to direct or cause the direction of management or policies.

“Substrate” shall mean any paper, textiles, metals, plastics, films, glass, ceramics, organics, inorganics, biologics or other material upon which a Person intends to Print.

“Supporting of QofE Databook Q2-18 (9.7.18)” means the document at reference 6.2.56 of Project Eagle 2018 VDR.

“Tax” or “Taxes” shall mean (a) any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, stamp duty, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not, and (b) any liability for any amount described in the immediately preceding clause (a) as a result of being a transferee or successor, by contract or otherwise, or as a result of being or having been a member of an affiliated, consolidated, combined, unitary, aggregate, or similar group for Tax purposes, or pursuant to a tax indemnity, tax sharing or other contract, agreement, arrangement or understanding.

“Tax Claim” shall mean any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII.

“Tax Records” shall mean all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters.

“Tax Return” shall mean any return, declaration, report, information return or other document (including any schedule or attachment thereto) required to be filed with any Taxing Authority with respect to Taxes, including information returns, claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Taxes.

“Thermally Imageable Film” shall mean a film layer or layers of an imageable film designed to be imaged using a CtP Device and laminated to a Flexographic Plate for the purpose of imposing an image on the Flexographic Plate by means of ultraviolet light exposure or used without using a lamination process, including in a vacuum exposure device.

“Third Party Consents” shall mean (a) in respect of an Assumed Contract or Sublease, any consents or waivers required from the relevant third party counterparty (which does not include Seller, the Selling Subsidiaries, the Transferred Subsidiaries or their respective Affiliates) for the assignment or transfer of that Assumed Contract or grant of a Sublease to Purchaser or Purchaser Affiliate, in each case, as required pursuant to the terms of this Agreement, and (b) in respect of an Assumed Permit, any consent or waiver required from a Governmental Authority for the assignment or transfer of that Assumed Permit to Purchaser or a Purchaser Affiliate, in each case, as required pursuant to the terms of this Agreement.

“Trade Controls” shall mean all applicable U.S. and non-U.S. Laws relating to (a) export and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation; and (b) U.S. anti-boycott Laws.

“Transferred Subsidiaries” shall mean Yamanashi RPB Supply Company, a Japanese entity, and RPB Marketing Company, a Japanese entity.

“Transfer Taxes” shall mean transfer, documentary, sales, use, stamp, registration, real estate acquisition, recordation, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement or any Closing Agreement (including any real property transfer Tax and any other similar Tax).

“Trapped Cash” shall mean (a) cash provided as collateral pursuant to any Indebtedness and which is not recoverable or useable pursuant to the terms of such Indebtedness, and (b) cash which is not freely available because it is subject to restrictions, withheld for the payment of Taxes or limitations on use or distribution by Law, contract or otherwise, including restrictions on dividends and repatriation.

“TSA Properties” shall mean the properties at 343 State Street, Rochester, New York, Building 205 and 326 in the Eastman Business Park, Rochester, New York; 151 Lorong Chuan, Singapore 55674; 4-10-13º Higashi Shinagawa, Shinagawa-ku, 1st and 2nd Floor Tokyo 140-002, Japan; and 1 Imation Place, Oakdale, MN 55128 as referred to in Schedule 1.1(d) and 1.1(d)(i) of the Seller Disclosure Letter.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988 or analogous state or local Laws, or any applicable Law regarding plant closures or termination or layoff of employees for employees outside the United States.

“Weatherford Asbestos Contamination” shall mean the presence of asbestos and asbestos-containing materials at the Weatherford Property as of the Closing.

“Weatherford Groundwater Contamination” shall mean the 1,1,2 Trichloroethane plume in groundwater at the Weatherford Property of approximately eight acres in size as of the Closing in respect of which Seller and its relevant Subsidiaries have installed an active pump and treat groundwater system to provide hydraulic containment to retain the plume on site and recover and treat contaminated groundwater.

“Weatherford Deed” shall mean a deed for the Weatherford Property, substantially in the form attached hereto as Exhibit U.

“Weatherford Property” shall mean the real property located in Weatherford, Oklahoma specified on Section 1.1(k) of the Seller Disclosure Letter.

“Yamanashi Property” shall mean the property located in Minami Koma-gun, Yamanashi, Japan specified on Section 1.1(l) of the Seller Disclosure Letter.

“Working Capital” shall mean, with respect to the Business, as of the Determination Time, the Working Capital as determined in accordance with the Specified Accounting Principles and specifically including the line items comprising the sections entitled “current assets” and “current liabilities” and the sub-groups with respect thereto of the Example Closing Statement.

Each other capitalized term listed below is defined in the corresponding page of this Agreement:

Other Terms	Page
A/P VAT Amount	101
A/R VAT Amount	101
Access Employees	73
Acquisition Proposal	90
Agreement	1
AM3D Supply Agreement	39
Analytical Services Agreement	39
Ancillary Agreements	93
Applicable Courts	114
Assumed Contracts	27
Assumed Liabilities	31
Assumed Permits	27
Belgium Lease Assignment Agreement	39
Bill of Sale and Assignment and Assumption Agreement	39
Bonuses	82
Cap	106
China Lease Assignment Agreement	39
Claim Certificate	107
Closing Date	38
Closing Statement	35
Collective Bargaining Agreement	57
Competing Business	92
Competing Person	92
CtP Development Agreement	39
CtP OEM Supply and Break/Fix Service Agreement	39
Day One Readiness	73
De Minimis Claim	105
Deferred Closing	40
Deferred Closing Date	40
Deferred Items	40

Deferred Jurisdictions	40
Delayed Transfer Date	77
Digital Front End Distribution Agreement	39
Disputed Item	36
Employment Terms	77
End Date	110
Enforceability Exceptions	45
Equipment	26
Estimated Closing Statement	34
Evaluation Material	69
Example Closing Statement	34
Excluded Assets	29
Excluded Contracts	29
Excluded IT Assets	30
Excluded Services	30
Execution Date	1
Fairness Opinion	64
Final Purchase Price	36
Financial Statements	61
Foreign Business Plan	56
Indemnified Party	105
Indemnifying Party	105
Insurance Policy	61
IP License Agreement	39
Israel Sublease Agreement	39
Joinder for Transferred Subsidiaries and Miraclon Entities	116
June 2018 Financial Statements	61
Key Carve-Out Operations Committee	73
Know-How	12
Knowledge of Purchaser	26
Knowledge of Seller	26

Laminator Supply Agreement	39
Marketing Services Agreement	39
Material Contracts	48
Material IP Contract	49
Material IP Contracts	49
Material Permits	46
Miraclon Entity/Transferred Subsidiary Cash	28
Negative Amount	36
Oakdale Lease Assignment Agreement	39
Parties	1
Party	1
Patents	12
Pension Plan Employee	83
Positive Amount	36
Print	17
Purchased Assets	26
Purchaser	1
Purchaser Assumed Defined Benefit Plans	83
Purchaser Disclosure Letter	65
Purchaser Documents	65
Purchaser Employees	77
Purchaser FSAP	80
Purchaser Indemnitees	104
Purchaser Instruction	42
Purchaser Savings Plan	82
R&W Insurer	18
Recall	63
Required Regulatory Approvals	98
Retained Liabilities	32
Schedule Supplement	115
Screening Tower Reseller and Service Agreement	39
Section 338(g) Election	103
Section 338(h)(10) Election	103
Seller	1
Seller Allowed Fields	91
Seller Disclosure Letter	43
Seller Documents	45

Seller Excluded Fields	90
Seller FSAP	80
Seller Indemnitees	105
Seller Names	29
Selling Subsidiary Documents	45
Shared Contracts	34
Software License Agreement	39
Solvency	20
SOW	74
Specialty Chemicals and Estar Supply Agreement	39
Specified Accounting Principles	38
Specified Contract Actions	34
Specified Customers	64
Specified Vendors	64
Tax Withholding	102
Tax Withholding Amount	102
Term Sheet Agreement	93
Third-Party Claim	108
TIL/Plates Development Agreement	39
Toll Coating Service Agreement	39
Trademark Transfer & License Agreement	39
Trademarks	12
Transfer Amount	83
Transferred Account Balances	80
Transferred IP	27
Transferred Shares	1
Transferred Subsidiary Excluded Asset	28
Transition Services Agreement	39
TSA SOWs	97
Undisclosed Employee	78
US Allocation Statement	37
US Miraclon Shares	1
Vancouver Sublease Agreement	39
VAT	100
VAT Statement	101
Worldwide Purchase Price Allocation Statement	37

Section 1.2         Construction.

In this Agreement, unless the context otherwise requires:

(a)         any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication;

(b)        the phrases “delivered” or “made available,” when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered or access provided to the relevant parties including, in the case of “made available” to Purchaser, material that has been posted in the “data room” (virtual or otherwise) established by Seller and which is viewable by Purchaser in such “data room”;

(c)        words expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(d)        references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(e)        references to “day” or “days” are to calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day;

(f)        references to “the date hereof” shall mean the date of this Agreement;

(g)        unless expressly indicated otherwise, the words “hereof,” “herein,” “hereto” and “hereunder,” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(h)        references to this “Agreement” or any other agreement or document shall be construed as references to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(i)        unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation; provided, however, that, for the purposes of determining a breach or inaccuracy in the representations and warranties set forth herein with respect to any violation or alleged violation of any Laws, a breach thereof or inaccuracy therein shall be determined to exist if a breach or inaccuracy existed under such Laws as in effect at the time of such violation or alleged violation; and

(j)        “include,” “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

Section 1.3        Exhibits, Seller Disclosure Letter and Purchaser Disclosure Letter. The Exhibits to this Agreement, the Seller Disclosure Letter and the Purchaser Disclosure Letter are incorporated into and form an integral part of this Agreement. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

Section 1.4        Knowledge. Where any representation or warranty or other provision contained in this Agreement is expressly qualified by reference to (a) the “Knowledge of Seller,” such knowledge shall mean the actual knowledge (as distinguished from constructive or imputed knowledge) of those individuals listed on: (i) Section 1.4(a)(i) of the Seller Disclosure Letter after reasonable inquiry of their direct reports, (ii) Section 1.4(a)(ii) of the Seller Disclosure Letter in respect of the representations and warranties in Section 3.25 and Section 3.27 only, (iii) Section 1.4(a)(iii) of the Seller Disclosure Letter in respect of the representations and warranties in Section 3.11 as applying to the Weatherford Property only and (iv) Section 1.4(a)(iv) in respect of the representations and warranties in Section 3.11 as applying to the Yamanashi Property only and (b) the “Knowledge of Purchaser,” such knowledge shall mean the actual knowledge (as distinguished from constructive or imputed knowledge) of those individuals listed on Section 1.4(b) of the Purchaser Disclosure Letter after reasonable inquiry of their direct reports.

ARTICLE II

PURCHASE AND SALE

Section 2.1        Purchase and Sale of the Purchased Assets. Upon the terms and subject to the conditions set forth herein, at the Closing, or in the case of the Deferred Items if applicable, at the Deferred Closing, (i) Seller shall, and shall cause the Selling Subsidiaries to, sell, assign, transfer, convey and deliver, to Purchaser, the Transferred Shares, the US Miraclon Shares, the Miraclon Belgium Shares and the Miraclon Belgium China Holdco Shares and Purchaser shall (directly or indirectly through one or more Affiliates) purchase Transferred Shares, the US Miraclon Shares, the Miraclon Belgium Shares and the Miraclon Belgium China Holdco Shares and, immediately thereafter, (ii) Seller shall, and shall cause the Selling Subsidiaries to, sell, convey, assign and transfer to Purchaser, and Purchaser shall (directly or indirectly through one or more Affiliates, which shall include the Miraclon Entities then owned by Purchaser and designated in writing to Seller at least two (2) Business Days prior to the expected Closing Date and subject to the requirements of any applicable Local Transfer Agreement) purchase, acquire and accept from each of Seller and the Selling Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances, the Transferred Shares, and all of the right, title and interest of each of Seller and the Selling Subsidiaries in the following assets, properties and rights, in each case, other than the Excluded Assets (collectively, the “Purchased Assets”), as the same may exist on the Closing, or in the case of the Deferred Closing if applicable, at the Deferred Closing:

(a)        the right, title and interest of each of Seller and the Selling Subsidiaries in and to the Owned Real Property;

(b)        all tangible personal property and interests therein, including all of the equipment, vehicles, machinery, tools, spare parts, furniture, Purchased IT Assets and other tangible personal property, in each case, which is (i) primarily relating to the Business, (ii) located at an Assumed Facility (other than the Shared Facilities) on the Closing Date or, if applicable to a Deferred Item, the Deferred Closing Date, or (iii) as set forth on Section 2.1(b) of the Seller Disclosure Letter (collectively, the “Equipment”);

(c)        all Assigned Real Property Leases and Contracts to which Seller or the Selling Subsidiaries are a party, or by which Seller or the Selling Subsidiaries are bound, in each case, either (i) to the extent relating to the Business, (other than any Business Benefit Plans and Miraclon Entity Benefit Plans which are addressed in Section 2.1(m) below); or (ii) as set forth on Section 2.1(c) of the Seller Disclosure Letter (collectively, with the Assigned Real Property Leases, Equipment Leases, consulting agreements and employment agreements of Business Employees (except as otherwise provided pursuant to Section 5.6(a)), the “Assumed Contracts”);

(d)        all Inventory of each of Seller, the Selling Subsidiaries and the Transferred Subsidiaries (i) to the extent relating to the Business, except Inventory that has been shipped or delivered by the Business to other divisions or segments of Seller and its Subsidiaries for the sale or consumption of such Inventory by such other divisions or segments pursuant to agreements entered into prior to the date hereof or in the ordinary course of business, (ii) that has been shipped or delivered to the Business by other divisions or segments of Seller and its Subsidiaries for the sale or consumption of such Inventory by the Business, (iii) located at an Assumed Facility (other than the Shared Facilities) on the Closing Date or the Deferred Closing Date when such Assumed Facility is transferred, or (iv) as set forth on Section 2.1(d) of the Seller Disclosure Letter;

(e)        (i) the Intellectual Property set forth on Section 2.1(e) of the Seller Disclosure Letter and all other forms of Intellectual Property exclusively relating to the Business that are owned by Seller, the Selling Subsidiaries or the Transferred Subsidiaries, in each case, other than the Intellectual Property associated with the Excluded IT Assets (the “Transferred IP”); and (ii) existing copies of any tangible embodiments of the Know-How forming part of the Transferred IP;

(f)        all Permits owned, utilized, held or maintained by or licensed to each of Seller, the Selling Subsidiaries and the Transferred Subsidiaries (subject to the terms of such Permits), in each case, (i) relating predominantly to the Business to the extent transferable or (ii) as set forth on Section 2.1(f) of the Seller Disclosure Letter (collectively, the “Assumed Permits”);

(g)        (i) subject to Section 5.9, the Current Business Books and Records and Historical Business Books and Records and (ii) all Business Employees’ Records;

(h)        the Accounts Receivable to the extent related to the Business;

(i)        all prepaid expenses and deposits and refunds to the extent predominantly relating to the Business (other than prepaid insurance) and included in the Closing Working Capital;

(j)        all claims (including under any Contract of insurance with a third party but excluding any claims under any insurance deductible or self-insurance), causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent), to the extent exclusively relating to the Business or any of the Purchased Assets or Assumed Liabilities;

(k)        the goodwill of the Business, including any such goodwill related to any Transferred IP;

(l)        all rights and claims under any and all transferable warranties extended by suppliers, vendors, contractors, manufacturers and licensors in relation to any of the Equipment or Inventory constituting a Purchased Asset pursuant to Section 2.1(d);

(m)        (i) all Purchaser Assumed Benefit Plans and Miraclon Entity Benefit Plans and any assets related thereto, as provided for in Section 5.6 and Section 5.6(l)(ii) of the Seller Disclosure Letter; provided, however, that, to the extent Purchaser or one of its Affiliates does not assume all Liabilities relating to a particular Purchaser Assumed Benefit Plan, then Purchased Assets shall, with respect to such Purchaser Assumed Benefit Plan, include only the portion of the assets, if any, relating to such Liabilities assumed by Purchaser or one of its Affiliates, as provided for in Section 5.6; and (ii) certain assets, if any, related to certain Business Benefit Plans as provided for in Section 5.6;

(n)        the assets set forth on Section 2.1(n) of the Seller Disclosure Letter;

(o)        Cash and Cash Equivalents of the Miraclon Entities and the Transferred Subsidiaries as of the Determination Time (such Cash and Cash Equivalents, the “Miraclon Entity/Transferred Subsidiary Cash”);

(p)        the right, title and interest of Seller and its Subsidiaries in the US Miraclon Shares, the Miraclon Belgium Shares, the Miraclon Belgium China Holdco Shares, and the Transferred Shares and all assets, properties and rights set forth in clauses (a) through (p) that are owned by any of the Miraclon Entities or the Transferred Subsidiaries;

(q)        all intercompany receivables of the Miraclon Entities and the Transferred Subsidiaries payable to them by Seller or the Selling Subsidiaries; and

(r)        any assets, properties and rights other than those set forth in Section 2.1(a) through Section 2.1(q) to the extent exclusively relating to the Business except for such assets, properties or rights that constitute Excluded Assets.

For the avoidance of doubt and notwithstanding anything else herein to the contrary, (i) any asset, property or right of any Transferred Subsidiary and any Miraclon Entity shall be deemed a Purchased Asset for all purposes of this Agreement except to the extent any such asset, property or right otherwise would be an Excluded Asset had it not been an asset, property or right of such Transferred Subsidiary or such Miraclon Entity (and instead an asset, right, or property of Seller or a Selling Subsidiary) (a “Transferred Subsidiary Excluded Asset”), (ii) any Transferred Subsidiary Excluded Asset shall be deemed an Excluded Asset for all purposes of this Agreement, and Seller shall cause such Transferred Subsidiary Excluded Assets to be transferred out of the relevant Transferred Subsidiary on or prior to the Closing, and (iii) any Liability of any Transferred Subsidiary or any Miraclon Entity that otherwise would be a Retained Liability had it not been a Liability of such Transferred Subsidiary or such Miraclon Entity (and instead a Liability of Seller or a Selling Subsidiary) shall be deemed a Retained Liability for all purposes of this Agreement (and Seller shall cause such Retained Liability to be transferred out of such Transferred Subsidiary or such Miraclon Entity on or prior to the Closing).

Section 2.2        Excluded Assets of the Business.

(a)        Notwithstanding any provision in this Agreement to the contrary, Purchaser is not purchasing or acquiring from Seller or the Selling Subsidiaries any assets, rights or properties not included in the Purchased Assets, including any of the following assets, rights or properties (collectively, the “Excluded Assets”):

(i)    Cash and Cash Equivalents other than the Miraclon Entity/Transferred Subsidiary Cash;

(ii)    the corporate charter, seal, minute books, stock record books and other similar documents relating to the organization, maintenance and existence of Seller or the Selling Subsidiaries, in each case, other than such corporate charter, seal, minute books, stock record books and other similar documents relating to the organization, maintenance and existence of the Miraclon Entities and the Transferred Subsidiaries;

(iii)    all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance proceeds received or receivable thereunder, and rights to assert claims with respect to any such insurance recoveries;

(iv)    (A) all Seller Benefit Plans and any and all assets, including any insurance contracts, related thereto and (B) all Business Benefit Plans and any and all assets, including any insurance contracts, relating thereto except as provided for in Section 5.6;

(v)    any right, title or interest in any Trademark containing “Kodak”, the Kodak logo, and all Kodak trade dress (the “Seller Names”), but excluding any Trademarks in the Transferred IP;

(vi)    all loans and other advances owing to Seller or any of its Affiliates (including the Selling Subsidiaries) by each current or former Seller Employee who is not a Purchaser Employee;

(vii)    the Tax Records of Seller and the Selling Subsidiaries;

(viii)    all of the rights and interests of the Selling Subsidiaries in and to the Contracts specified on Section 2.2(a)(viii) of the Seller Disclosure Letter (the “Excluded Contracts”);

(ix)    any assets and associated claims arising out of or with respect to the Retained Liabilities;

(x)    all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) which do not relate to a Purchased Asset;

(xi)    all of the rights and interests of Seller and its Affiliates (including the Selling Subsidiaries) in and to all the Excluded Books and Records;

(xii)    any equity interests of any entity owned or held by Seller or any or its Subsidiaries, in each case, other than the US Miraclon Shares, the Miraclon Belgium Shares, the Miraclon Belgium China HoldCo Shares, the Miraclon Shares and the Transferred Shares;

(xiii)    assets, properties or rights listed on Section 2.2(a)(xiii) of the Seller Disclosure Letter, notwithstanding the fact that such entities or assets are related exclusively to the Business;

(xiv)    all (a) refunds and credits of Taxes of Seller or its Subsidiaries (other than the Miraclon Entities or the Transferred Subsidiaries), including any refunds or credits of Taxes arising in connection with the transactions contemplated by this Agreement, and (b) except with respect to the Transferred Subsidiaries and the Miraclon Entities and A/R VAT Amounts described in Section 7.3, receivables from Taxing Authorities related to value-added Taxes or similar Taxes or import/export duties, in each case, (x) due to Seller or any of its Affiliates (including the Selling Subsidiaries) and (y) arising from the Business or the Purchased Assets for any Pre-Closing Tax Period;

(xv)    all IT Assets that are not Purchased IT Assets (the “Excluded IT Assets”);

(xvi)    all rights to receive administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Business by Seller or the Selling Subsidiaries, either directly or indirectly through third-party service providers, prior to the Closing Date (or on the Deferred Closing Date) and all assets of Seller or the Selling Subsidiaries exclusively related to such administrative and corporate (overhead, shared and other) services and benefits, including: (A) computer and information processing services; (B) finance, accounting and payroll services; (C) facilities management services (including environmental, health and safety); (D) treasury services (including banking, insurance, administration, taxation and internal audit); (E) general and administrative services; (F) executive and management services; (G) legal services; (H) human resources services; (I) risk management services; (J) group purchasing services; (K) corporate marketing, strategy and development services; (L) corporate travel services; (M) investor relations services; (N) credit and collections, (O) financial planning and analysis; (P) security; (Q) import and export; and (R) supply chain and logistics (collectively, the “Excluded Services”) (it being understood that any rights to receive such Excluded Services, if any, are provided pursuant to the terms of the Closing Agreements and then only to the extent provided for pursuant thereto);

(xvii)    all recoveries relating to or arising from Actions arising out of or relating to the Retained Liabilities or Seller’s or the Selling Subsidiaries’ ownership or operation of the Excluded Assets;

(xviii)    all rights arising under or relating to any Retained Liabilities; and

(xix)    all other assets, rights or properties set forth on Section 2.2(a)(xix) of the Seller Disclosure Letter.

In addition to the above, Seller and its Subsidiaries shall have the right to retain, for (i) three (3) years following the Closing and the Deferred Closing, copies of Current Business Books and Records and (ii) for so long as necessary to comply with Section 5.9 of this Agreement, Historical Business Books and Records to which Seller and its Subsidiaries in good faith reasonably determine they are reasonably likely to need access for bona fide tax or legal purposes (including, for the avoidance of doubt, the provision of services under the Transition Services Agreement and performance under any Closing Agreement or this Agreement).

Section 2.3        Assumption of Certain Obligations Related to the Business. Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective at the Closing (unless otherwise specified in this Agreement to be at the Deferred Closing, at such Deferred Closing, or as otherwise specified), to assume or retain, as applicable, and to satisfy, pay, perform and discharge when due all of the following Liabilities of Seller, the Miraclon Entities, the Selling Subsidiaries and the Transferred Subsidiaries in each case, other than any Retained Liabilities (collectively, the “Assumed Liabilities”) as the same may exist on the Closing or, in the case of the Deferred Closing, at the Deferred Closing;

(a)        all Liabilities and other obligations under Assumed Contracts or the other Purchased Assets (including Contracts that are assigned to Purchaser pursuant to Section 2.1 at or subsequent to the Closing), whether arising prior to, at or after the Closing;

(b)        subject to Section 2.3(c), all Liabilities to the extent relating to, arising from or as a result of the Purchased Assets or the Business, in each case, to the extent arising at or after the Closing and excluding any Retained Liabilities;

(c)        subject to the terms of the IP License Agreement, Software License Agreement and Trademark Transfer & License Agreement, all Liabilities and other obligations relating to the maintenance, prosecution, enforcement and fees relating to the Transferred IP, in each case, to the extent arising at or after the Closing;

(d)        subject to the terms of the Closing Agreements, all Actions (and Liabilities resulting therefrom) to the extent resulting from the conduct or operation of the Business or the ownership of the Purchased Assets, including all Liabilities with respect thereto, whether prior to, at or after the Closing, in each case, to the extent arising from the design, manufacture, testing, marketing, service, distribution, operation or sale of the products and services, including indemnification or warranty obligations and irrespective of any legal theory asserted, of the Business;

(e)        all other Liabilities arising at or after the Closing relating to the conduct, ownership or operation of the Business or the Purchased Assets on or after the Closing, including where such Liabilities relate to compliance with Environmental Laws;

(f)        subject to Section 5.6, all Liabilities and other obligations on or after the Closing with respect to Purchaser Employees;

(g)        (i) all Liabilities and other obligations arising prior to, at or after the Closing in respect of or relating to any and all Purchaser Benefit Plans and Miraclon Entity Benefit Plans; (ii) all Liabilities and other obligations in respect of or relating to any and all Purchaser Assumed

Benefit Plans arising during the period specified on Section 1.1(g) of the Seller Disclosure Letter; (iii) all Liabilities and other obligations assumed or retained by, transferred, assigned or allocated to or otherwise undertaken by Purchaser or one of its Affiliates or for which Purchaser or one of its Affiliates agreed to be responsible, in each case, as provided for in Section 5.6; and (iv) all Liabilities and other obligations arising from or related to any breach of Purchaser’s or its Affiliates’ obligations under Section 5.6;

(h)        all Liabilities for (i) Taxes arising from or with respect to the Purchased Assets or the Business for any Post-Closing Tax Period, (ii) Taxes of the Miraclon Entities or the Transferred Subsidiaries for any Post-Closing Tax Period and (iii) Transfer Taxes that are the responsibility of Purchaser under Section 7.1;

(i)        all intercompany payables of the Miraclon Entities and the Transferred Subsidiaries payable to Seller or the Selling Subsidiaries;

(j)        all Liabilities set forth on Section 2.3(i) of the Seller Disclosure Letter.

Section 2.4        Retained Liabilities. Notwithstanding any other provision of this Agreement Seller and the Selling Subsidiaries shall retain and be responsible for the following Liabilities (collectively, the “Retained Liabilities”):

(a)        Liabilities exclusively related to the Business for which Seller or a Selling Subsidiary expressly has responsibility pursuant to the terms of this Agreement or any Closing Agreement;

(b)        except as expressly set forth in Section 2.3(f), Section 2.3(g), Section 2.3(h) or Section 5.6(f), Liabilities to the extent related to the Excluded Assets;

(c)        intercompany Liabilities of Seller and the Selling Subsidiaries;

(d)        all Liabilities for (i) Taxes arising from or with respect to the Purchased Assets or the Business for any Pre-Closing Tax Period and Taxes of Seller or any Selling Subsidiary (other than the Miraclon Entities) (except, in each case, as expressly set forth in Section 2.3(f), Section 2.3(g) and Section 2.3(h)) and (ii) Transfer Taxes that are the responsibility of Seller under Section 7.1;

(e)        any Indebtedness of Seller or any Selling Subsidiary that does not arise from and is not related to the Business or any Purchased Asset;

(f)        all Liabilities (i) to the extent arising prior to the Closing relating to the conduct, ownership or operation of the Business or the Purchased Assets by Seller or any Selling Subsidiary or (ii) relating to any act or omission of the Seller or any Selling Subsidiary occurring prior to the Closing, in each case, which relate to compliance with Environmental Laws;

(g)        all Retained Environmental Liabilities;

(h)        all Liabilities of the Miraclon Entities (i) to the extent arising prior to the Closing or (ii) relating to any act or omission of the Miraclon Entities occurring prior to the Closing, in each case which relate to compliance with Environmental Laws; and

(i)        any Liabilities of Seller or the Selling Subsidiaries to the extent unrelated to the Business.

Section 2.5        Wrong Pockets.

(a)        If at any time after the Closing Date or the Deferred Closing Date, as applicable, Seller or any Selling Subsidiary (other than a Miraclon Entity or a Transferred Subsidiary) holds any Purchased Asset or Assumed Liability, Seller shall (i) promptly notify Purchaser, and (ii) transfer, or cause each such Selling Subsidiary to transfer, at no cost, as promptly as reasonably practicable, to Purchaser, or an Affiliate designated by Purchaser, any such Purchased Asset or Assumed Liability, and until such time, Seller or the relevant Selling Subsidiary shall hold such Purchased Asset or Assumed Liability for Purchaser’s benefit and account and manage and operate such Purchased Asset or Assumed Liability for Purchaser’s benefit and account, with all gains, income, Losses, Liabilities and Taxes or other items generated to be for Purchaser’s account.

(b)        If at any time after the Closing Date or the Deferred Closing Date, as applicable, Purchaser or any Purchaser Affiliate holds any Excluded Asset or Retained Liability, then Purchaser shall (i) promptly notify Seller, and (ii) as promptly as reasonably practicable, at no cost, transfer, or cause the relevant Purchaser Affiliate to transfer, to any Selling Subsidiary designated by Seller (other than a Miraclon Entity or a Transferred Subsidiary), any such Excluded Asset or Retained Liability, and until such time, Purchaser or relevant Purchaser Affiliate shall hold such Excluded Asset or Retained Liability for Seller’s benefit and account and manage and operate such Excluded Asset or Retained Liability for Seller’s benefit and account, with all gains, income, Losses, Liabilities and Taxes or other items generated to be for Seller’s account.

(c)        If any transfer of a Purchased Asset, Assumed Liability, Excluded Asset, or Retained Liability is made pursuant to Section 2.5(a) or Section 2.5(b), no consideration shall be provided to any Person in respect to such transfer, to the extent permitted by applicable Laws. The Parties shall use commercially reasonable efforts to structure such transfer in an equitable manner for both Seller and Purchaser including from legal and Tax perspectives with a view to ensuring that from an economic standpoint the relevant transfer is neutral for the Parties.

Section 2.6        Consents.

(a)        Seller shall use commercially reasonable efforts to obtain prior to the Closing all Third Party Consents with respect to the granting of rights in relation to the TSA Properties pursuant to the Transition Services Agreement and in relation to the transfer of the Assumed Permits and Assumed Contracts and in relation to the grant of the Subleases, including those set forth on, and in accordance with the terms set forth on, Section 2.6(a) of the Seller Disclosure Letter, which would include making reasonable payments or other economic concessions, incurring any reasonable Liability, or offering or granting any reasonable accommodation (financial or otherwise) to any third-party to obtain any Third Party Consents.

Any fees, costs, payments or Liabilities in connection with obtaining such Third Party Consents shall be borne by Seller. Purchaser shall reasonably assist and cooperate with Seller in connection therewith.

(b)        Notwithstanding anything to the contrary in this Agreement other than Section 6.2(e), any Assumed Permit or Assumed Contract that is not assignable or transferable or Subleases that cannot be granted without Third Party Consent shall not be construed to have been assigned, transferred or granted by this Agreement, to the extent that such Third Party Consent shall not have been given prior to the Closing; provided, however, that Seller shall have the continuing obligation until the termination of the Transition Services Agreement to use commercially reasonable efforts to obtain the Third Party Consents. Upon obtaining the Third Party Consents, such Assumed Permits, Assumed Contracts or Subleases, shall promptly be transferred and assigned or granted to Purchaser (or its designated Purchaser Affiliate) hereunder.

(c)        Where any Third Party Consent or third party consent to the occupation of the TSA Properties under the Transition Services Agreement has not been obtained prior to Closing, from Closing until that Third Party Consent is obtained and the relevant Assumed Contract or Assumed Permit is transferred and assigned to Purchaser, Seller shall use commercially reasonable efforts to obtain for Purchaser an arrangement with respect thereto to provide for Purchaser substantially comparable benefits therein in compliance with the terms of the applicable Assumed Permit or Assumed Contract and, until such substantially comparable benefits are obtained, Seller or relevant Selling Subsidiary shall hold such Assumed Contract or Assumed Permit for Purchaser’s benefit and account and manage and operate such Assumed Permit or Assumed Contract for Purchaser’s benefit and account, with all gains, income, losses, Liabilities, Taxes and Tax benefits or other items generated to be for Purchaser’s account.

(d)        Section 2.6(d) of the Seller Disclosure Letter sets forth a description of the actions with respect to Contracts that relate to the Business and relate also to the Excluded Assets (“Shared Contracts”) and certain other actions with respect to Contracts related to the Business requiring consent to transfer pursuant to the terms hereof (together with the actions with respect to Shared Contracts, the “Specified Contract Actions”). Seller shall use, and shall cause the Selling Subsidiaries to use, commercially reasonable efforts to take the Specified Contract Actions. Purchaser shall reasonably assist and cooperate with Seller in connection therewith.

Section 2.7        Estimated Purchase Price; Payment.

(a)        Determination of the Estimated Purchase Price. Not earlier than thirty (30) and not later than twelve (12) days prior to the anticipated Closing Date, Seller shall in good faith prepare and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth its calculation of (i) the Estimated Purchase Price and (ii) each of the Estimated Purchase Price Elements, together with reasonable supporting detail with respect to the calculation of such amounts. Schedule A sets forth a hypothetical sample Estimated Closing Statement, which illustrates the method by which the Estimated Purchase Price would have been calculated if the Closing occurred on June 30, 2018 (the “Example Closing Statement”) and the accounting methodologies, principles and procedures used in the calculation of the Estimated Purchase Price.

The Estimated Closing Statement shall be prepared in a manner consistent with Section 2.8(f). Within five (5) days after the delivery of the Estimated Closing Statement, if Purchaser has any objections to Seller’s calculation of the Estimated Purchase Price, Purchaser may provide a written statement of its objections to Seller. The Parties shall engage in good faith with a view to resolving any dispute regarding the calculation of the Estimated Purchase Price as promptly as practicable prior to Closing. If after engaging in good faith, the Parties cannot resolve any dispute before Closing, then the Closing will occur based on the Estimated Closing Statement delivered by Seller.

(b)        Payment of the Estimated Purchase Price; Assumption of Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the sale and transfer of the Purchased Assets, at the Closing, (i) Purchaser and any applicable Subsidiary of Purchaser shall deliver to Seller and each Selling Subsidiary in accordance with the Worldwide Purchase Price Allocation Schedule an amount in cash equal to the Estimated Purchase Price, minus, if applicable, the Deferred Jurisdiction Purchase Price, and (ii) Purchaser and any applicable Subsidiary of Purchaser shall assume all of the Assumed Liabilities, in each case, in accordance with the Worldwide Purchase Price Allocation Schedule.

Section 2.8        Post-Closing Purchase Price Adjustment.

(a)        No later than ninety (90) days following the Closing Date, Purchaser shall in good faith prepare and deliver to Seller for its review a statement (the “Closing Statement”) setting forth its calculation of (i) the Purchase Price, (ii) each of the Purchase Price Elements, together with reasonable supporting detail with respect to the calculation of such amounts and (iii) the specific amounts and items set forth in such Closing Statement which differ from the items set forth in the Estimated Closing Statement and reasonable supporting documentation and calculations with respect thereto. The Closing Statement shall be prepared in a manner consistent with Section 2.8(f). Purchaser and its accountants and financial and other advisors may make reasonable inquiries of Seller and/or Seller’s Representatives regarding questions concerning or disagreements with the Estimated Closing Statement arising in the course of Purchaser’s preparation of the Closing Statement and Seller shall, with Seller’s internal resources and personnel, assist the Purchaser in such preparation. During such period, Seller shall provide Purchaser and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the books and records and Representatives of Seller to the extent such materials relate to the calculation of the Estimated Closing Statement or any components thereof. Seller shall cooperate in good faith and promptly respond to reasonable requests in accordance with this Section 2.8(a).

(b)        Seller and its accountants and financial and other advisors may make reasonable inquiries of Purchaser and/or Purchaser’s Representatives regarding questions concerning or disagreements with the Closing Statement arising in the course of Seller’s review. Seller shall complete its review of the Closing Statement within forty-five (45) days after the delivery thereof to Seller. During such review period, Purchaser shall provide Seller and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the premises, books and records and Representatives of the Business and Purchaser to the extent such materials relate to the calculation of the Closing Statement for the purpose of completing Seller’s review of the Closing Statement. Purchaser shall cooperate in good faith and promptly respond to reasonable requests in accordance with this Section 2.8(b). Promptly following completion of its review (but in no event later than the conclusion of the forty-five (45) day period), Seller may submit to Purchaser a letter regarding its concurrence or disagreement with the accuracy of the Closing Statement; provided, however, that any such letter must specify: (i) the items of the Closing Statement with which Seller disagrees; (ii) the adjustments that Seller proposes to be made to the Closing Statement (a “Disputed Item”); and (iii) the specific amount of such disagreement and reasonable supporting documentation and calculations thereof, in each case, to the extent known. If Seller does not deliver a letter disagreeing with the accuracy of the Closing Statement before the conclusion of such thirty (30) day period, the Closing Statement shall be final, binding and conclusive upon the Parties, and Seller shall be deemed to have agreed with all items and amounts contained in the Closing Statement. If Seller does deliver such a letter, following such delivery, Seller and Purchaser shall attempt in good faith to resolve promptly any disagreement as to the computation of any item in the Closing Statement. Any items as to which there is no disagreement shall be deemed agreed. If a resolution of such disagreement has not been effected within fifteen (15) days (or longer, as mutually agreed by the Parties) after delivery of such letter, then Seller and Purchaser shall submit any Disputed Item to the Independent Accountant for determination. The determination of the Independent Accountant, acting as an expert and not an arbitrator, with respect to any Disputed Item shall be completed within thirty (30) days of submission of such Disputed Item to the Independent Accountant (or longer, as mutually agreed by the Parties), shall be determined in accordance with this Agreement and shall be final, binding and conclusive upon Seller and Purchaser absent manifest error. The Independent Accountant shall adopt a position within the range of positions submitted by Seller and Purchaser with respect to any Disputed Item. The Independent Accountant shall not review any line items or make any determination with respect to any matter other than with respect to Disputed Items. Any fees and expenses relating to the engagement of the Independent Accountant shall be borne pro rata by Purchaser, on the one hand, and Seller, on the other hand, in proportion to the difference between the Final Purchase Price and the Final Purchase Price that would have resulted from the use of the proposed calculations of one of the Parties. For example, if the Final Purchase Price that would have resulted based on the Closing Statement delivered by Purchaser pursuant to Section 2.8(a) was $5,000,000 less than the Final Purchase Price (as finally determined), but the Final Purchase Price that would have resulted based on the adjustments set forth in Seller’s Disputed Items delivered by Seller pursuant to Section 2.8(b) was $2,500,000 more than the Final Purchase Price (as finally determined), Purchaser will pay 2/3 of such fees and expenses, and Seller, will pay 1/3 of such fees and expenses.

(c)        Purchaser shall, if necessary, revise the Closing Statement to reflect the final determination of the Purchase Price in accordance with Section 2.8(b) (as adjusted, the “Final Purchase Price”).

(d)        Within ten (10) Business Days after the determination of the Final Purchase Price, (i) if the Final Purchase Price exceeds the Estimated Purchase Price (the difference between the Final Purchase Price and the Estimated Purchase Price, the “Positive Amount”), then Purchaser and any applicable Subsidiary of Purchaser shall pay to Seller and each Selling Subsidiary in accordance with the Worldwide Purchase Price Allocation Schedule an amount equal to the Positive Amount or (ii) if the Estimated Purchase Price exceeds the Final Purchase Price (the difference between the Estimated Purchase Price and the Final Purchase Price, the “Negative Amount”), then Seller and each Selling Subsidiary shall pay to Purchaser and any applicable Subsidiary of Purchaser in accordance with the Worldwide Purchase Price Allocation Schedule an amount equal to the Negative Amount. In addition, within ten (10) Business Days after the later of (i) the determination of the Final Purchase Price and (ii) any such Liability becoming due and payable, Purchaser and any applicable Subsidiary of Purchaser shall pay to Seller (or its designee) any amounts included as current Liabilities in the Final Working Capital or as Closing Indebtedness, but, in each case, only to the extent such Liabilities or Indebtedness are not Assumed Liabilities.

(e)        Any payments to be made pursuant to Section 2.7(b) and Section 2.8(d) shall be made by wire transfer of immediately available funds to the accounts designated in writing by Purchaser or Seller, as the case may be no later than ten (10) Business Days following the determination of the Final Purchase Price.

(f)        Each of the Estimated Closing Statement (including the Estimated Purchase Price and Estimated Purchase Price Elements) and the Closing Statement (including the Purchase Price and Purchase Price Elements) shall be prepared and calculated in accordance with the definitions of such terms contained in this Agreement and Schedule A.

(g)        Notwithstanding anything to the contrary contained herein, (i) in no event shall Purchaser be entitled to a purchase price adjustment pursuant to this Section 2.8 with respect to a Liability for which it is entitled to indemnification pursuant to the express terms of this Agreement and (ii) in no event shall any component of the Purchase Price include an amount for an item that is duplicative of another amount included elsewhere in the Purchase Price calculation (it being understood that any such item may be included in only one Purchase Price Element of the Purchase Price).

Section 2.9        Purchase Price Allocation.

(a)        Seller and Purchaser agree to allocate the Purchase Price and Assumed Liabilities among Seller, each Selling Subsidiary and Transferred Subsidiary in accordance with Schedule B attached hereto (the “Worldwide Purchase Price Allocation Schedule”). Seller and Purchaser agree to allocate any subsequent adjustment to the Purchase Price or Assumed Liabilities among Seller, each Selling Subsidiary and Transferred Subsidiary in accordance with the Worldwide Purchase Price Allocation Schedule. None of the Parties or any Affiliate thereof shall take, or permit any Affiliate to take, any position for any Tax purpose (whether in connection with audits, Tax Returns or otherwise) that is inconsistent with the Worldwide Purchase Price Allocation Schedule, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar adjustment required under any similar provision of state, local, or non-US tax Law).

(b)        Within one hundred twenty (120) Business Days after the Closing Date, Seller shall deliver to Purchaser a statement (the “US Allocation Statement”), allocating the portion of the Final Purchase Price that was allocated to Seller pursuant to Section 2.9(a) (plus Assumed Liabilities, to the extent properly taken into account under applicable Law) to the Purchased Assets acquired by Purchaser in accordance with the Worldwide Purchase Price Allocation Schedule and Section 1060 of the Code. If within sixty (60) Business Days following the delivery of the US Allocation Statement, Purchaser objects to such US Allocation Statement to Seller in writing, Seller and Purchaser shall negotiate in good faith to attempt to resolve their disagreement and agree on the US Allocation Statement. Should such foregoing negotiations not result in an agreement within fifteen (15) Business Days after receipt by Seller of such written objection from Purchaser, then either (a) Purchaser or (b) Seller may submit this matter to the Independent Accountant. The Independent Accountant will deliver to Purchaser and Seller a written determination of the final US Allocation Statement within thirty (30) days of the submission of the dispute to the Independent Accountant, which determination shall be final, binding and conclusive on the Parties absent manifest error. All fees and expenses relating to the work, if any, to be performed by the Independent Accountant pursuant to this Section 2.9(b) will be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. None of the Parties or any Affiliate thereof shall take, or permit any Affiliate to take, any position for any Tax purpose (whether in connection with audits, Tax Returns or otherwise) that is inconsistent with the final US Allocation Statement, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar adjustment required under any similar provision of state or local tax Law).

(c)        To the extent required under the applicable Law of any non-US jurisdiction applicable to Tax, Seller and Purchaser will prepare purchase price allocation statements for any such jurisdictions in accordance with the procedures analogous to those set forth in Section 2.9(b), including the acceleration of such procedures to the extent it is required for the determination and payment of Transfer Taxes under Section 7.1.

(d)        For purposes of calculating the Closing Working Capital, Schedule A, and the Closing Statement (as applicable), any assets or liabilities that are denominated in any currency other than U.S. dollars shall be deemed converted, and calculated as if converted, into U.S. dollars, on a consolidated basis as of the Determination Time with any other amounts denominated in such currency and using the same practices, principles, policies, methodologies, and procedures (with consistent classifications, judgments, and valuation and estimation practices, principles, policies, methodologies, and procedures) that were used in the preparation of the June 2018 Financial Statements and, to the extent applicable, the “Specified Accounting Principles” contained on Schedule A; provided, however, that such deemed conversion shall not require the actual conversion, exchange or any other distribution or transfer of funds from or to any currency or jurisdiction (or any costs or expenses associated therewith).

Section 2.10        Closing.

(a)        Unless this Agreement shall have been terminated pursuant to Article IX, and subject to satisfaction of the conditions precedent specified in Article VI, except as set forth in Section 2.10(d) (or, to the extent permitted by applicable Law, the written waiver thereof by the Party entitled to waive any such condition), the Closing shall take place at the offices of Linklaters LLP, 1345 Avenue of the Americas, New York, 10105, at 9:00 A.M., prevailing Eastern Time on the first Business Day of the month which is no less than seven (7) days following the satisfaction or waiver of the conditions precedent specified in Article VI (other than the conditions to be satisfied at the Closing, but subject to the waiver or satisfaction of such conditions at Closing) or at such other times and places as the Parties may mutually agree to in writing. The date on which the Closing occurs is called the “Closing Date”. All of the transactions contemplated by this Agreement shall be deemed to occur simultaneously at the Closing or the Deferred Closing, as applicable. If Seller reasonably expects the Closing to occur at the next possible Closing Date, as determined in accordance with this Section 2.1(a), then Seller shall provide written notice of such fact to Purchaser no less than ten (10) Business Days prior to such next possible Closing Date.

(b)        At the Closing, Purchaser and any applicable Subsidiary of Purchaser shall deliver or cause to be delivered or made available to Seller and each Selling Subsidiary in accordance with the Worldwide Purchase Price Allocation Schedule the following documents duly executed, where applicable, by the Purchaser and/or relevant Subsidiary(ies) of the Purchaser (i) the Estimated Purchase Price by wire transfer of immediately available funds to an account or accounts specified in writing by Seller at least seven (7) days prior to the Closing Date; (ii) the duly executed officer’s certificates referenced in Section 6.3(c); (iii) a transition services agreement, substantially in the form attached as Exhibit A (the “Transition Services Agreement”), duly executed by Purchaser; (iv) a supply agreement, substantially in the form attached as Exhibit B (the “CtP OEM Supply and Break/Fix Service Agreement”); (v) a development agreement, substantially in the form attached as Exhibit C (the “CtP Development Agreement”); (vi) a general bill of sale and assignment and assumption agreement (other than with respect to the Deferred Items and any Liabilities with respect thereto), substantially in the form attached as Exhibit D (the “Bill of Sale and Assignment and Assumption Agreement”); (vii) the intellectual property transfer and license agreement, substantially in the form attached as Exhibit E (the “IP License Agreement”); (viii) the Weatherford Deed; (ix) a development agreement, including such terms set forth in the term sheet attached as Exhibit F (the “TIL/Plates Development Agreement”); (x) a supply agreement, substantially in the form attached as Exhibit G (the “Laminator Supply Agreement”); (xi) a supply agreement, substantially in the form attached as Exhibit H (the “Specialty Chemicals and Estar Supply Agreement”); (xii) a services agreement, substantially in the form attached as Exhibit I (the “Analytical Services Agreement”); (xiii) a trademark transfer and license agreement, substantially in the form attached as Exhibit J (the “Trademark Transfer & License Agreement”); (xiv) a service agreement, including such terms set forth in the term sheet attached hereto as Exhibit K (the “Toll Coating Service Agreement”); (xv) a supply agreement, including such terms set forth in the term sheet attached hereto as Exhibit L (the “AM3D Supply Agreement”); (xvi) a lease assignment agreement, substantially in the form attached hereto as Exhibit M (the “Oakdale Lease Assignment Agreement”); (xvii) a lease assignment agreement, substantially in the form attached hereto as Exhibit N (the “Belgium Lease Assignment Agreement”); (xviii) a sublease agreement, including such terms set forth in the form attached hereto as Exhibit O (the “Vancouver Sublease Agreement”); (xix) a sublease agreement, in substantially the form attached hereto subject to such changes as are described in the cover note to it, as Exhibit P (the “Israel Sublease Agreement”); (xx) a lease assignment agreement, in substantially the form attached hereto as Exhibit Q (the “China Lease Assignment Agreement”); (xxi) a reseller and service agreement, including such terms set forth in the term sheet attached hereto as Exhibit R (the “Screening Tower Reseller and Service Agreement”); (xxii) the software license agreement (the “Software License Agreement”), substantially in the form attached as Exhibit S; (xxiii) a Local Transfer Agreement in respect of each Selling Subsidiary incorporated in a Specified Jurisdiction, duly executed by the relevant Purchaser Affiliate for such Specified Jurisdiction; (xxiv) the marketing services agreement, including such terms set forth in the term sheet attached hereto as Exhibit V (the “Marketing Services Agreement”); (xxv) the digital front end distribution agreement, including such terms set forth in the term sheet attached hereto as Exhibit W (the “Digital Front End Distribution Agreement”) and (xxvi) the Joinder for Transferred Subsidiaries and Miraclon Entities (as defined in Section 10.15).

(c)        At the Closing, Seller shall deliver or cause to be delivered or made available to Purchaser the following documents duly executed, where applicable, by Seller and/or relevant Subsidiary(ies) of Seller: (i) the duly executed officer’s certificates referenced in Section 6.2(d); (ii) the Transition Services Agreement; (iii) the CtP OEM Supply and Break/Fix Service Agreement; (iv) the CtP Development Agreement, (v) the Bill of Sale and Assignment and Assumption Agreement (other than with respect to the Deferred Items and any Liabilities with respect thereto); (vi) the IP License Agreement; (vii) the Weatherford Deed; (viii) the Seller Non-Foreign Affidavit; (ix) the TIL/Plates Development Agreement; (x) the Laminator Supply Agreement; (xi) the Specialty Chemicals and Estar Supply Agreement, duly executed by Seller; (xii) the Analytical Services Agreement; (xiii) the Trademark Transfer & License Agreement; (xiv) the Toll Coating Service Agreement; (xv) the AM3D Supply Agreement; (xvi) the Oakdale Lease Assignment Agreement (which shall also be duly executed by any counterparty other than Purchaser); (xvii) the Belgium Lease Assignment Agreement (which shall also be duly executed by any counterparty other than Purchaser); (xviii) the Vancouver Sublease Agreement (which shall also be duly executed by any counterparty other than Purchaser); (xix) the Israel Sublease Agreement; (xx) the China Lease Assignment Agreement (which shall also be duly executed by any counterparty other than Purchaser); (xxi) the Screening Tower Reseller and Service Agreement; (xxii) the Software License Agreement; (xxiii) a Local Transfer Agreement in respect of each Selling Subsidiary incorporated in a Specified Jurisdiction, duly executed by such Selling Subsidiary; (xxiv) the Marketing Services Agreement; (xxv) the Digital Front End Distribution Agreement; (xxvi) stock certificates or local equivalent evidencing the US Miraclon Shares, the Transferred Shares, the Miraclon Belgium Shares, and the Miralcon Belgium China HoldCo Shares duly endorsed in blank or accompanied by stock power duly executed in blank, in a form reasonably satisfactory to Purchaser (or, to the extent the US Miraclon Shares, Transferred Shares, the Miraclon Belgium Shares, or the Miralcon Belgium China HoldCo Shares are not certificated, assignments of equity interests in a form reasonably satisfactory to Purchaser); and (xxvii) resignations, effective as of the Closing, of any of the directors and officers of the Miraclon Entities and the Transferred Subsidiaries to the extent requested in writing at least five (5) Business Days prior to the Closing by Purchaser.

(d)        For the jurisdiction set forth on Section 2.10(d) of the Seller Disclosure Letter (the “Deferred Jurisdiction”), Seller shall exercise commercially reasonable efforts to satisfy the Deferred Jurisdiction Conditions; provided that if Seller has exercised such efforts and the Deferred Jurisdiction Conditions are not satisfied by the time all the other conditions set out in Article VI have been satisfied (other than these which are by their nature satisfied at Closing and other than those in respect of the Deferred Jurisdiction), the Parties shall defer the Closing solely with respect to the Purchased Assets and Assumed Liabilities held in, operated in, or related to such Deferred Jurisdiction (such Purchased Assets and Assumed Liabilities, collectively, the “Deferred Items”). From and after the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, continue to use commercially reasonable efforts to effect the Closing for the Deferred Jurisdiction as provided pursuant to this Section 2.10(d) (the “Deferred Closing”). The Deferred Closing shall occur as soon as reasonably practicable after the Closing Date and on the first Business Day of the month which is at least two (2) Business Days following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VI and the Deferred Jurisdiction Conditions with respect to the Deferred Items for the Deferred Jurisdiction (the date on which the Deferred Closing occurs, the “Deferred Closing Date”) as if such Deferred Closing was the Closing (other than such conditions as may, by their terms, only be satisfied at the Deferred Closing or on the date of the Deferred Closing), or at such other place, time or date as Seller and Purchaser may mutually agree in writing. At the Deferred Closing, the Purchaser shall pay the Deferred Jurisdiction Purchase Price.

(e)      Seller and the Selling Subsidiaries (other than the Miraclon Entities or the Transferred Subsidiaries) shall cause that there not be, from (and including) the Closing Date to (and including) the Deferred Closing Date, any Leakage to them or for their benefit. In the event of any Leakage from (and including) the Closing Date to (and including) the Deferred Closing Date, Seller shall, or shall cause the Selling Subsidiaries to, on demand, indemnify the Purchaser, by way of adjustment to the Deferred Jurisdiction Purchase Price, an amount in cash equal to such Leakage.

(f)      At the Deferred Closing, Purchaser shall deliver or cause to be delivered to Seller the following: (i) a counterpart of the Bill of Sale and Assignment and Assumption Agreement with respect to the applicable Deferred Items, duly executed by Purchaser; (ii) counterparts of such other instruments of assignment and assumption, quitclaim deeds, bills of sale and other instruments or documents, in form and substance reasonably acceptable to Seller and Purchaser, as may be necessary to effect the transfer of the applicable Deferred Items consisting of Transferred IP, tangible personal property and the Leased Real Property Transfer Documents to Purchaser, duly executed by Purchaser; (iii) a Local Transfer Agreement, duly executed by China Newco for such Specified Jurisdiction, in respect of any Selling Subsidiary incorporated in the Deferred Jurisdiction, but solely to the extent all required consents from, and filings with and notices to, the Governmental Authorities in such Deferred Jurisdictions have been obtained or made; (iv) a counterpart of each of the other Closing Agreements duly executed by Purchaser that by their terms are to be executed and delivered at the Deferred Closing; and (v) any payments or transfers required to be made by Purchaser at the Deferred Closing.

(g)      At the Deferred Closing, Seller shall deliver or cause to be delivered to Purchaser the following: (i) a counterpart of the Bill of Sale and Assignment and Assumption Agreement with respect to the applicable Deferred Items, duly executed by Seller or the applicable Selling Subsidiary; (ii) counterparts of such other instruments of assignment and assumption, quitclaim deeds, bills of sale and other instruments or documents, in form and substance reasonably acceptable to Seller and Purchaser, as may be necessary to effect the transfer of the applicable Deferred Items consisting of Transferred IP, tangible personal property and the Leased Real Property Transfer Documents to Purchaser, duly executed by Seller or the applicable Selling Subsidiary; (iii) a Local Transfer Agreement in respect of any Selling Subsidiary incorporated in the Deferred Jurisdiction, duly executed by such Selling Subsidiary, but solely to the extent all required consents from, and filings with and notices to, the Governmental Authorities in such Deferred Jurisdictions have been obtained or made; (iv) a counterpart of each of the other Closing Agreements duly executed by Seller or the applicable Selling Subsidiary that by their terms are to be executed and delivered at the Deferred Closing; and (v) any payments or transfers required to be made by Seller or the applicable Selling Subsidiary at the Deferred Closing. Immediately following the Deferred Closing, the only Liabilities in respect of the China Business of any entity to whom Deferred Items have been transferred will be Assumed Liabilities.

(h)      From and after the Closing, and until such time as the Deferred Closing has occurred, the Deferred Items (including all Cash and Cash Equivalents generated with respect thereto) from the Closing to the Deferred Closing shall be held for the Purchaser’s benefit and account and shall be managed and operated by Seller and its Affiliates for the Purchaser’s benefit and account and with all gains, income, losses, Liabilities, Taxes and Tax benefits or other items generated to be for the Purchaser’s account. Except as otherwise contemplated by this Section 2.10(h) or the other provisions of this Agreement, the Deferred Items shall be operated on a basis consistent with past practice and Seller’s pre-Closing obligations pursuant to Section 5.2 shall continue in force with respect to such Deferred Item until the Deferred Closing occurs. Seller shall comply and shall cause the Selling Subsidiaries (other than the Miraclon Entities or the Transferred Subsidiaries) to comply with any Purchaser request or direction in compliance with Law in respect of any Deferred Item (“Purchaser Instruction”), including any Purchaser request to provide any additional funding in respect of any Deferred Item, provided that any such request that requires payment of consideration or funding in excess of the Cash and Cash Equivalents included in the Deferred Items shall be borne by and paid by or on behalf of the Purchaser in advance of Seller or the Selling Subsidiaries’ payment thereof. Purchaser and Seller shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to minimize any Tax Liabilities resulting from the Deferred Closing. Seller and its Affiliates shall have no Liability to the Purchaser or any of its Affiliates arising out of the management or operation of Deferred Items other than for breach of this Agreement gross negligence or willful misconduct; provided, however, that Seller and its Affiliates shall have no Liability to the Purchaser for any Losses arising as a result of Purchaser Instruction. Except (i) as set forth in the immediately preceding sentence or (ii) to the extent relating to or arising from a breach of this Agreement or the Transition Services Agreement, gross negligence or willful misconduct by Seller or its Affiliates, Purchaser shall reimburse Seller and shall indemnify and hold Seller and the Seller Indemnitees harmless from and against all Losses incurred or asserted as a result of Seller’s or any of its Affiliates’ post-Closing, direct or indirect, ownership, management or operation of the Deferred Items, including the amount of any additional Taxes payable by Seller or its Affiliates (whether currently or in the future), after application of the terms of this Agreement, as a result thereof in excess of the amount of Taxes which would have been payable by Seller or its Affiliates, after application of the terms of this Agreement, if the Deferred Items had been transferred to Purchaser on the Closing Date.

(i)      From and after the Closing until the Deferred Closing, the Parties shall use commercially reasonable efforts in good faith to cause the Deferred Closing of each Deferred Item to occur as soon as practicable following the Closing. If the Deferred Closing of any Deferred Item has not occurred by the six-month anniversary of the Closing, Purchaser may, by delivery of written notice to Seller, request that the parties expeditiously identify alternative means or structures by which any remaining Deferred Items (and/or the benefits thereof) may be transferred (or otherwise made available) to Purchaser, and Seller shall effect such transfer by such alternative means or structure as Purchaser may reasonably request; provided, however, that Purchaser shall bear all incremental transfer costs associated with, and Taxes payable as a result of, such alternative.

(j)      In the event that the Deferred Jurisdiction Purchase Price is required by applicable Law to be paid in a local currency, Purchaser shall pay it at the Deferred Closing in local currency.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE SELLING SUBSIDIARIES

Except as set forth in the letter (the “Seller Disclosure Letter”) delivered by Seller to Purchaser concurrently with the execution of this Agreement (it being understood that any matter disclosed on any Schedule of the Seller Disclosure Letter will be deemed to be disclosed on any other Schedule of the Seller Disclosure Letter for which applicability of such information and disclosure is reasonably apparent on its face), as of the date hereof and as of the Closing Date, Seller hereby represents and warrants to Purchaser as follows:

Section 3.1      Organization and Qualification. Seller, each Selling Subsidiary, and each Transferred Subsidiary is an entity of the type set forth on Section 3.1 of the Seller Disclosure Letter and is duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Seller, each Selling Subsidiary and each Transferred Subsidiary is qualified and licensed to do business as a foreign entity in each other jurisdiction where the ownership or operation of the Purchased Assets or the Business would require such Seller, Selling Subsidiary or Transferred Subsidiary to be so qualified except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller, each Selling Subsidiary, and each Transferred Subsidiary has full corporate, limited liability company, partnership or comparable powers and authority to enable it to own, lease or otherwise hold the Purchased Assets owned, leased or otherwise held by it and to conduct the Business in all material respects as currently conducted.

Section 3.2      Miraclon Entities.

(a)      Section 3.2 of the Seller Disclosure Letter sets forth a true and complete list of the Miraclon Entities, listing for each Miraclon Entity its name, type of entity, the jurisdiction and date of its incorporation or organization, its authorized capital stock, partnership capital or equivalent, the number and type of its issued and outstanding shares of capital stock, partnership interests or similar ownership interests and the current owner of such shares, partnership interests or similar ownership interests. None of the Miraclon Shares were issued in violation of any preemptive rights and there are no options, warrants, convertible securities, rights of first refusal or first offer or other rights, agreements, arrangements or commitments relating to the Miraclon Shares or obligating either Seller or any Subsidiary of Seller to issue or sell any Miraclon Shares, or any other interest in any Miraclon Entities. There are no outstanding Contracts of any Miraclon Entity to repurchase, redeem or otherwise acquire any shares of common stock or other equity or ownership interest or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Miraclon Shares constitute all of the issued and outstanding capital stock of the Miraclon Entities and are owned of record and beneficially by Seller or the Selling Subsidiaries which are listed as shareholders in Section 3.2 of the Seller Disclosure Letter. The Miraclon Shares shall be free and clear of all Encumbrances other than Encumbrances that will be released at Closing. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Miraclon Shares. Except as set forth in Section 3.2 of the Seller Disclosure Letter, (i) there are no other corporations, partnerships, joint ventures, associations or other entities in which any Miraclon Entity owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same and (ii) no Miraclon Entity is a member of any partnership nor are they a participant in any joint venture or similar arrangement.

(b)      Since the date of their formation (other than in relation to the Key Carve-Out Operations and the implementation thereof), none of the Miraclon Entities have conducted any business or operations, entered into any transaction for a business purposes or otherwise or had any assets or liabilities, in each case, other than initial formation and organizational activities, including obtaining Permits, bank accounts and similar matters.

(c)      Seller has made available to Purchaser accurate, correct and complete copies of the organizational documents of each Miraclon Entity, including all amendments thereto and no Miraclon Entity is in material violation of any of the provisions of its organizational documents.

Section 3.3      Transferred Subsidiaries.

(a)      Section 3.3 of the Seller Disclosure Letter sets forth for each Transferred Subsidiary: (i) its authorized capital stock; (ii) number and type of its issued and outstanding shares of capital stock, partnership interests or similar ownership interests; and (iii) the current ownership of such shares, partnership interests or similar ownership interests. All of the Transferred Shares are validly issued, fully paid and nonassessable. None of the Transferred Shares were issued in violation of any preemptive rights and there are no options, warrants, convertible securities, rights of first refusal or first offer or other rights, agreements, arrangements or commitments relating to the Transferred Shares or obligating either Seller, Selling Subsidiaries or Transferred Subsidiaries to issue or sell any Transferred Shares, or any other interest in, the Transferred Subsidiaries. There are no outstanding Contracts of the Transferred Subsidiaries to repurchase, redeem or otherwise acquire any shares of common stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Transferred Shares constitute all of the issued and outstanding capital stock of the Transferred Subsidiaries and are owned of record and beneficially by Seller or a Selling Subsidiary free and clear of all Encumbrances other than any Encumbrances that will be released at Closing. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Transferred Shares.

(b)      Seller has made available to Purchaser accurate, correct and complete copies of the organizational documents of each Transferred Subsidiary, including all amendments thereto and no Transferred Subsidiary is in material violation of any of the provisions of its organizational documents.

(c)      There are no other corporations, partnerships, joint ventures, associations or other entities in which a Transferred Subsidiary owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same and no Transferred Subsidiary is a member of any partnership nor are they a participant in any joint venture or similar arrangement.

Section 3.4      Corporate Authority; Binding Effect.

(a)      Seller has all requisite corporate power and authority to execute and deliver this Agreement and each other document, agreement or instrument to be executed and delivered by Seller, and by Seller on behalf of the Selling Subsidiaries, pursuant to this Agreement (the “Seller Documents”), to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. Each Selling Subsidiary will have at the Closing, or the Deferred Closing, as applicable, all requisite corporate, limited liability company, partnership or similar power and authority to execute and deliver each document, agreement or instrument to be executed and delivered by such Selling Subsidiary pursuant to this Agreement (the “Selling Subsidiary Documents”), to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Seller Documents and the performance by Seller of its obligations hereunder and thereunder have been duly authorized by all requisite corporate action on the part of Seller. The execution and delivery by each Selling Subsidiary of the Selling Subsidiary Documents and the performance by such Selling Subsidiary of its obligations hereunder and thereunder will be duly authorized by all requisite corporate, limited liability company or partnership action on the part of such Selling Subsidiary as of the Closing, or the Deferred Closing, as applicable. No other corporate or other proceedings on the part of Seller are necessary to authorize this Agreement or any Seller Document or to consummate the transactions contemplated hereby and thereby. As of the Closing, no corporate or other proceedings on the part of any Selling Subsidiary are necessary to authorize this Agreement or any Selling Subsidiary Document or to consummate the transactions contemplated hereby and thereby.

(b)      This Agreement, when executed and delivered by Seller, assuming due execution and delivery hereof by Purchaser, constitutes the valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (the “Enforceability Exceptions”). Each Seller Document, when executed and delivered by Seller, assuming due execution and delivery thereof by any other counterparties thereto, constitutes, or if such Seller Document is delivered at the Closing, will constitute at the Closing, the valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

(c)      Each Selling Subsidiary Document, when executed and delivered by the applicable Selling Subsidiary, assuming due execution and delivery thereof by the other counterparties thereto, will constitute at the Closing or the Deferred Closing, as applicable, the valid and binding obligations of such Selling Subsidiary, enforceable against such Selling Subsidiary in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 3.5      Governmental Authorization. The execution, delivery and performance of this Agreement and the Seller Documents by Seller, the execution, delivery and performance of the Selling Subsidiary Documents by the Selling Subsidiaries, and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or declaration or filing with, any Governmental Authority other than as set forth on Section 3.5 of the Seller Disclosure Letter and any such other action or filing as to which the failure to make or obtain would not reasonably be expected to be material to the Business, Purchased Assets or Assumed Liabilities. The execution, delivery and performance of this Agreement (including the sale of the Purchased Assets) and the Seller Documents by Seller, the execution, delivery and performance of the Selling Subsidiary Documents by the Selling Subsidiaries, and the consummation of the transactions contemplated hereby and thereby require no action by the shareholders of Seller.

Section 3.6      Non-Contravention. The execution, delivery and performance of this Agreement by Seller, the execution, delivery and performance of the Seller Documents by Seller, the execution, delivery and performance of the Selling Subsidiary Documents by the Selling Subsidiaries and the consummation of the transactions contemplated hereby and thereby (including the Key Carve-Out Operations) by Seller, the Selling Subsidiaries and the Transferred Subsidiaries, do not and will not: (a) violate any provision of the certificate of incorporation, bylaws or other comparable organizational document of Seller, any Selling Subsidiary, or any Transferred Subsidiary as applicable; (b) subject to obtaining the consents referred to on Section 3.5 and Section 3.6 of the Seller Disclosure Letter, conflict with, result in a breach of, constitute a default under or result in the right of termination, cancellation, modification or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Seller or any Selling Subsidiary or any Transferred Subsidiary under, or to a loss of any benefit of the Business to which Seller or any Selling Subsidiary is entitled under, any Material Contract or Real Property Lease; (c) assuming all actions by or in respect of, or filing with, any Governmental Authority set forth on Section 3.5 of the Seller Disclosure Letter have been made or obtained, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Seller, any Selling Subsidiary or any Transferred Subsidiary is subject; or (d) result in the creation or imposition of any material Encumbrances (other than Permitted Encumbrances) on the Purchased Assets, the US Miraclon Shares or the Transferred Shares except, with respect to clauses (b) and (c), for any violations, breaches, conflicts, defaults, terminations, cancellations, impositions or accelerations as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7      Permits. The execution, delivery and performance of this Agreement by Seller, the execution, delivery and performance of the Seller Documents by Seller, the execution, delivery and performance of the Selling Subsidiary Documents by the Selling Subsidiaries and the consummation of the transactions contemplated hereby and thereby do not require any Permits, except as set forth on Section 5.4 of the Seller Disclosure Letter or except where the failure to obtain any such Permit would not reasonably be expected to be material to the Business, Purchased Assets or Assumed Liabilities. Seller, the Selling Subsidiaries and the Transferred Subsidiaries possess all Permits necessary to conduct the Business in all material respects as currently conducted and a list of all such Permits is set out in Section 3.7(a) of the Seller Disclosure Letter (such Permits set forth in Section 3.7(a) of the Seller Disclosure Letter, the “Material Permits”). Section 3.7(b) of the Seller Disclosure Letter sets forth any such Material Permits that are not transferable pursuant to their terms or applicable Law. Seller, the Selling Subsidiaries and the Transferred Subsidiaries are in material compliance with all terms and requirements of each Material Permit.

Section 3.8      Absence of Certain Changes. Except as contemplated by this Agreement or as set forth on Section 3.8 of the Seller Disclosure Letter, since March 31, 2018 to the date of this Agreement, (a) the Business has been conducted in all material respects in the ordinary course and consistent with past practice and (b) no “Event of Default” under the Debt Facilities has occurred and is continuing, and (c) there has not been any event, development or state of circumstances which would require the consent of Purchaser pursuant to Section 5.2(a)(ii), (iii), (vi), (vii) (but replacing $250,000 in Section 5.2(a)(vii), with $1,000,000), (viii) (but replacing $100,000 in Section 5.2(a)(viii), with $1,000,000 and $1,000,000 in Section 5.2(a)(viii), with $10,000,000), (ix), (x), (xv) or (xvi) were it to be taken between the date hereof and the Closing Date. No Litigation. Except as set forth on Section 3.9 of the Seller Disclosure Letter, (a) there is, and since June 30, 2015 there has been, no Action or Order outstanding, pending or, to the Knowledge of Seller, threatened in writing against any of Seller, any Selling Subsidiary or any Transferred Subsidiary relating to the Purchased Assets or the Assumed Liabilities or the Business or the Business Employees or against the Miraclon Entities or the Transferred Subsidiaries by or before any Governmental Authority or arbitrator and (b) there is, and since June 30, 2015 there has been, no material Action, outstanding, or to the Knowledge of Seller, threatened in writing against Seller, any Selling Subsidiary or any Transferred Subsidiary, in each case, relating to the Purchased Assets or the Assumed Liabilities or the Business or the Business Employees or against the Miraclon Entities or the Transferred Subsidiaries. None of Seller, any Selling Subsidiary or any Transferred Subsidiary is subject to any Order of any Governmental Authority relating to the Business or by which any of the Purchased Assets is bound. To the Knowledge of Seller, no Business Employee is subject to any Order that prohibits such Business Employee from engaging in or continuing any conduct, activity or practice relating to the Business.

Section 3.10    Compliance with Laws. Seller, each Selling Subsidiary and each Transferred Subsidiary is now, and has been since June 30, 2015, in material compliance with all Laws applicable to the ownership or operation of the Business, the Business Employees or the Purchased Assets, and none of Seller, the Selling Subsidiaries or the Transferred Subsidiaries since June 30, 2015, has received any written notice or, to the Knowledge of Seller, oral notice from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential material violation of, or failure to comply with, or Liability under any Law applicable to the ownership or operation of the Business, the Business Employees or the Purchased Assets.

Section 3.11    Environmental Matters.

(a)      Seller, the Selling Subsidiaries (for each only with respect to the Business or Purchased Assets), and the Transferred Subsidiaries are, and have been since June 30, 2015, in material compliance with all Environmental Laws;

(b)      Seller, the Selling Subsidiaries and the Transferred Subsidiaries: (i) have obtained; (ii) have maintained and are maintaining in full force and effect, and (iii) are, and have been since June 30, 2015, in material compliance with, all Permits that are required pursuant to applicable Environmental Law for the ownership of the Purchased Assets, the occupation of the Real Property and the operation of the Business as currently operated, and all such Permits that are material are listed on Section 3.11(a) of the Seller Disclosure Letter;

(c)      To the Knowledge of Seller, no circumstances exist which would reasonably be expected to result in any such Permit listed on Section 3.11(a) of the Seller Disclosure Letter being revoked, suspended, materially varied or limited or which might materially prejudice its renewal;

(d)      There are no Actions by any Governmental Authority or other Person ongoing, pending or, to the Knowledge of Seller, threatened, (i) against any Transferred Subsidiary or Miraclon Entity or (ii) against Seller or any other Selling Subsidiary, in the case of Seller and the other Selling Subsidiaries, only with respect to the Business or Purchased Assets and in each case, under or otherwise relating to any Environmental Law or Permit required under Environmental Law;

(e)      The Transferred Subsidiaries and the Miraclon Entities are not and Seller and the other Selling Subsidiaries are not subject to any outstanding Order of any Governmental Authority, in the case of Seller and the other Selling Subsidiaries only with respect to the Business or Purchased Assets) and the Transferred Subsidiaries and in each case under or otherwise relating to any Environmental Law;

(f)      Except as set forth on Section 3.11(f) of the Seller Disclosure Letter, the Transferred Subsidiaries, the Miraclon Entities, Seller, and the Selling Subsidiaries (i) have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, exposed any Person to Hazardous Materials, (ii) to the Knowledge of Seller, owned or operated any property or facility contaminated by Hazardous Materials, or (iii) to the Knowledge of Seller, owned or operated any property or facility from which Hazardous Materials have migrated, in each of the preceding cases (i)-(iii), in a manner that has resulted or would reasonably be expected to result in material liability under any applicable Environmental Law to the Business, any Miraclon Entity, or any Transferred Subsidiary; and

(g)      Seller has made available to Purchaser all non-privileged, material environmental audits, assessments, reports, and other environmental documents, relating to the Transferred Subsidiaries or the Miraclon Entities, to the Real Property or other Purchased Assets, the Assumed Liabilities or to the Business, in each case, that are in Seller’s, any Selling Subsidiary’s or, any Transferred Subsidiary’s possession or control.

Section 3.12    Material Contracts.

(a)      Section 3.12(a) of the Seller Disclosure Letter sets forth, as of the date hereof, a list of the following Contracts (other than, in each case, the Real Property Leases, Excluded Contracts, Miraclon Entity Benefit Plans and Business Benefit Plans), in each case, that relates predominantly to the Business or to which any of the Purchased Assets are bound (collectively, the “Material Contracts”), true, correct and complete copies of which, as amended through the date hereof, Seller has made available to Purchaser:

(i)        each Equipment Lease that entails aggregate payments in excess of $300,000 per annum or $750,000 in the aggregate;

(ii)        each mortgage, indenture, security agreement, pledge, note, loan agreement or guarantee in respect of Indebtedness of Seller, any Selling Subsidiary or any Transferred Subsidiary relating to the Purchased Assets or otherwise granting Encumbrances with respect to Seller, any Selling Subsidiary or any Transferred Subsidiary relating to the Purchased Assets;

(iii)        each customer Contract, other than ordinary course purchase orders from Specified Customers, that is in force and effect (A) with a Specified Customer or (B) with payments to Seller, the Selling Subsidiaries or the Transferred Subsidiaries in excess of $500,000 during the three (3) months ended (1) March 31, 2018 or (2) June 30, 2018;

(iv)        each Contract, other than ordinary course purchase orders to Specified Vendors, that is in force and effect (A) with a Specified Vendor or (B) with payments by Seller, the Selling Subsidiaries or the Transferred Subsidiaries in excess of $250,000 during the three (3) months ended (1) March 31, 2018 or (2) June 30, 2018;

(v)        each material Contract relating to Transferred IP or third-party Intellectual Property, including all licenses, but excluding any commercially available or “off the shelf” Software (each, a “Material IP Contract” and collectively, the “Material IP Contracts”);

(vi)        each Contract for the development of Intellectual Property for the benefit of the Business, excluding standard form employee invention assignment agreements, customer end user agreements and similar agreements entered into in the ordinary course of the Business;

(vii)        each Contract limiting the freedom of Seller, any Selling Subsidiary or any Transferred Subsidiary to compete with any Person or in any geographic market with respect to the Business or to solicit customers or clients of any Person (other than confidentiality agreements entered into in the ordinary course of the Business) and each Contract that provides for exclusivity obligations or restrictions binding on Seller, the Selling Subsidiaries, or the Transferred Subsidiaries (in each case relating to the Business and whether before or after Closing);

(viii)        each acquisition, merger, consolidation, recapitalization or similar agreement or letter of intent related to the acquisition of a business or line of business and pursuant to which Seller, any Selling Subsidiary or any Transferred Subsidiary has any material continuing obligations including (A) continuing material indemnification obligations or (B) any material “earn-out” or similar contingent payment obligations (other than any Contract that provides for the acquisition of inventory, raw materials or assets in the ordinary course and consistent with past practice);

(ix)        each Contract regarding the formation or participation in any joint venture, partnership or other similar arrangement involving the sharing of profits, losses, costs or Liability by Seller, any Selling Subsidiary or any Transferred Subsidiary with any other Person;

(x)        each Contract containing a “most favored nation” pricing agreement or a similar best available pricing agreement with a customer or supplier other than Contracts containing any such provisions in favor of Seller, any Selling Subsidiary or any Transferred Subsidiary;

(xi)        each settlement, conciliation or similar agreement that will impose monetary obligations in excess of $1,000,000 or material non-monetary obligations upon any Purchased Asset after the date of this Agreement;

(xii)        each Contract granting a first-refusal, first-offer or similar preferential right to purchase or acquire any material right, asset or property of any Purchased Asset;

(xiii)        each Contract providing for the employment or engagement of any individual on a full-time, part-time, consulting or independent contractor basis and providing for annual base cash compensation in excess of $200,000;

(xiv)        each Collective Bargaining Agreement;

(xv)        each Contract providing for the payment by Seller, any Selling Subsidiary or any Transferred Subsidiary in excess of $1,000,000 that cannot be terminated by Seller, any Selling Subsidiary or any Transferred Subsidiary on notice of thirty (30) days or less without Liability;

(xvi)        each material Contract constituting a Material Contract pursuant to any other subsection of this Section 3.12(a) containing any “change of control,” anti-assignment or similar provision;

(xvii)        each Contract with surviving warranty obligations covering products sold or services rendered by the Business in excess of $1,000,000;

(xviii)        each warehousing and/or distribution Contract with a third party logistics provider with transactions in excess of $100,000 during the three (3) months ended (i) March 31, 2018 or (ii) June 30, 2018; and

(xix)        each other Contract which is not made in the ordinary course of business (other than any Contract contemplated by the implementation of the Key Carve-Out Operations).

(b)        Each Material Contract and each Assumed Contract (i) is a valid, binding and enforceable (subject to the Enforceability Exceptions) agreement of Seller, the Selling Subsidiary or Transferred Subsidiary, as applicable, party thereto and, to the Knowledge of Seller, the other parties thereto, and (ii) is in full force and effect, and there exists, to the Knowledge of Seller, no material default, event of default, violation or event that has occurred that would constitute such a default, event of default or violation (whether after the giving of notice or the lapse of time or both) by Seller, any Selling Subsidiary or any Transferred Subsidiary or any other party to any such Contract, with respect to any term or provision of any such Contract. No Seller, Selling Subsidiary or Transferred Subsidiary has released any of its material rights under any Assumed Contract or Material Contract, and no party to an Assumed Contract or Material Contract has repudiated any of the terms thereof or threatened in writing to terminate, cancel or not renew any Assumed Contract or Material Contract.

(c)      Except as set forth on Section 3.12(c) of the Seller Disclosure Letter, no Assumed Contract is a Contract with a Governmental Authority.

Section 3.13    Intellectual Property.

(a)      Section 3.13(a) of the Seller Disclosure Letter sets forth a complete and accurate list of all Intellectual Property registrations and applications constituting Transferred IP. Seller, a Selling Subsidiary or a Transferred Subsidiary, as applicable, solely owns, free and clear of all Encumbrances other than Permitted Encumbrances all of the Transferred IP. Other than Seller, the Selling Subsidiaries and the Transferred Subsidiaries, no Affiliate of the Seller owns any Intellectual Property exclusively relating to the Business. There is no Action pending or threatened in writing that challenges the validity, enforceability, registration, ownership or use of any Transferred IP.

(b)      To the Knowledge of Seller, the conduct of the Business does not infringe, misappropriate, dilute or violate, and has not since June 30, 2015 infringed, misappropriated, diluted or violated, any Intellectual Property of any Person. Neither Seller nor any of the Selling Subsidiaries or the Transferred Subsidiaries, is engaged in any outstanding dispute under which it is alleged that the conduct of the Business infringes the Intellectual Property of any Person. To the Knowledge of Seller, no Person is infringing, misappropriating, diluting or violating the Transferred IP in any material respect. All Transferred IP including, without limitation, the items on Section 3.13(a) of the Seller Disclosure Letter are subsisting and, to the Knowledge of Seller, valid and enforceable.

(c)      The Transferred IP and the Intellectual Property licensed under the Assumed Contracts to Seller, the Selling Subsidiaries and the Transferred Subsidiaries, along with any Intellectual Property provided to Purchaser pursuant to the Transition Services Agreement or any other Closing Agreement, comprises all Intellectual Property necessary or used to operate and conduct the Business immediately following the Closing, in all material respects, as conducted in the ordinary course of business in the twelve-month period ended June 30, 2018 except as set forth on Section 3.13(c) of the Seller Disclosure Letter. None of Seller, the Selling Subsidiaries, or the Transferred Subsidiaries or, to the Knowledge of Seller, any other party to a Contract relating to the Business pursuant to which Intellectual Property is either (i) licensed to Seller, a Selling Subsidiary or a Transferred Subsidiary, or (ii) licensed by Seller, a Selling Subsidiary or a Transferred Subsidiary, is in breach of such Contract, and none of Seller, the Selling Subsidiaries or the Transferred Subsidiaries has notified any Person, and no Person has notified in writing Seller, the Selling Subsidiaries or the Transferred Subsidiaries of any such breach.

(d)      Seller has taken, and has caused the Selling Subsidiaries and the Transferred Subsidiaries to take, measures consistent with good industry practice to protect the security, continuous operation and integrity of their material systems, networks and Software used in the Business. Each item of Business IT is owned by, or validly used under a written agreement with, Seller, the Selling Subsidiaries and/or Transferred Subsidiaries.

Each agreement relating to the Business IT is provided under a written Contract with the relevant Seller, the Selling Subsidiary and/or Transferred Subsidiary. Except as set forth in the Closing Agreements, the Business IT is in good working order (ordinary wear and tear excepted) in all material respects, has been, and currently is, adequate for the current business and operations of the Business. The Business IT: (i) has not suffered any material failure since June 30, 2015; and (ii) is reasonably secure against intrusion in all material respects. None of Seller, any of the Selling Subsidiaries or the Transferred Subsidiaries has since June 30, 2015 suffered any material security breaches or any unauthorized disclosures of data that have resulted in (i) a third-party obtaining access to any confidential information of Seller or any of the Selling Subsidiaries or the Transferred Subsidiaries or any of their respective customers or other third parties or (ii) an obligation to notify any Governmental Authority or any other Person, in each case, in connection with the Business. Seller has, and has caused the Selling Subsidiaries and the Transferred Subsidiaries to have, implemented and maintained, consistent with good industry practice and its contractual obligations to third persons, (i) security and other measures to protect the Business IT from unauthorized access, use or modification, (ii) disaster recovery and back up procedures in relation to the Business IT and (iii) the carrying out of regular penetration testing on the Business IT and reasonable remediation of weaknesses detected by such testing.

(e)      Seller and each of the relevant Selling Subsidiaries has the right to grant the various licenses of Intellectual Property to Purchaser as contained in the IP License Agreement, Software License Agreement and Trademark Transfer & License Agreement.

(f)      Neither Seller nor the Selling Subsidiaries or the Transferred Subsidiaries use, nor have used any “open source” Software or any modification or derivative thereof: (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Transferred IP, or (ii) under any license requiring the disclosure, distribution or reverse-engineering of the source code to any of the Software in the products of the Business, to license or provide such source code to any Person for the purpose of making derivative works, or to make available for redistribution to any Person such source code at no or minimal charge.

(g)      Seller has taken, and has caused the Selling Subsidiaries and the Transferred Subsidiaries to take, commercially reasonable measures to safeguard the Intellectual Property and trade secrets owned by Seller, the Selling Subsidiaries and the Transferred Subsidiaries related to the Business. All Persons who have contributed, developed or conceived any Transferred IP have done so pursuant to a valid and enforceable agreement that protects the confidential information of the Business and assigns to Seller, the Selling Subsidiaries or the Transferred Subsidiaries, as applicable, exclusive ownership of the Person’s contribution, development or conception and none of Seller, nor any of the Selling Subsidiaries or the Transferred Subsidiaries, is engaged in any outstanding claims, and, to the Knowledge of Seller, there are no circumstances which exist that are likely to give rise to any claim, for any compensation or other payments such as royalties in relation to any Transferred IP that such Person has developed, created or invented. No employee, independent contractor or agent of Seller, the Selling Subsidiaries or the Transferred Subsidiaries has misappropriated any material trade secrets of Seller, any of the Selling Subsidiaries or the Transferred Subsidiaries in the course of his or her performance as an employee, independent contractor or agent, and no employee, independent contractor or agent of Seller, the Selling Subsidiaries or the Transferred Subsidiaries is in material default or material breach of any material term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract to the extent relating to the protection, ownership, development, use or transfer of Intellectual Property of Seller, the Selling Subsidiaries, or the Transferred Subsidiaries, in each case, in connection with the Business.

None of Seller, the Selling Subsidiaries or the Transferred Subsidiaries (i) has disclosed any of the material trade secrets or material confidential information included in the Intellectual Property of Seller, the Selling Subsidiaries or the Transferred Subsidiaries related to the Business to any third-party other than pursuant to a written confidentiality agreement, nor (ii) has disclosed, delivered, licensed or otherwise made available, nor has a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code for any proprietary Software of the Business to any Person.

(h)      The execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein will not contravene, conflict with or result in any limitation on Purchaser’s right, title or interest in or to the Transferred IP.

(i)      None of Seller, the Selling Subsidiaries or the Transferred Subsidiaries has received any written complaint or claim for compensation from any third-party, regarding (i) Seller’s, any of the Selling Subsidiaries’ or the Transferred Subsidiaries’ failure or alleged failure to comply with any Data Security Requirements, or (ii) Seller’s, the Selling Subsidiaries’ or the Transferred Subsidiaries’ collection, use or disclosure of personally identifiable information and/or Personal Data, in each case, in connection with the Business.

(j)      Seller, the Selling Subsidiaries and the Transferred Subsidiaries are, and since June 30, 2015 have been, in material compliance with all Data Security Requirements pertaining to the processing, collection, storage, use, disclosure, and transfer of personally identifiable information and/or Personal Data. None of Seller, the Selling Subsidiaries or the Transferred Subsidiaries uses any Personal Data it receives through any websites or otherwise in connection with the Business in a manner that violates any Data Protection Legislation in any material respect.

(k)      Since June 30, 2015, no Data Protection Authority has: (i) alleged in writing that Seller, the Selling Subsidiaries or the Transferred Subsidiaries, has failed to comply with Data Protection Legislation, in connection with the Business; or (ii) threatened in writing to conduct an investigation into or take enforcement action against Seller, the Selling Subsidiaries, or the Transferred Subsidiaries, in connection with the Business.

(l)      Since June 30, 2015, none of Seller, the Selling Subsidiaries, or the Transferred Subsidiaries, in connection with the Business, has suffered a personal data breach that required notification to a Data Protection Authority.

Section 3.14    Real Property.

(a)      Section 3.14(a) of the Seller Disclosure Letter sets forth a true, accurate and complete list (including the physical address) of each Owned Real Property. Except as set forth on Section 3.14(a)(ii) of the Seller Disclosure Letter, the Real Property constitutes all interests in real property currently required by Seller, the Selling Subsidiaries and the Transferred Subsidiaries for the operation of the Business as now conducted and the Business is not subject to a reduction in floorspace occupied as a result of this Agreement or the transactions contemplated hereby.

Seller, the Selling Subsidiaries and the Transferred Subsidiaries (as relevant) have good and marketable indefeasible title in fee simple (or its equivalent under applicable Law) to the Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing (or, in the case of Real Property constituting a Deferred Item, at or prior to the Deferred Closing).

(b)      Section 3.14(b) of the Seller Disclosure Letter sets forth a true, accurate and complete list (including the physical address) of each Real Property Lease (including all written amendments, extensions, renewals, guaranties and other agreements with respect thereto). True and complete copies of all Real Property Lease documents that are set forth on Section 3.14(b) of the Seller Disclosure Letter have been made available to Purchaser. There are no oral Real Property Leases. To the Knowledge of Seller, each Real Property Lease set forth on Section 3.14(b) of the Seller Disclosure Letter is legal, valid, binding and in full force and effect, and none of Seller, the Selling Subsidiaries or the Transferred Subsidiaries or, to the Knowledge of Seller, any other party to any Real Property Lease, has received or delivered written notice of a currently outstanding and uncured breach or default under any such Real Property Lease. No landlord under any Real Property Lease has refused to accept rent or made any written complaint or objection claiming improper payment of rent, in each case, which has not been cured.

(c)      Except as set forth on Section 3.14(c) of the Seller Disclosure Letter and for Permitted Encumbrances, none of Seller, the Selling Subsidiaries or the Transferred Subsidiaries has subleased, licensed, or otherwise granted to any third party the right to use or occupy any portion of the Owned Real Property, Assigned Real Property Leases or Real Property included within the scope of the Closing Agreements. None of Seller, the Selling Subsidiaries or the Transferred Subsidiaries has granted any option, right of first offer or right of first-refusal or other contractual right to purchase or acquire the Owned Real Property or any portion thereof or interest therein. The tenant’s leasehold estate created by such Real Property Lease is free and clear of all Encumbrances (except for Permitted Encumbrances). None of Seller, the Selling Subsidiaries or the Transferred Subsidiaries is a party to any agreement or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, the Business.

(d)      There do not exist any actual or, to the Knowledge of Seller, threatened Actions by any Governmental Authority or Person to take, by condemnation or other similar proceeding, any of the Real Property.

(e)      The rents payable under the Subleases are open market standard and are no greater than those required to be paid by the Business for the relevant premises prior to the date of this Agreement.

(f)      The rents payable under the Assigned Real Property Leases are not affected by this Agreement or any of the transactions contemplated hereby.

(g)      Other than landlord consents to the grant of the Subleases and to the assignment of the Assigned Real Property Leases, no consents are required to be obtained in relation to the grant of the Subleases, the assignment of the Assigned Real Property Leases or the transfer of the Owned Real Property, each as contemplated by this Agreement.

Section 3.15    Employee Benefits.

(a)      Each material Business Benefit Plan (other than any Business Benefit Plan (x) that is sponsored or maintained by Seller or one of its Subsidiaries or Affiliates as required by applicable Law, (y) to which Seller or any of its Subsidiaries or Affiliates contributes (or has an obligation to contribute) but is not sponsored or maintained by Seller or one of its Subsidiaries or Affiliates, or (z) that is sponsored or maintained by a Governmental Authority) is listed on Section 3.15(a) of the Seller Disclosure Letter. Seller or one of its Subsidiaries or Affiliates has made available to Purchaser or one of its Affiliates prior to the Closing or Deferred Closing, as applicable, in respect of each Business Benefit Plan required to be listed on Section 3.15(a) of the Seller Disclosure Letter, a true and complete copy of the current plan document or, in the case of any unwritten Business Benefit Plan, a written summary of such Business Benefit Plan’s material terms. Seller or one of its Subsidiaries or Affiliates has made available to Purchaser or one of its Affiliates, in respect of each Business Benefit Plan required to be listed on Section 3.15(a) of the Seller Disclosure Letter, to the extent applicable, prior to the Closing or the Deferred Closing, as applicable, (i) all governing plan documents (and amendments thereto); (ii) all current summary plan descriptions and any summaries of material modifications; and (iii) the most recent determination letter, opinion letter, or similar letter or instrument issued by the IRS or other applicable Governmental Authority.

(b)      In all material respects, (i) each Purchaser Assumed Benefit Plan (other than any Purchaser Assumed Benefit Plan (x) to which Seller or any of its Subsidiaries or Affiliates contributes (or has an obligation to contribute) but is not sponsored or maintained by Seller or one of its Subsidiaries or Affiliates, or (y) that is sponsored or maintained by a Governmental Authority) is in compliance with and has been established, maintained, and administered in compliance with its terms and the applicable provisions of ERISA, the Code and other applicable Laws; (ii) all contributions, premiums, or other payments that are due under any Purchaser Assumed Benefit Plan have been timely paid or made, and any such amounts not yet due have been properly accrued; (iii) each Business Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, and, to the Knowledge of Seller, no event has occurred and no condition exists which could reasonably be expected to adversely affect such Business Benefit Plan’s qualification or otherwise result in the loss of such qualification; and (iv) no claim, action, audit, investigation or litigation has been made or commenced with respect to any Purchaser Assumed Benefit Plan (excluding for these purposes any such Purchaser Assumed Benefit Plan (x) to which Seller or any of its Subsidiaries or Affiliates contributes (or has an obligation to contribute) but is not sponsored or maintained by Seller or one of its Subsidiaries or Affiliates, or (y) that is sponsored or maintained by a Governmental Authority) or, to the Knowledge of Seller, is threatened or anticipated with respect to any Purchaser Assumed Benefit Plan (excluding for these purposes any such Purchaser Assumed Benefit Plan (x) to which Seller or any of its Subsidiaries or Affiliates contributes (or has an obligation to contribute) but is not sponsored or maintained by Seller or one of its Subsidiaries or Affiliates, or (y) that is sponsored or maintained by a Governmental Authority) (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims).

(c)      No Business Benefit Plan is a Multiemployer Plan and, except as set forth on Section 3.15(c) of the Seller Disclosure Letter, no Business Benefit Plan is an “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) that is subject to Section 412 of the Code or Title IV of ERISA. No Business Benefit Plan provides for post-retirement or post-termination medical, health or life insurance or other welfare-type benefits to any Business Employee employed in the United States. To the Knowledge of Seller, no material Liability (other than for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course) under Title IV of ERISA has been incurred by any Transferred Subsidiary.

(d)      Neither Seller, any Selling Subsidiary, nor any Transferred Subsidiary have made a commitment to any current or former employee, director, or independent contractor of the Business to establish or implement any additional Benefit Plan (excluding for these purposes any Miraclon Entity Benefit Plan) or to amend or modify any such plan, other than amendments required by Law.

(e)      Without limiting the generality of the other provisions of this Section 3.15, with respect to each Business Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Foreign Business Plan”): in all material respects, each Purchaser Assumed Benefit Plan that is a Foreign Business Plan (excluding for these purposes any such Purchaser Assumed Benefit Plan (x) to which Seller or any of its Subsidiaries or Affiliates contributes (or has any obligation to contribute) but is not sponsored or maintained by Seller or one of its Subsidiaries or Affiliates or (y) that is sponsored or maintained by a Governmental Authority) required to be registered has been registered and has been maintained in good standing in all material respects with all applicable regulatory and tax authorities. Except as set forth on Section 3.15(e) of the Seller Disclosure Letter, no Purchaser Assumed Benefit Plan that is a Foreign Business Plan (excluding for these purposes any such Purchaser Assumed Benefit Plan, (x) to which Seller or any of its Subsidiaries or Affiliates contributes (or has an obligation to contribute) but is not sponsored or maintained by Seller or one of its Subsidiaries or Affiliates, or (y) that is sponsored or maintained by a Governmental Authority) is a “defined benefit pension plan” within the meaning of U.S. Accounting Standards Codification Topic 715-30.

(f)      Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event): (i) result in any retention, change of control, severance (other than as may be required by applicable Law) or transaction-related bonus or similar payment becoming due to any Business Employee; (ii) materially increase any benefits under any Purchaser Assumed Benefit Plan; or (iii) result in the acceleration of the time of payment of, vesting of or other rights with respect to any such benefit under any Purchaser Assumed Benefit Plan (other than as may be required by applicable Law).

Section 3.16    Labor and Employment Matters.

(a)      Within the past three (3) years, the Transferred Subsidiaries and the Miraclon Entities and, with respect to the Business, Seller and the other Selling Subsidiaries, have been in compliance in all material respects with all applicable Laws pertaining to labor, employment or employment practices, including all such applicable Laws relating to health and safety, worker classification, wages and hours, overtime, plant closure or mass layoffs (including the WARN Act), terms and conditions of employment, immigration (including the verification of

Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employment discrimination and harassment, disability rights or benefits, equal opportunity, workers’ compensation, unemployment insurance, labor relations (including union or concerted activities), employee leave, affirmative action and employee terminations. There are no material pending or, to the Knowledge of Seller, threatened Actions against the Transferred Subsidiaries or the Miraclon Entities, or with respect to the Business, Seller or the other Selling Subsidiaries relating to labor or employment matters brought by or on behalf of any current or former employees.

(b)      Section 3.16(b) of the Seller Disclosure Letter sets forth a true, correct, and complete list as of the date of this Agreement of the Business Employees and each of their (i) name, title, and location of employment and (ii) annual rate of compensation.

(c)      The list provided pursuant to Section 3.16(b) of this Agreement will at the time of its delivery be true, correct, and complete.

(d)    Except as set forth on Section 3.16(d) of the Seller Disclosure Letter, (i) none of the Transferred Subsidiaries, Seller or the Selling Subsidiaries are a party to or subject to any company-level collective bargaining agreements, labor union contracts, any agreements with employee representative bodies including works council agreements or other collective agreements (each a “Collective Bargaining Agreement”) covering Business Employees and (ii) in the past three (3) years, there have been no (A) to the Knowledge of Seller, union organizing efforts or (B) petitions for recognition or certification, strikes, lockouts, slowdowns, work stoppages, boycotts, picketing, unfair labor practice charges, material labor grievances, or material labor arbitrations, in each case, against or affecting the Transferred Subsidiaries, or, with respect to the Business, Seller or the Selling Subsidiaries and relating to the Business Employees.

Section 3.17    Taxes.

Except as set forth on Section 3.17 of the Seller Disclosure Letter:

(a)      All income and other material Tax Returns required to be filed by the Miraclon Entities, the Transferred Subsidiaries, and, with respect to the Purchased Assets or the Business, Seller and the other Selling Subsidiaries have been timely filed (taking into account any valid extensions). All such Tax Returns were true, correct and complete in all material respects.

(b)      All income and other material Taxes of the Miraclon Entities and the Transferred Subsidiaries and with respect to the Purchased Assets or the Business (whether or not shown as due on any Tax Return) have been paid or will be timely paid by the due date.

(c)      None of the Miraclon Entities, the Transferred Subsidiaries, and, with respect to the Purchased Asset or the Business, Seller or the other Selling Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency with respect to the Business.

(d)      There are no Encumbrances (other than Permitted Encumbrances) on the Purchased Assets that arose in connection with any failure to pay any Tax.

(e)      Each of the Miraclon Entities, the Transferred Subsidiaries, and, with respect to the Purchased Assets or the Business, Seller and the other Selling Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder, Affiliate, customer, supplier, or other third-party.

(f)      There is no action, suit, proceeding, investigation, audit or claim pending with respect to any material Taxes or Tax Returns of the Miraclon Entities, the Transferred Subsidiaries, or, with respect to the Purchased Assets or the Business, Seller and the other Selling Subsidiaries.

(g)      No Taxing Authority in a jurisdiction in which any of the Transferred Subsidiaries, the Miraclon Entities, or, solely with respect to the Business or the Purchased Assets, Seller or the other Selling Subsidiaries does not file Tax Returns or pay Taxes has asserted in writing that such Person is or may be subject to taxation by that jurisdiction, which indication has not been resolved.

(h)    None of the Miraclon Entities, Transferred Subsidiaries, or, with respect to the Purchased Asset or the Business, the Seller or the other Selling Subsidiaries is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or any similar arrangement.

(i)      None of the Miraclon Entities, Transferred Subsidiaries, or, with respect to the Business or the Purchased Assets, the Seller or the other Selling Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)      Section 3.17(j) of the Seller Disclosure Letter sets forth the classification for U.S. federal income Tax purposes of each Miraclon Entity and each Transferred Subsidiary, and each such Miraclon Entity and Transferred Subsidiary has had such classification at all times since its formation.

(k)      None of the Miraclon Entities, Transferred Subsidiaries, or, with respect to the Purchased Assets or the Business, Seller or the other Selling Subsidiaries has requested or received any rulings, agreements or similar arrangements with a Taxing Authority related to Taxes.

(l)      During the period prior to Closing, none of the Miraclon Entities or Transferred Subsidiaries is subject to Tax in any jurisdiction by virtue of having a permanent establishment, trade or business, fixed place of business or other taxable presence in such jurisdiction.

(m)    The Tax payable by the Miraclon Entities or the Transferred Subsidiaries after the Closing Date for Pre-Closing Tax Periods and the pre-Closing portion of any Straddle Periods does not exceed the reserve for Tax liability taken into account in the determination of Closing Working Capital.

(n)      Each of the Miraclon Entities and the Transferred Subsidiaries (i) has not been a member of an affiliated group filing a consolidated Tax Return or of any affiliated, consolidated, combined, or unitary group, as defined under applicable state, local or foreign Law and (ii) does not have any liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(o)      Neither Purchaser nor any Purchaser Affiliate is required by applicable Law to deduct or withhold any Tax from the Purchase Price or other amounts payable hereunder to Seller or any Selling Subsidiary as of the Execution Date, except as set forth in Section 3.17(o) of the Seller Disclosure Letter.

(p)      Section 3.17(p) of the Seller Disclosure Letter sets forth a list of all of the jurisdictions in which each of the Miraclon Entities and the Transferred Subsidiaries has been required to file Tax Returns (including the type of Tax Returns filed) since formation, and true, complete and correct copies of all such Tax Returns have been made available to the Purchaser.

(q)      Each of the Miraclon Entities and the Transferred Subsidiaries (i) has not initiated, agreed to, or been required to make any adjustments to its taxable income by reason of a change in accounting method initiated by it, (ii) has not received any written notice that a Taxing Authority has proposed any such adjustment or change in accounting method or (iii) does not have any application pending with any Taxing Authority requesting permission for any change in accounting methods.

(r)      Each of the Miraclon Entities and the Transferred Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) an open transaction disposition made on or before the Closing Date, (ii) a prepaid amount received on or before the Closing Date, (iii) the application of the installment method of accounting to any transaction occurring on or before the Closing Date, (iv) any intercompany transactions occurring on or before the Closing Date, (v) any change in its method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date, (vi) a prepaid amount received on or prior to the Closing Date, (vii) the application of any similar provision of federal, state, local or foreign law to any other action or event occurring on or before the Closing Date, or (viii) an election made under section 108(i) of the Code.

(s)      Each of the Miraclon Entities and the Transferred Subsidiaries (i) has not received, applied for, or requested any Tax ruling, any advance pricing agreement, closing agreement or other agreement or practice relating to Taxes or Tax matters with a Taxing Authority that requires such entity to take any action or to refrain from taking any action, in each case, that would be binding on such entity after the Closing Date and (ii) is not a party to any contract with any Taxing Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.

(t)      None of the Miraclon Entities or the Transferred Subsidiaries is a party to any joint venture, partnership, or other arrangement that could be treated as a partnership for U.S. federal income tax purposes.

(u)      None of the Miraclon Entities or the Transferred Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 or 361 of the Code (i) in the two (2) years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(v)      No power of attorney with respect to Taxes has been executed or filed with any Taxing Authority by or on behalf of any of the Miraclon Entities or the Transferred Subsidiaries that will remain in effect after the Closing Date.

(w)      Other than as set forth in Section 3.15 and this Section 3.17, Seller does not, neither on behalf of itself nor any of the Selling Subsidiaries, including with respect to the Miraclon Entities and the Transferred Subsidiaries, make any representation or warranty with respect to Tax matters.

Section 3.18    Title; Assets; Sufficiency of Assets.

(a)      Seller, each Selling Subsidiary and each Transferred Subsidiary has (i) good, valid and marketable title to all of the Purchased Assets that are owned and (ii) a valid and enforceable leasehold interest in all of the Purchased Assets that are leased, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing (or, in the case of Deferred Items, at the Deferred Closing).

(b)      The Closing Agreements delivered by Seller and the Selling Subsidiaries to Purchaser at the Closing (or, in the case of Deferred Items, at the Deferred Closing) and this Agreement will effectively transfer to Purchaser good, valid and marketable title of all of the Purchased Assets pursuant to and as contemplated by this Agreement free and clear of all Encumbrances (except Permitted Encumbrances).

(c)      The Purchased Assets and the rights under the Seller Documents and the Selling Subsidiary Documents will include all rights and assets necessary to operate and conduct the Business immediately following the Closing, in all material respects, as conducted in the ordinary course of business in the twelve-month period ended June 30, 2018, except (i) as set forth on Section 3.18(c) and Section 1.1(a) of the Seller Disclosure Letter, (ii) the Deferred Items, and (iii) the Excluded Services (excluding from this clause (iii) exception, any services provided under the Transition Services Agreement that would otherwise constitute Excluded Services).

(d)      The plants, buildings, structures, Equipment and other material tangible personal property included in the Purchased Assets are in good repair, working order and operating condition, ordinary wear and tear excepted, and are adequate for the purposes for which they are presently being held for use, in each case, in all material respects. To the Knowledge of Seller, there are no facts or conditions affecting any material Purchased Assets that could reasonably be expected, individually or in the aggregate, to interfere in any material respect with the current use, occupancy, or operation of the Purchased Assets.

Section 3.19    Financial Statements; No Undisclosed Liabilities; Miraclon Entities Bank Accounts.

(a)      The unaudited combined balance sheets and statements of operations as of and for the years ended December 31, 2016 and December 31, 2017 and as of and for the three-month periods ended March 31, 2018 and June 30, 2018 of the Business are set forth on Section 3.19(a)(i) of the Seller Disclosure Letter (collectively, the “Financial Statements” and, the Financial Statements dated June 30, 2018, the “June 2018 Financial Statements”). The Financial Statements fairly present, in all material respects, the revenues and expenses of the operations of the Business and the financial position of the Business (inclusive of historically allocated costs, assets, and liabilities) as of the dates and for the periods ended as specified in the applicable Financial Statements. Except as set forth on Section 3.19(a)(ii) of the Seller Disclosure Letter, the Financial Statements were prepared in accordance with GAAP and on the basis of the same accounting principles, policies, methods and procedures, consistently applied throughout the periods indicated in all material respects; provided, however, that (i) Seller does not in the ordinary course of business maintain separate financial statements for the Business, however Seller does maintain separate general ledger trial balances which have been prepared in accordance with GAAP on a quarterly basis and which form the basis of the Financial Statements and (ii) such Financial Statements with respect to the March 31, 2018 and June 30, 2018 Financial Statements (x) do not reflect normal year-end adjustments, (y) do not contain footnote disclosures and other presentation items, and (z) reflect Seller’s measure of segment reporting. The Financial Statements are derived from the books and records of Seller and the Selling Subsidiaries.

(b)      The Business Unaudited Financial Statements fairly present, in all material respects, the revenues and expenses of the operations of the Business and the financial position of the Business (inclusive of historically allocated costs, assets, and liabilities) as of the dates and for the periods ended as specified in the Business Unaudited Financial Statements. The Business Unaudited Financial Statements have been prepared: (i) from the books of account and ledgers of Seller and the Selling Subsidiaries and (ii) in accordance with the accounting guidelines of Seller and the Selling Subsidiaries; provided, however that such Business Unaudited Financial Statements (x) do not reflect normal year-end adjustments for months which are neither a year end or quarter end, (y) do not contain footnote disclosures and other presentation items, and (z) reflect Seller’s allocation methodologies required for segment reporting.

(c)      Neither the Business nor the Transferred Subsidiaries have any obligations or Liabilities (whether accrued, absolute, contingent or otherwise), except (i) Liabilities reflected in the Financial Statements or the Business Unaudited Financial Statements; (ii) Liabilities included in Closing Working Capital; (iii) Liabilities under Contracts (other than Liabilities arising with respect to a breach or default by Seller or the Selling Subsidiaries) and (iv) Liabilities incurred in the ordinary course of business since March 31, 2018, which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)      Section 3.19(d) of the Seller Disclosure Letter contains a list of the names and locations of all banks in which the Miraclon Entities or the Transferred Subsidiaries have accounts.

Section 3.20    Insurance. None of the Miraclon Entities or any of the Transferred Subsidiaries owns any insurance policy. With respect to each material insurance policy to which Seller or the Selling Subsidiaries, with respect to the Purchased Assets, the Assumed Liabilities, or the Business, is a party (an “Insurance Policy”) (a) except for Insurance Policies that have expired in accordance with its terms, each such Insurance Policy in full force and effect, and valid and enforceable in accordance with their terms, (b) none of Seller or the Selling Subsidiaries are in default with respect to any of its obligations under any Insurance Policy, and (c) all premiums due and payable with respect to the Insurance Policies have been timely paid.

Section 3.21    Affiliate Transactions. No officer, manager or director of Seller, any Selling Subsidiary, or any Transferred Subsidiary, or, to the Knowledge of Seller, any Affiliate or family member of any such officer, manager or director, (a) is a party to any Contract (excluding any Business Benefit Plan, Miraclon Entity Benefit Plan or employment agreement) with or binding upon Seller, any Selling Subsidiary or any Transferred Subsidiary with respect to the Business or the Purchased Assets, (b) has any material interest in any Purchased Asset or has engaged in any material transaction with Seller, any Selling Subsidiary, or any Transferred Subsidiary with respect to the Business that remains in force and effect or was within the last three (3) years, other than those set forth on Section 3.21 of the Seller Disclosure Letter and (c) has, to the Knowledge of Seller, brought since June 30, 2015, any material Action against Seller, any Selling Subsidiary, any Transferred Subsidiary, or the Business with respect to the Business or the Purchased Assets.

Section 3.22    Brokers. Except for UBS Securities LLC, no broker, finder or investment banker or any other Person is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, any Selling Subsidiaries or any Transferred Subsidiary. Seller is solely responsible for such fees and expenses of UBS Securities LLC.

Section 3.23    Unlawful Payments.

(a)      In the past five (5) years, none of Seller, any Selling Subsidiary or any Transferred Subsidiary, nor, to the Knowledge of Seller, any of their officers, employees, directors, agents or representatives, has violated: (i) the FCPA or any other applicable anti-corruption laws; (ii) any applicable anti-money laundering laws; or (iii) any Sanctions Laws or Trade Controls, in each case, in connection with or for the benefit of the Business.

(b)      At no time during the prior five (5) years has Seller, any Selling Subsidiary or any Transferred Subsidiary, nor, to the Knowledge of Seller, have any of their Subsidiaries, officers, employees, directors, agents or representatives, (i) made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged noncompliance with the FCPA or other applicable anti-corruption law, or with respect to any applicable anti-money laundering laws, Sanctions Laws, or Trade Controls in connection with the Business or (ii) been the subject of current, pending, or, to the Knowledge of Seller, threatened investigation, inquiry or enforcement proceedings by a Governmental Authority for violations of the FCPA or other applicable anti-corruption law, or any applicable anti-money laundering laws, Sanctions Laws, or Trade Controls, or received any written notice or citation from a Governmental Authority for any alleged noncompliance with the FCPA or any applicable anti-corruption law, or any applicable anti-money laundering laws, Sanctions Laws, or Trade Controls in each case in connection with or for the benefit of the Business.

(c)      No officer or director of Seller, any Selling Subsidiary or any Transferred Subsidiary is a Government Official.

(d)      None of Seller, any Selling Subsidiary, any Transferred Subsidiary, nor, to the Knowledge of Seller, any officer, employee, director, agent or representative of Seller, any Selling Subsidiary or any Transferred Subsidiary, is currently or has been in the last five (5) years: (i) a Sanctions Target; or (ii) engaging in any dealings or transactions with any Sanctions Target in material violation of Sanctions Laws in connection with or for the benefit of the Business.

Section 3.24    Inventory. Except as set forth on Section 3.24 of the Seller Disclosure Letter, all Inventory described in Section 2.1(d) constituting a Purchased Asset, whether located at the Real Property or elsewhere, is, in all material respects, merchantable and saleable in the ordinary course of the Business. All Inventory described in Section 2.1(d) constituting a Purchased Asset, whether located at the Real Property or elsewhere, is, in all material respects, (a) properly reflected on the books and records of the Business, and (b) not subject to any counterclaim, or a claim for a charge-back, deduction, credit, set-off or other offset.

Section 3.25    Warranties. Except for those warranties that are (i) expressly set forth in any Assumed Contract to which Seller, any Selling Subsidiary or any Transferred Subsidiary is a party or is otherwise bound or (ii) required by applicable Law, none of Seller or the Selling Subsidiaries has since June 30, 2015, made any express or implied warranties covering products sold or services rendered by the Business that have not expired. Warranties contained in Assumed Contracts do not materially deviate in scope from warranties included in the Material Contracts. Since June 30, 2015, except as set forth on Section 3.25(b) of the Seller Disclosure Letter, each service performed or otherwise delivered or provided, as the case may be, by the Business has been in material conformity with all applicable contractual commitments and all express and implied warranties. There are no, and since June 30, 2015 there have been no, Actions pending or, to the Knowledge of Seller, threatened involving a service provided or a product sold by the Business relating to an alleged defect or an alleged breach of any warranty provided by the Business, or related to product liability, other than repairs, returns and replacements of goods (whether or not defective) made in the ordinary course of the Business consistent with past practice. Except as set forth on Section 3.25(c) of the Seller Disclosure Letter, since June 30, 2015, (i) neither Seller nor any of the Selling Subsidiaries or the Transferred Subsidiaries has initiated any material recall, field corrective action, market withdrawal or replacement, or safety alert (collectively, a “Recall”) relating to any products of the Business (and to the Knowledge of Seller none are threatened in or pending nor has any investigation or consideration been made by any director, officer, or key employee of Seller or Selling Subsidiary concerning whether to undertake or not undertake any Recall) and (ii) no report of any material defects or malfunctions involving any products of the Business has been filed or is required to have been filed with any Governmental Authority.

Section 3.26    Accounts Receivable. Section 3.26(a) of the Seller Disclosure Letter sets forth an accurate list of all Accounts Receivable of the Business as of March 31, 2018. All Accounts Receivable reflected on the Financial Statements or arising since March 31, 2018 represent bona fide, third-party (i.e., non-Affiliate) and valid obligations arising from Inventory sold or services actually performed in the ordinary course of the Business or pursuant to a Contract. Except as set forth on Section 3.26(b) of the Seller Disclosure Letter, the Accounts Receivable have not been assigned nor are they subject to any Encumbrance (other than a Permitted Encumbrance or an Encumbrance to be released at Closing) or right of setoff.

Section 3.27    Customers and Suppliers.

(a)      Set forth on Section 3.27(a) of the Seller Disclosure Letter are the ten (10) largest customers by dollar volume of revenue of the Business, for the 2017 fiscal year and set forth opposite the name of each such customer is the dollar amount of sales attributable to such customer for such period. To the Knowledge of Seller, none of Seller, the Selling Subsidiaries or the Transferred Subsidiaries are engaged in any material dispute with any customer identified on Section 3.27(a) of the Seller Disclosure Letter (collectively, the “Specified Customers”) and no Specified Customer has notified Seller, any Selling Subsidiary or any Transferred Subsidiary in writing (and, to the Knowledge of Seller, none of Seller, any Selling Subsidiary, or any Transferred Subsidiary has any reason to believe) that it intends to terminate or materially reduce its business relations (including the price such Specified Customer will pay for products or services of the Seller and its Subsidiaries) with Seller, any Selling Subsidiary or any Transferred Subsidiary with respect to the Business, including, in each case, as a result of the transactions contemplated by this Agreement or the Closing Agreements.

(b)      Set forth on Section 3.27(b) of the Seller Disclosure Letter are (i) the ten (10) largest suppliers by dollar volume of the Business, for the 2017 fiscal year and (ii) all single source suppliers of the Business. Except as set forth on Section 3.27(b) of the Seller Disclosure Letter, (i) none of Seller, the Selling Subsidiaries or the Transferred Subsidiaries are engaged in any material dispute with any supplier listed on Section 3.27(b) of the Seller Disclosure Letter (collectively, the “Specified Vendors”) and (ii) no such supplier has notified Seller, any Selling Subsidiary or any Transferred Subsidiary in writing (and, to the Knowledge of Seller, none of Seller, any Selling Subsidiary or any Transferred Subsidiary have reason to believe) that it intends to terminate or materially reduce its business relations with Seller, any Selling Subsidiary or any Transferred Subsidiary with respect to the Business, or that there will be any material change in the price of suppliers or services provided by such Specified Vendor.

Section 3.28    Fairness Opinion. Prior to the execution of this Agreement, Seller has received a written opinion from UBS Securities LLC (the “Fairness Opinion”) to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the Base Purchase Price to be received by Seller and the Selling Subsidiaries, in the aggregate, for the Business is fair, from a financial point of view, to Seller. The Fairness Opinion has not been withdrawn, revoked, rescinded or amended in any manner adverse to Seller. A true, correct, and complete copy of the Fairness Opinion has been delivered to Purchaser.

Section 3.29    Solvency. Assuming the satisfaction of the conditions set forth in Article VI, immediately after giving effect to the transactions contemplated by this Agreement, Seller and the Selling Subsidiaries shall be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the Seller Documents with the intent to hinder, delay or defraud either present or future creditors of Seller or any Selling Subsidiary.

Section 3.30    Exclusivity of Representations. The representations and warranties made by Seller in this Article III are the exclusive representations and warranties made by Seller with respect to Seller, Selling Subsidiaries and the Transferred Subsidiaries, the Business, the Purchased Assets and the Assumed Liabilities. Seller and the Selling Subsidiaries hereby disclaim any other express or implied representations or warranties with respect to Seller, the Selling Subsidiaries, the Transferred Subsidiaries, any of their respective Affiliates, the Business, the Purchased Assets and the Assumed Liabilities. Except for the representations and warranties made by Seller in this Article III, in any Seller Document and in any Selling Subsidiary Document, it is understood and agreed that any due diligence materials made available to Purchaser or its Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Seller, the Selling Subsidiaries or any of their Affiliates; provided, however, that nothing in this Section 3.30 will limit the rights and remedies of Purchaser or its Affiliates in the event of any breach of representations and warranties of Seller contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the letter (the “Purchaser Disclosure Letter”) delivered by Purchaser to Seller concurrently with the execution of this Agreement (it being understood that any matter disclosed on any Schedule of the Purchaser Disclosure Letter will be deemed to be disclosed on any other Schedule of the Purchaser Disclosure Letter for which applicability of such information and disclosure is reasonably apparent on its face), as of the date hereof and as of the Closing Date, Purchaser hereby represents and warrants to Seller as follows:

Section 4.1      Organization and Qualification. Purchaser is a société anonyme duly organized, validly existing and, where the concept is recognized, in good standing under the laws of the jurisdiction of its incorporation. Purchaser is qualified and licensed to do business as a foreign entity in each other jurisdiction where the operation of its business would require it to be so qualified except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Purchaser has full corporate power and authority to enable it to own, lease and operate its properties and to conduct its business in all material respects as currently conducted. The organizational documents of Purchaser are in full force and effect, and Purchaser is not in material violation of any provision thereof.

Section 4.2      Corporate Authority; Binding Effect.

(a)       Purchaser has all requisite power and authority to execute and deliver this Agreement and each other document, agreement or instrument to be executed and delivered by Purchaser pursuant to this Agreement (the “Purchaser Documents”), to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by Purchaser of this Agreement and the Purchaser Documents and the performance by Purchaser of its obligations hereunder and thereunder have been duly authorized by all requisite corporate action on the part of Purchaser. No other corporate or other proceedings on the part of Purchaser are necessary to authorize this Agreement or any Purchaser Document or to consummate the transactions contemplated hereby and thereby.

This Agreement, when executed and delivered by Purchaser, assuming due execution and delivery hereof by Seller, constitutes the valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. Each Purchaser Document, when executed and delivered by Purchaser, assuming due execution and delivery thereof by the other counterparties thereto, constitutes, or if such Purchaser Document is delivered at the Closing, will constitute at the Closing, the valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 4.3    Governmental Authorization. The execution, delivery and performance of this Agreement and the Purchaser Documents by Purchaser and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or declaration or filing with, any Governmental Authority other than as set forth on Section 4.3 of the Purchaser Disclosure Letter and any such other action or filing as to which the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4    Non-Contravention. The execution, delivery and performance of this Agreement and the Purchaser Documents by Purchaser, and the consummation of the transactions contemplated hereby and thereby do not and will not: (a) violate any provision of the certificate of incorporation, bylaws or other comparable organizational document of Purchaser; (b) conflict with, result in a breach of, constitute a default under or result in the right of termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser, or to a loss of any benefit of Purchaser to which Purchaser is entitled under, any Contract to which Purchaser is a party or by which any of its assets are bound, lease of real estate or license of Intellectual Property to which Purchaser or any Purchaser Affiliate is a party or is subject; or (c) assuming all actions by or in respect of, or filing with, any Governmental Authority set forth on Section 4.4 of the Purchaser Disclosure Letter have been made or obtained, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Purchaser is subject, except, with respect to clauses (b) and (c), for any violations, breaches, conflicts, defaults, terminations, cancellations, impositions or accelerations as would not reasonably be expected to, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5    Available Funds. Purchaser’s obligations hereunder are not subject to any conditions regarding Purchaser’s or any other Person’s ability to obtain financing for the transactions contemplated herein. As of the Closing Date, the Purchaser will have available, and will have available through the Closing, cash or other sources of immediately available funds that are sufficient to enable Purchaser to perform all of its obligations, including funding the Purchase Price and other payments to be made pursuant to Article II at the Closing and any other amounts payable by Purchaser, in connection with this Agreement, the Purchaser Documents and the transactions contemplated hereby and thereby as and when contemplated by this Agreement or the Purchaser Documents. The Purchaser has delivered to Seller a complete and correct copy of the executed Equity Commitment Letter. As of the date hereof, the Equity Commitment Letter is in full force and effect and is a legal, valid, binding and enforceable obligation of the parties thereto.

Section 4.6      Solvency. Assuming the satisfaction of the conditions set forth in Article VI, immediately after giving effect to the transactions contemplated by this Agreement, Purchaser shall be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the Purchaser Documents with the intent to hinder, delay or defraud either present or future creditors of Purchaser.

Section 4.7      Investigation by Purchaser; Seller’s Liability.

(a)      Purchaser acknowledges and agrees that it has conducted its own independent investigation, verification, review and analysis of the operations, assets, liabilities, results of operations, financial condition, technology and the probable success or profitability of the ownership, use or operation of the Business and the Purchased Assets by Purchaser after the Closing, which investigation, review and analysis was conducted by Purchaser and, to the extent Purchaser deemed appropriate, by its Affiliates and its Representatives. Purchaser acknowledges that it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, premises and records of the Business and the Purchased Assets for such purpose, and Purchaser has taken and hereby takes full responsibility for determining the scope of its investigation of the Business and the Purchased Assets to its full satisfaction. Purchaser acknowledges and agrees that (i) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon the express representations and warranties of Seller set forth in this Agreement (including the Seller Disclosure Letter) and the Closing Agreements and (ii) Purchaser has not relied upon any representation or warranty, express or implied, except as expressly set forth in Article III of this Agreement or the certificate delivered pursuant to Section 6.3(c) and the Closing Agreements.

(b)      Purchaser acknowledges and agrees that none of Seller, the Selling Subsidiaries or any of their respective Affiliates or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of, and shall have no Liability or responsibility whatsoever to Purchaser, its Affiliates or their respective Representatives on any basis (including in contract or tort, under federal, provincial or state securities Laws or otherwise) based upon, any information set forth in management presentations relating to the Business made available to Purchaser, its Affiliates or their respective Representatives, materials made available in any “data room” (virtual or otherwise), including replacement cost estimates for services that are currently provided or made available by Seller or its Affiliates to the Business that will cease to be provided effective as of the Closing Date, and any other cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the Business, in “break-out” discussions, in responses to questions submitted by or on behalf of Purchaser, its Affiliates or their respective Representatives, whether orally or in writing, in materials prepared by or on behalf of Seller or in any other form, in each case, delivered or made available to Purchaser, its Affiliates or their respective Representatives, except that the limitations of this Section 4.7(b) shall not apply to Seller or the Selling Subsidiaries insofar as Seller or the Selling Subsidiaries make the specific representations and warranties set forth in Article III.

Section 4.8      No Litigation. There is no Action or Order outstanding, pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Subsidiaries or Affiliates, by or before any Governmental Authority or arbitrator that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the ability of Purchaser to enter into this Agreement or any Purchaser Documents or consummate the transactions contemplated hereby or thereby. None of Purchaser or any of its Subsidiaries or Affiliates are subject to any Order, writ, injunction, judgment or decree of any court or any Governmental Authority that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the ability of Purchaser to enter into this Agreement or any Purchaser Documents, or consummate the transactions contemplated hereby or thereby.

Section 4.9      Brokers. No broker, finder or investment banker or any other Person is entitled to any brokerage, finder’s or other fee, commission or expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 4.10    R&W Insurance Policy. As of the date hereof, Purchaser has bound, executed and delivered the R&W Insurance Policy. Purchaser has delivered a copy of the R&W Insurance Policy to Seller in connection with the execution of this Agreement. The R&W Insurance Policy is in full force and effect and has not been modified, amended or waived in any manner adverse to Seller or the Selling Subsidiaries.

Section 4.11    Prohibited Parties. Purchaser is not a Person that is, or is acting under the direction of, or on behalf of or for the benefit of a Person that is, or is owned or controlled by a Person that is a Sanctions Target or is otherwise a Person with which Seller would be prohibited from engaging in transactions under Sanctions Laws.

Section 4.12    Exclusivity of Representations. The representations and warranties made by Purchaser in this Article IV are the exclusive representations and warranties made by Purchaser with respect to Purchaser or the transactions contemplated by this Agreement. Purchaser hereby disclaims any other express or implied representations or warranties with respect to Purchaser or the transactions contemplated by this Agreement. Nothing in this Section 4.12 will limit the rights and remedies of Seller or its Affiliates in the event of any breach of representations and warranties of Purchaser contained in this Article IV.

ARTICLE V

COVENANTS

Section 5.1      Information and Documents.

(a)      From and after the date hereof and prior to the earlier of Deferred Closing Date and the termination of this Agreement pursuant to Article IX, subject to applicable Law and any applicable Order, upon reasonable advance notice to Seller, Seller and the Selling Subsidiaries, at Purchaser’s sole cost and expense, shall permit Purchaser and its Representatives to have supervised, reasonable access, during normal business hours and under reasonable circumstances to the properties, facilities, assets and books and records of Seller and the Selling Subsidiaries relating to the Business, the Purchased Assets, the Assumed Liabilities, the Miraclon Entities and the Transferred Subsidiaries (other than the Excluded Assets) and shall make available to

Purchaser such financial and operating data and other available information with respect to the Business, the Purchased Assets, the Assumed Liabilities, the Miraclon Entities and the Transferred Subsidiaries, as Purchaser shall from time to time reasonably request (to the extent such data or information is available under normal operating procedures). Seller shall and shall cause the Selling Subsidiaries to and shall use commercially reasonable efforts to cause its and their Representatives to reasonably cooperate with Purchaser and its Representatives in connection with such access and examination, and Purchaser and its Representatives shall reasonably cooperate with Seller, the Selling Subsidiaries and their Representatives, and Purchaser and its Representatives shall use commercially reasonable efforts to minimize any disruption to the operation of the businesses of Seller, the Selling Subsidiaries, the Transferred Subsidiaries or any of their Affiliates, including the Business. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that (A) it could unreasonably disrupt the operation of the business of Seller, any Selling Subsidiary, any Transferred Subsidiary or any of their respective Affiliates or (B) Seller, any Selling Subsidiary, any Transferred Subsidiary or any of their respective Affiliates in good faith reasonably determine that such access or examination could jeopardize the attorney-client privilege or other similar privilege or contravene any Law or Contract (provided, however, that in the event such access or examination could reasonably be expected to jeopardize any attorney-client or other similar privilege or violate any Law or Contract, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence). Notwithstanding anything herein to the contrary, from and after the date hereof to the earlier of (x) the termination of this Agreement and (y) the Deferred Closing Date, (i) without the prior written consent of Seller, Purchaser shall not, and shall cause its Representatives and Affiliates not to, contact any suppliers, customers, independent contractors, landlords, lessors, banks or any other Person with whom Seller, any Selling Subsidiary, any Transferred Subsidiary or any of their respective Affiliates have or have had a business relationship, other than in the ordinary course of business of Purchaser or any of its Affiliates with respect to matters not involving this Agreement or the transactions contemplated hereby or to the extent required for Purchaser’s cooperation under Section 2.6, and (ii) Purchaser shall not have any right to perform any sampling, testing, or Phase II, invasive environmental testing or other invasive investigations of any of the properties or facilities of Seller, any Selling Subsidiary, any Transferred Subsidiary or any of their Affiliates without the prior written consent of Seller, which consent may be withheld for any reason or no reason in Seller’s sole and absolute discretion. None of Seller, any Selling Subsidiary or any Transferred Subsidiary makes any representation or warranty as to the accuracy of any information provided (if any) pursuant to this Section 5.1(a), and Purchaser may not rely on the accuracy of any such information other than as expressly set forth in Seller’s representations and warranties contained in Article III; provided, however, that no investigation pursuant to this Section 5.1(a) by Purchaser or its Representatives shall be deemed to modify any of Seller’s representations and warranties contained in Article III.

(b)      All information received by Purchaser, its Affiliates or its Representatives and given by or on behalf of Seller, the Selling Subsidiaries, the Transferred Subsidiaries or their respective Representatives in connection with this Agreement and the transactions contemplated hereby will be held by Purchaser and its Affiliates and Representatives as “Evaluation Material,” as defined in, and pursuant to the terms of, the Confidentiality Agreement.

Section 5.2        Conduct of Business.

(a)        From and after the date hereof to the earlier of (x) the termination of this Agreement and (y) (A) with respect to the Purchased Assets other than the Deferred Items, the Closing Date, and (B) with respect to the Deferred Items, the Deferred Closing Date, except (i) as otherwise explicitly contemplated, permitted or required by this Agreement, including Section 5.4, or the Closing Agreements; (ii) as Purchaser shall otherwise consent in writing (for purposes of this Section 5.2(a), such consent may be given by email and shall be effective upon receipt by Seller), which consent shall not be unreasonably withheld, delayed or conditioned; (iii) as may be necessary, in the reasonable opinion of Seller having consulted with Purchaser, to remove any Excluded Assets from any Assumed Facility; (iv) as expressly required by Law, Order or any Material Contract; (v) in connection with the settlement of intercompany accounts, payments and/or receivables and (vi) as set forth on Section 5.2(a) of the Seller Disclosure Letter, Seller covenants and agrees that it shall, and shall cause the Selling Subsidiaries and the Transferred Subsidiaries to, in each case, with respect to the Business:

(i)        conduct the Business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve substantially intact the Business and to preserve substantially intact the material relationships with customers, vendors, suppliers, employees and other material business partners of Seller and the Selling Subsidiaries related to the Business;

(ii)       not issue or sell any capital stock, notes, bonds or other securities, or any option, warrant or other right to acquire the same, of the Transferred Subsidiaries or any Miraclon Entity;

(iii)      not amend, modify or restate the certificate of incorporation, by-laws or other organizational document of any Miraclon Entity or Transferred Subsidiary;

(iv)     not sell, lease, license, abandon or otherwise dispose of any Purchased Assets or any material assets used in the Business, except in the ordinary course of the Business consistent with past practice or as contemplated, permitted or required by this Agreement or any of the Closing Agreements;

(v)      not materially amend the terms and conditions of employment or materially increase the salary, wages, bonus, incentive compensation, severance entitlement, pension entitlements, benefits or notice periods of the Business Employees other than in the ordinary course of the Business or as required by any Business Benefit Plan;

(vi)     not write-off as uncollectible or write-down any material notes or accounts receivable of the Business, except write-offs or write-downs in the ordinary course of the Business consistent with past practice and any write-off of such notes and accounts receivable that are fully reserved for in a manner consistent with the Specified Accounting Principles;

(vii)     not cancel, waive, release, settle or compromise any Action related to the Business, any Purchased Asset or any Assumed Liability in excess of $250,000 in value;

(viii)    not (A) create any Encumbrance relating to a Purchased Asset (other than a Permitted Encumbrance) or incur any Indebtedness related to the Business (other than short-term Indebtedness in the ordinary course of business consistent with past practice or borrowings under existing credit facilities or in connection with refinancing or replacements of existing Indebtedness (and only to the extent such Indebtedness is not specific to the Business and will be released at Closing pursuant to the terms of this Agreement)), or (B) make any loans, advances or capital contribution to or investment in any other Person in connection with the Business, in each case, in excess of $100,000 individually or $1,000,000 in the aggregate, other than routine advances to employees and consultants for business expenses in the ordinary course of the Business consistent with past practice;

(ix)      except as required by GAAP or in a manner consistent with the Specified Accounting Principles, not make any material change in the Business’ methods, principles and practices of accounting (including the Business’ working capital practices);

(x)       not subject any Real Property (or portion thereof or interest therein) or other Purchased Asset to any new Encumbrance, in each case, other than a Permitted Encumbrance and other than a refinancing or replacement of existing Indebtedness;

(xi)     except in the ordinary course of the Business, not (A) amend or modify in any material respect, cancel, waive any material provision of or give any consent under any Assumed Contract, Material Contract or Assigned Real Property Lease or (B) terminate any Assumed Contract, Material Contract or enter into any Contract that would constitute a Material Contract had it been in full force and effect as of the date hereof;

(xii)    use commercially reasonable efforts to maintain the ongoing service of the Business Employees and not hire or dismiss (except for cause) any Business Employee or assign any person to work in the Business such that they will become an Automatic Transfer Employee or engage or terminate the Contract of any consultant or independent contractor of Seller, any Selling Subsidiary or any Transferred Subsidiary that provides services exclusively to the Business, in each case, other than in accordance with the Business’ target operating model which has been shared with the Purchaser;

(xiii)    not make any material capital expenditures or commitments, other than in the ordinary course of the Business consistent with past practice and not exceeding $2,000,000;

(xiv)    except as required by the terms of a Business Benefit Plan or Collective Bargaining Agreement or in connection with any action permitted hereunder, not establish, adopt, enter into, materially amend or modify or terminate any Business Benefit Plan other than in the ordinary course of the Business or as a result of broad-based changes that apply to similarly situated Seller Employees that do not result in material increased Liability to Purchaser or any of its Subsidiaries or any Transferred Subsidiary, including any Miraclon Entity or Transferred Subsidiary;

(xv)       not make, revoke or change any material Tax election, file any amended Tax Return with respect to material Taxes, extend any statute of limitations with respect to Taxes, enter into any agreement in respect of a material amount of Taxes with any Taxing Authority, including the settlement or compromise of any Tax Claim, or enter into any Tax sharing, allocation, indemnity or similar agreement, other than agreements the primary purpose of which do not relate to Taxes, in each case, of the Miraclon Entities or the Transferred Subsidiaries or with respect to the Purchased Assets or the Business;

(xvi)      not enter into any Contract with an Affiliate in relation to the Business;

(xvii)     not permit any registration of Transferred IP to lapse as a result of a failure to pay any renewal fees that fall due and continue to use commercially reasonable efforts to prosecute any application for registration of Transferred IP;

(xviii)    not take any steps to enforce any of the Transferred IP against any Person; and

(xix)     not enter into any Contract or other binding commitment, whether or not in writing, to do any of the foregoing.

(b)        Notwithstanding anything contained in this Agreement to the contrary, so long as no Liability is imposed on or after the Closing on the Purchaser, the Transferred Subsidiaries or their Affiliates, Seller, the Selling Subsidiaries and the Transferred Subsidiaries shall be permitted to: (i) maintain through the Deferred Closing Date the cash management system of the Business and the cash management procedures as currently conducted by Seller, the Selling Subsidiaries and the Transferred Subsidiaries; and (ii) settle any intercompany accounts, receivables, payables and notes in any manner Seller deems appropriate. Notwithstanding anything contained in this Agreement to the contrary, the Selling Subsidiaries shall be permitted to borrow funds in the ordinary course consistent with past practice from Seller or its Affiliates as is necessary to operate the Business and repay such borrowings in the ordinary course. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, rights to control or direct the operations of the Business or the Purchased Assets prior to the Closing Date or, with respect to the Deferred Items, the Deferred Closing Date. During the period from the date of this Agreement until the earlier of (x) the date this Agreement is terminated in accordance with its terms and (y) the Deferred Closing Date, except as contemplated by this Agreement, none of Purchaser or Seller shall take any action or omit to take any action for the purpose of directly or indirectly preventing, materially delaying or materially impeding (or that would reasonably be expected to prevent, materially delay or materially impede) the consummation of the transactions contemplated by this Agreement, permit or cause any of its respective Subsidiaries or Affiliates to do any of the foregoing or agree or commit to do any of the foregoing, or agree in writing or otherwise to take any of the foregoing actions.

Section 5.3      Efforts to Close. Except as otherwise set forth in Section 5.5, subject to the terms and conditions set forth herein and to applicable Law, each Party agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions necessary, and assist and cooperate with the other Party in doing, all things necessary, proper or advisable to (a) consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VI, and (b) cause the fulfillment at the earliest practicable date of all of the conditions to each Party’s respective obligations to consummate the transactions contemplated by this Agreement.

Section 5.4    Key Carve-Out Operations.

(a)    Without limiting any other terms of this Agreement, Section 5.4 of the Seller Disclosure Letter sets forth a description of the Key Carve-Out Operations required for the purpose of (i) establishing the Miraclon Entities and the Transferred Subsidiaries as the recipients of the Purchased Assets at Closing and (ii) permitting the operation of the Business immediately upon the Closing, subject to the services to be provided pursuant to the Transition Services Agreement (“Day One Readiness”).

(b)    As soon as practicable after the date of this Agreement, (i) the Parties shall establish a committee (a “Key Carve-Out Operations Committee”) comprised of two (2) designees of Seller and two (2) designees of Purchaser and (ii) such Key Carve-Out Operations Committee shall meet and review the description of the Key Carve-Out Operations set forth on Section 5.4 of the Seller Disclosure Letter. Such Key Carve-Out Operations Committee shall make recommendations to Seller and the Purchaser of any additional detail, including any applicable terms, conditions and scheduled time periods for the Key Carve-Out Operations and/or any required or recommended amendments, modifications or supplements with respect to such Key Carve-Out Operations and other legal and operational steps necessary for Day One Readiness and, upon the mutual agreement of Seller and Purchaser, Section 5.4 of the Seller Disclosure Letter shall be amended, modified or supplemented to reflect such recommendations. The Key Carve-Out Operations Committee shall meet and review on a weekly basis the Key Carve-Out Operations and status thereof and shall provide any additional recommended amendments, modifications or supplements with respect to such Key Carve-Out Operations and, upon the mutual agreement of Seller and Purchaser, Section 5.4 of the Seller Disclosure Letter shall be further amended, modified or supplemented to reflect such recommendations.

(c)    For the purpose of allowing the parties to monitor and assist with the preparation for Day One Readiness and make any recommendations with respect to the Key Carve-Out Operations, Seller shall, and shall cause the Selling Subsidiaries to, upon advance notice from Purchaser and at no cost to Purchaser: (i) provide Purchaser’s members of the Key Carve-Out Operations Committee and their authorized Representatives reasonable access, during regular business hours, to senior managers of the Business, functional heads of the various business lines within the Business and subject matter leads responsible for various aspects of the Business, in each case, as designated by Seller (collectively, the “Access Employees”); provided, however, that all meetings or other contact with any of the Access Employees shall be first coordinated through Paula Gutkin or Theresa Sheh (or their designees) and (ii) cooperate with Purchaser to continue to develop plans and timelines for Day One Readiness.

(d)    In the event of any dispute between the Parties in connection with the finalization of (i) the Key Carve-Out Operations set forth on Section 5.4 of the Seller Disclosure Letter or (ii) any potential or proposed amendments, modifications or supplements with respect to such Key Carve-Out Operations, each Party shall designate a senior executive or representative reasonably acceptable to the other Party to handle such dispute and the Parties shall cause such designee(s) to meet as promptly as practicable and use their respective commercially reasonable efforts to resolve such dispute within a reasonable period of time. If such individuals are unable to resolve the disputes in a timely manner, the Parties shall cooperate to submit the matters in dispute to a third party mediator or arbitrator mutually acceptable to the Parties.

(e)    Each Party shall (to the extent within that Party’s scope of responsibility as set out in Section 5.4), and shall cause its Subsidiaries and Representatives to (to the extent within that Party’s scope of responsibility as set out in Section 5.4), implement the Key Carve-Out Operations to the standards set forth in Section 5.4 of the Seller Disclosure Letter on the terms and conditions, and within the scheduled time periods, outlined on Section 5.4 of the Seller Disclosure Letter; provided, however, that the Parties acknowledge that the time periods set forth on Section 5.4 of the Seller Disclosure Letter may shift based on various factors that arise after the development of the Key Carve-Out Operations (though this shall bear no impact on the End Date of this Agreement).

(f)    Prior to the Closing, the Parties may mutually agree to enter into additional statements of work or amend, modify, or supplement existing statements of work (“SOW”) entered into pursuant to the Transition Services Agreement with respect to any of the Key Carve-Out Operations. Each such SOW with respect to a Key Carve-Out Operation shall be deemed to be included in and governed by the Transition Services Agreement on and subject to the occurrence of the Closing. With respect to any Key Carve-Out Operations that have not been implemented on or prior to the Closing, each Party shall use its commercially reasonable efforts to, and shall cause its Subsidiaries and Representatives to use commercially reasonable efforts to, implement such remaining Key Carve-Out Operations on the terms and conditions, and within amended scheduled time periods, until the earlier of (i) the complete implementation of the Key Carve-Out Operations and (ii) the termination of theTransition Services Agreement (though this shall bear no impact on the Parties’ respective rights pursuant to Article VI of this Agreement).

(g)    Purchaser agrees that it and the Business Employees shall and have had access to the employees, consultants, or independent contractors of Seller and its Subsidiaries, including with respect to the Day One Readiness. Purchaser agrees that, from and after the Closing until the one (1) year anniversary of the termination of the Transition Services Agreement, prior to Purchaser or its Subsidiaries or Affiliates (including any Business Employee) entering into discussions with, soliciting or employing any employee, consultant, or independent contractor of Seller or any of its Subsidiaries, Purchaser shall consult with Seller regarding such discussions, solicitation or employment. If Purchaser employs any employee, consultant, or independent contractor of Seller or any of its Subsidiaries who performs services pursuant to the Transition Services Agreement resulting in the termination of such employee, consultant, or independent contractor, Purchaser waives all rights or remedies resulting from any breach of the Transition Services Agreement as a result of Seller’s and its Subsidiaries’ inability to perform the services thereunder as a result of the failure of such employee, consultant, or independent contractor to be engaged by Seller or its Subsidiaries.

Section 5.5    Antitrust Laws.

(a)    The Parties shall use their commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Antitrust Authorities, including with respect to Required Regulatory Approvals, and make, or cause to be made, all filings required by Law to be made to consummate the transactions contemplated hereby that may be or become necessary for its execution and delivery of this Agreement and the performance of each Party’s obligations pursuant to this Agreement as promptly as reasonably practicable, and in any event prior to the End Date. Purchaser and where applicable, Seller shall, as promptly as practicable but in no event later than the twentieth (20th) Business Day following the date hereof, make all appropriate filings pursuant to the HSR Act and any filings of such Party under any Antitrust Law listed on Section 5.5(a) of the Seller Disclosure Letter in connection with this Agreement and the transactions contemplated hereby, and such initial filings pursuant to the HSR Act from Purchaser and Seller shall request early termination of any applicable waiting period under the HSR Act.

(b)    Subject to applicable Law, each Party shall: (i) furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Antitrust Law in connection with the transactions contemplated by this Agreement; (ii) at the earliest reasonably practicable date respond to and comply with (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any Antitrust Authority; and (iii) consult and cooperate with the other Party, and permit the other Party (and its counsel), to the extent legally permissible to do so, to review in advance and consider in good faith the comments and views of the other Party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals or other communications made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws. Each of the Parties will promptly notify the other Party of any written or other material or substantive communication made to or received by such Party from any Antitrust Authority regarding any of the transactions contemplated hereby. Neither Party will participate in any substantive meeting, telephone call, or discussion with any such Antitrust Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Antitrust Authority, gives the other Party the opportunity to attend and participate thereat, and each Party will furnish the other Party with copies of all correspondence, filings and attachments thereto (excluding Item 4(c) and Item 4(d) documents in connection with the HSR Act filing) and written communications between them and their Affiliates and their respective Representatives on one hand and any such Antitrust Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby; provided, however, that the Parties may, as each deems advisable and necessary, reasonably designate competitively sensitive material provided under this Section 5.5 as “outside counsel only material” and may redact materials to remove references concerning the valuation of the Purchased Assets, privileged communications or any other competitively sensitive material.

(c)    In furtherance and not in limitation of the foregoing, Purchaser shall use commercially reasonable efforts to take any and all actions necessary to resolve, avoid, or eliminate any impediments or objections that may be asserted by any Antitrust Authority with respect to the transactions contemplated by this Agreement under any Antitrust Law, or avoid the entry of, effect the dissolution of and have vacated, lifted, reversed or overturned, including litigating to vacate, lift, reverse, or overturn any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement so as to enable the Parties to close the transactions contemplated by this Agreement expeditiously (but in no event after the End Date), except for proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of such of its, its Subsidiaries’ assets, properties or business or of the assets, properties or businesses to be acquired by Purchaser pursuant hereto, and entering into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding by an Antitrust Authority or any other person under Antitrust Laws that would otherwise have the effect of delaying or preventing the consummation of the transactions contemplated by this Agreement.

(d)    From the date of this Agreement through the later of: (i) the date of termination of the required waiting periods under all applicable Antitrust Laws; (ii) the date all approvals under applicable Antitrust Laws are obtained; and (iii) the date all the consents required pursuant to Section 5.5(a) are obtained, neither Party nor any of its Subsidiaries shall take any action, including acquiring or agreeing to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquiring or agreeing to acquire any assets, that could reasonably be expected to hinder or delay, as applicable, the obtaining of clearance or the expiration of the required waiting periods under all applicable Antitrust Laws, the obtaining of the approvals required under such applicable Antitrust Laws, the obtaining of the consents required pursuant to Section 5.5(a) or the consummation of the transactions contemplated by this Agreement.

(e)    Purchaser will not “pull-and-refile” pursuant to 16 C.F.R. 803.12 or otherwise withdraw any filing under the HSR Act or any other Antitrust Law, as the case may be, and refile it unless Seller has consented in writing in advance to such withdrawal and refiling, and Purchaser shall not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of Seller.

Section 5.6    Employees and Employee Benefits.

(a)    Business Employees. Within a reasonable period of time, but no less than thirty (30) days prior to the expected Closing Date or Deferred Closing Date, as applicable, Purchaser or its Affiliates, as applicable, shall offer employment on behalf of a Miraclon Entity to each Business Employee (other than any Automatic Transfer Employee or any Acquired Employee). Such offers of employment shall include for the Business Employees: (i) a base wage or base salary level and annual target cash bonus (including variables and other incentives) or sales and commission opportunities, as applicable, that are no less favorable than those in effect for each such Business Employee immediately prior to Closing or the Deferred Closing, to the extent applicable; and (ii) employee benefits that are substantially similar, in the aggregate, including severance benefits but only to the extent that the relevant Business Employee has not received or become entitled to receive a severance payment from Seller (or its Affiliates) upon or prior to

Closing or otherwise upon termination from service from Seller (or its Affiliates) unless otherwise required by applicable Law, to those provided to such Business Employee immediately prior to Closing or the Deferred Closing, excluding any equity incentive plans or similar plans or arrangements or any defined benefit pension plans unless required by applicable Law or discretionary bonus plans (collectively, the “Employment Terms”). The Parties shall exercise commercially reasonable efforts to structure such offers of employment to comply with applicable Law and to ensure that such offers of employment do not trigger any severance, termination or similar payments, rights and/or benefits. Seller shall be permitted to review the offer letters with respect to the Employment Terms. Business Employees who receive offers of employment pursuant to this section shall have at least fifteen (15) Business Days following the receipt of Purchaser’s (or its Affiliate’s) offer to accept or reject the offer. Each Business Employee who has accepted Purchaser’s (or its Affiliate’s) offer of employment, as of the Closing or the Deferred Closing, to the extent applicable, shall be transferred to Purchaser (or one of its Affiliates) and Purchaser (or one of its Affiliates) shall accept such transfer automatically and effective at Closing or the Deferred Closing (each of the foregoing, together with any Automatic Transfer Employee whose employment transfers to Purchaser or its Affiliate by operation of Law as of the Closing or the Deferred Closing, to the extent applicable, and any Acquired Employee as of the Closing or the Deferred Closing, to the extent applicable, collectively shall be the “Purchaser Employees”); provided, however, that any Business Employee (other than any Acquired Employee or any Automatic Transfer Employee) on an approved leave of absence or short- or long-term disability as of Closing or the Deferred Closing, to the extent applicable, shall transfer employment automatically effective upon the earlier of (A) the date on which they are able to return to work (provided that it does not impose an undue burden on Purchaser or its Affiliates), or (B) the date permitted under the terms of any Business Benefit Plan or applicable Law (such date, the “Delayed Transfer Date”). During the period commencing on the Closing Date or the Deferred Closing Date, to the extent applicable, and ending on the first anniversary of the Closing Date or the Deferred Closing Date, to the extent applicable, Purchaser shall or shall cause its Affiliates to maintain the Employment Terms for each Purchaser Employee during their employment with Purchaser or any of its Affiliates. Notwithstanding the foregoing, nothing herein will, after the Closing Date or the Deferred Closing Date, to the extent applicable, impose on Purchaser any obligation to retain any Purchaser Employees in its employment for any amount of time.

(b)        Without limiting the generality of Section 2.3(f):

(i)     Without limiting the generality of Section 5.6(a)(ii), Section 5.6(c) and Section 5.6(f), Purchaser shall indemnify and defend each of the Seller Indemnitees against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of the employment or termination of employment of any Purchaser Employee on or after the Closing or the Deferred Closing, to the extent applicable; and

(ii)    Save as expressly provided for in this Agreement and/or to the extent (x) a specific provision has been made in the Closing Statement or (x) such Losses are reflected in the calculations of Closing Indebtedness or the Closing Working Capital, in each case, as finally determined in connection with the Final Purchase Price, Seller shall indemnify and defend each of the Purchaser Indemnitees against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnitees based upon, arising out of, with respect to or by reason of (A) the employment or termination of employment of any Business Employee on or prior to Closing, Deferred Closing, or Delayed Transfer Date, to the extent applicable, including any Severance Costs; (B) the termination of employment of any Business Employee who does not become a Purchaser Employee on or after the Closing or the Deferred Closing, to the extent applicable, including any Severance Costs; and (C) the termination of employment of any Seller Employee who is not a Business Employee before, on or after Closing, Deferred Closing or Delayed Transfer Date, to the extent applicable. In relation to Severance Costs, the Seller agrees that to the extent permissible by Law, it will pay any such Severance Costs arising directly to Business Employees.

(c)    Undisclosed Employees. If any person other than a Business Employee (an “Undisclosed Employee”) alleges that as a result (whether directly or indirectly) of the sale of the Business pursuant to this Agreement his contract of employment, or any liability in connection with his employment or its termination, has transferred to Purchaser, or to any of its Affiliates, pursuant to a Transfer Law then Purchaser or its Affiliate may terminate the employment of such Undisclosed Employee and Seller shall indemnify the Purchaser or such Affiliates on an ongoing basis against all Liabilities which Purchaser or its Affiliate incurs in relation to such Undisclosed Employee, whether such Liabilities relate to a period before, on or after the Closing Date, including any Liabilities arising from the termination of the employment of such an Undisclosed Employee.

(d)    Employee Protocol. Between the date of this Agreement and Closing, Seller and the Purchaser shall cooperate in good faith to agree a protocol in relation to, inter alia, (i) the Purchaser’s communication with Business Employees who are expected to be Purchaser Employees; (ii) the conduct of any employee information and consultation processes; and (iii) the process for making offers of employment to Business Employees who are expected to be Purchaser Employees.

(e)    Information and Consultation. Seller shall indemnify and defend each of the Purchaser Indemnitees against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnitees based upon, arising out of, with respect to or by reason of any failure by Seller or its Affiliates to comply with its obligations under any Transfer Laws in respect of the transactions contemplated hereby and/or any pre-sale reorganization, except if and to the extent that such failure is caused by a failure of Purchaser or its Affiliates to comply with its obligations under any Transfer Laws.

(f)    WARN. With respect to (i) Business Employees prior to the Closing and (ii) Seller Employees who are not Business Employees, Seller shall be solely responsible for compliance with and Liabilities relating in any way to the WARN Act, and Seller shall indemnify, defend and hold Purchaser harmless from and against any and all such resulting Liabilities, if any. With respect to the Business Employees on or after the Closing, including those that do not become Purchaser Employees, Purchaser shall be solely responsible for compliance with and Liabilities relating in any way to the WARN Act, and Purchaser shall indemnify, defend and hold Seller harmless from and against any and all such resulting Liabilities, if any; provided, however, that Seller agrees, upon Purchaser’s request, to send any required notices under the WARN Act to Business Employees on or prior to the Closing. Seller shall provide such WARN Act notices to Purchaser in advance for Purchaser’s review and notify Purchaser of the date on which such notices are sent.

(g)        Employee Benefits.

(i)     General. After the date of this Agreement, Seller and Purchaser shall cooperate promptly and in good faith in preparing the transition of the Purchaser Employees, as applicable, from coverage under the Business Benefit Plans to coverage under the Purchaser Benefit Plans and/or the Miraclon Entity Benefit Plans in accordance with this Section 5.6 effective as of the Closing Date or the Deferred Closing Date, as applicable. Except as required by applicable Law or with respect to any Purchaser Assumed Benefit Plan, effective as of the Closing Date or the Deferred Closing Date, as applicable, each Purchaser Employee who is a participant in any Business Benefit Plan shall cease to accrue benefits under and be an active participant in any such Business Benefit Plan (other than any Purchaser Assumed Benefit Plan) and shall commence participation in the Purchaser Benefit Plans and/or the Miraclon Entity Benefit Plans subject to the terms and conditions of such Purchaser Benefit Plans and/or the Miraclon Entity Benefit Plans after giving effect to this Section 5.6, including, without limitation, the Employment Terms. Effective as of the Closing Date or the Deferred Closing Date, as applicable, each non-Business Employee who is a participant in any Purchaser Assumed Benefit Plan, if any, shall cease to accrue benefits under and be an active participant in any such Purchaser Assumed Benefit Plan.

(ii)    Claims Incurred. Seller shall remain liable and retain responsibility for, and continue to pay in accordance with the terms of the applicable Business Benefit Plans, all expenses and benefits for each Purchaser Employee with respect to claims incurred by such Purchaser Employee (or his or her spouse and/or covered dependents and beneficiaries) prior to the Closing Date or the Deferred Closing Date, as applicable, and shall remain liable for workers compensation claims (including medical, disability, permanency and expense claims) incurred by any Purchaser Employee prior to the Closing Date or the Deferred Closing Date, as applicable. Purchaser or one of its Affiliates shall be responsible for all medical, life, insurance and other welfare plan expenses and benefits with respect to claims incurred by Purchaser Employees or their spouse and/or covered dependents on or after the Closing Date or the Deferred Closing Date, as applicable, as applicable (including, for the avoidance of doubt, any welfare plan claims incurred by a Purchaser Employee or his/her spouse and/or covered dependents on or after the Closing Date or the Deferred Closing Date, as applicable, that are submitted to a Business Benefit Plan) and shall be liable and responsible for workers compensation claims (including medical, disability, permanency and expense claims) incurred by any Purchaser Employee on or after the Closing Date or the Deferred Closing Date, as applicable. For purposes of this Section 5.6(g)(ii), a claim is deemed incurred: in the case of medical or dental benefits, when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of accidental death and dismemberment or workers compensation claims, when the event giving rise to the claim occurs; and in the case of a claim that results in a hospital admission, on the date of admission.

Notwithstanding the foregoing, effective as of the Closing Date or the Deferred Closing Date, as applicable, Purchaser or one of its Affiliates shall be responsible for all obligations with respect to claims incurred under the Purchaser Assumed Benefit Plans and/or the Miraclon Entity Benefit Plans.

(iii)        Paid Time Off. In the event that accrued and unused vacation/paid time off days are not required by applicable Law to be paid out upon termination by Seller (or one of its Affiliates), Seller (or one of its Affiliates) shall honor and remain responsible for any Liabilities in respect of all accrued and unused vacation/paid time off days that are due and owing to the Purchaser Employees (including, for the avoidance of doubt, both annual eligibility and carryover vacation/paid time off days) prior to the Closing Date or the Deferred Closing Date, as applicable, except to the extent (x) such Liabilities are reflected in the calculations of Closing Indebtedness or the Closing Working Capital, in each case as finally determined in connection with the Final Purchase Price, or (y) a specific provision has been made in the Closing Statement, in which case Purchaser shall permit, or shall cause its relevant Affiliate to permit, the Purchaser Employees to use such vacation/paid time off days (including, for the avoidance of doubt, both annual eligibility and carry over vacation/paid time off days) during the year in which the Closing Date or any Deferred Closing Date, as applicable, occurs in accordance with Seller’s or one of its Subsidiaries’ or Affiliates’ vacation/paid time off policies in effect as of the Closing Date or any Deferred Closing Date, as applicable. During the year following the year in which the Closing Date or the Deferred Closing Date, as applicable, occurs, each Purchaser Employee (except where applicable Law provides otherwise) will be entitled to vacation/paid time off under Purchaser’s vacation/paid time off policies on terms determined by Purchaser after giving effect to this Section 5.6 (unless otherwise required by applicable Law), as applicable; provided, however, that, each Purchaser Employee will be permitted to carryover from the year in which the Closing Date or any Deferred Closing Date, as applicable, occurs into the year immediately following the year in which the Closing Date or any Deferred Closing Date, as applicable, occurs (or, at Purchaser’s election, to the extent permitted under applicable Law, be paid out by Purchaser for) such number of unused vacation/paid time off days that the Purchaser Employee would have been permitted to carryover under Seller’s or one of its Subsidiaries’ or Affiliates’ vacation/paid time off policy applicable to such Purchaser Employee immediately prior to the Closing Date or any Deferred Closing Date, as applicable.

(iv)        Flexible Spending Account Plan. Effective as of the Closing Date, Purchaser (or one of its Affiliates) shall establish a Section 125 of the Code flexible spending account plan and related account for each Purchaser Employee (the “Purchaser FSAP”) for the then remaining portion of the calendar year in which the Closing occurs. The Purchaser FSAP will recognize the elections that each Purchaser Employee had in effect under Section 125 of the Code flexible spending account plan of Seller or one of its Subsidiaries or Affiliates (the “Seller FSAP”), subject to the applicable dollar limits of the Purchaser FSAP for the calendar year in which such Purchaser Employee becomes covered under the Purchaser FSAP. Purchaser (or one of its Affiliates) shall cause the Purchaser FSAP to assume the account balances (whether positive or negative) associated with the Purchaser Employees’ flexible spending accounts under the Seller FSAP (the “Transferred Account Balances”), and the Purchaser FSAP shall be responsible for reimbursement of all previously unreimbursed medical and dependent care claims incurred by the Purchaser Employees in such calendar year. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred Account Balances is determined, as part of Purchaser’s assumption of the Purchaser Employees’ flexible spending account balances under the Seller FSAP, Seller (or one of its Affiliates) shall pay Purchaser (or one of its Affiliates) the net aggregate amount of the Transferred Account Balances, if such amount is positive, and Purchaser (or one of its Affiliates) shall pay Seller (or one of its Affiliates) the net aggregate amount of the Transferred Account Balances, if such amount is negative.

(h)    Credited Service. With respect to each Purchaser Benefit Plan and Miraclon Entity Benefit Plan (except as required by applicable Law), Purchaser shall (i) recognize or shall cause one of its Affiliates to recognize, for all Purchaser Employees from and after the Closing Date or the Deferred Closing Date, as applicable, credit for all service with Seller and its Subsidiaries and Affiliates (and their predecessors) prior to the Closing Date or the Deferred Closing Date, as applicable, for all purposes, including without limitation, purposes of eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual (excluding benefit accruals under any defined benefit pension plan other than under any Purchaser Assumed Benefit Plan except as required by applicable Law) to the same extent recognized under a corresponding Business Benefit Plan immediately prior to the Closing Date or the Deferred Closing Date, as applicable, except as would result in duplication of benefits, (ii) ensure or shall cause its Affiliates to ensure that no eligibility periods, waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to the Purchaser Employees or their spouses, dependents or beneficiaries under any Purchaser Benefit Plan and/or Miraclon Entity Benefit Plan as such periods, exclusions or limitations were waived or satisfied under a corresponding Business Benefit Plan prior to the Closing Date or the Deferred Closing Date, as applicable, and (iii) provide or cause its Affiliates to provide that any costs or expenses incurred by the Purchaser Employees (and their respective spouses, dependents and beneficiaries) up to (and including) the Closing Date or the Deferred Closing Date, as applicable, shall be specifically applied for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under the applicable Purchaser Benefit Plan or Miraclon Entity Benefit Plan.

(i)    COBRA. Seller or one of its Affiliates shall be solely responsible for, and shall retain all Liabilities with respect to, satisfying the continuation coverage requirements of COBRA (and any similar state law), Section 4980B of the Code and Part 6 of Subtitle B of Title I or ERISA and the regulations thereunder (including any Liability arising from the action or inactions of Seller or any of its Affiliates with respect to such coverage) with respect to all Business Employees and their covered spouses and beneficiaries who are entitled to such continuation coverage with respect to “qualifying events” (within the meaning of Section 4980B of the Code) that are incurred on or prior to the Closing Date, or the Delayed Transfer Date, as applicable, and in connection with the transactions contemplated hereby. Purchaser or one of its Affiliates shall be solely responsible for, and shall retain all Liabilities with respect to, satisfying the continuation coverage requirements of COBRA (and any similar state law), Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder (including any Liability arising from the action or inactions of Purchaser or any of its Affiliates with respect to such coverage)

with respect to all Purchaser Employees and all other employees of Purchaser or any of its Affiliates and their covered spouses and beneficiaries who are entitled to such continuation coverage with respect to “qualifying events” (within the meaning of Section 4980B of the Code) that are incurred after the Closing Date, or the Delayed Transfer Date, as applicable.

(j)        Purchaser Savings Plan. Effective as of the Closing or as soon as reasonably practicable thereafter but no later than sixty (60) days after Closing, Purchaser shall have, or shall cause one of its Affiliates to have, in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser Savings Plan”) in which Purchaser Employees who meet the eligibility criteria thereof (after giving effect to this Section 5.6) shall be eligible to participate. Purchaser shall, or shall cause one of its Affiliates to, take all reasonable steps necessary to permit each Purchaser Employee, if any, who shall receive an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from any of Seller’s or any of its Subsidiaries’ or Affiliates’ U.S. tax-qualified defined contribution or defined benefit pension plans to rollover such eligible rollover distribution, including any associated loan of cash as part of any lump sum distribution to the extent permitted by the applicable Business Benefit Plan and applicable Law, into an account under the Purchaser Savings Plan as of the Closing or as soon as reasonably practicable thereafter but in any event no later than sixty (60) days after Closing.

(k)        Bonus and Incentive Plans. Purchaser shall, or shall cause one of its Affiliates to, bear the cost of, and shall assume any and all Liabilities and other obligations for any bonus, commission, profit sharing, incentive payment and similar amounts (“Bonuses”) to each eligible Business Employee who is a party to one of the Business Benefit Plans set forth on Section 5.6(k) of the Seller Disclosure Letter, whenever due and payable and including any deferred elements of such Bonuses to the extent (x) such Liabilities are reflected in the calculations of Closing Indebtedness or the Closing Working Capital, in each case as finally determined in connection with the Final Purchase Price or (y) a specific provision has been made in the Closing Statement. Such payments shall be made in accordance with the terms and conditions of the applicable Business Benefit Plan listed on Section 5.6(k) of the Seller Disclosure Letter and Purchaser shall indemnify and defend each of the Seller Indemnitees against, and shall hold each of them harmless from and against, any such Liabilities, obligations and responsibilities.

(l)        Assumption/Transfer/Retention of Purchaser Assumed Benefit Plans/Miraclon Entity Benefit Plans/Other Employee Benefit-Related Liabilities.

(i)        Effective as of the Closing Date or any Deferred Closing Date, as applicable, Seller shall assign or transfer, directly or indirectly, or shall cause one of its Subsidiaries or Affiliates to assign or transfer, directly or indirectly, and Purchaser shall, or shall cause one of its Affiliates, including the applicable Miraclon Entity, to, assume, adopt and/or retain, as applicable, the Purchaser Assumed Benefit Plans and Miraclon Entity Benefit Plans and, assume or retain, as applicable, all Liabilities, obligations and responsibilities of Seller or one of its Subsidiaries or Affiliates, as applicable, including, without limitation, the Miraclon Entities, thereunder (x) during the period specified on Section 1.1(g) of the Seller Disclosure Letter in respect of or relating to any and all Purchaser Assumed Benefit Plans and (y) arising prior to, at or after the Closing or any Deferred Closing, in respect of or relating to any and all Miraclon Entity Benefit Plans, and, Purchaser shall indemnify and defend each of the Seller Indemnitees against, and shall hold each of them harmless from and against, any such Liabilities, obligations and responsibilities. In addition, effective as of the Closing Date or any Deferred Closing Date, as applicable, Seller shall assign or shall cause one of its Subsidiaries or Affiliates to assign and Purchaser shall, or shall cause one of its Affiliates to assume, all Liabilities, obligations and responsibilities of Seller or one of its Subsidiaries or Affiliates set forth on Section 5.6(l)(i) of the Seller Disclosure Letter arising prior to, at or after the Closing and Purchaser shall indemnify and defend each of the Seller Indemnitees against, and shall hold each of them harmless from and against, any such Liabilities, obligations and responsibilities.

(ii)        Notwithstanding the foregoing, the following provisions shall apply to the Purchaser Assumed Benefit Plans listed on Section 5.6(l)(ii) of the Seller Disclosure Schedule (collectively, the “Purchaser Assumed Defined Benefit Plans”). Effective as of the Closing Date, Seller shall assign or transfer, directly or indirectly, or shall cause one of its Subsidiaries or Affiliates to assign or transfer, directly or indirectly, and Purchaser shall, or shall cause one of its Affiliates to, assume or retain, as applicable, the Purchaser Assumed Defined Benefit Plans and assume or retain, as applicable, all Liabilities, obligations and responsibilities of Seller or one of its Subsidiaries or Affiliates, as applicable, thereunder arising prior to, at or after the Closing Date, and be responsible in respect of each Purchaser Employee who participated in a Purchaser Assumed Defined Benefit Plan (each such Purchaser Employee, a “Pension Plan Employee”) for the Liabilities, obligations and responsibilities in relation to each such plan arising prior to, at or after the Closing Date, and Purchaser shall indemnify and defend each of the Seller Indemnitees against, and shall hold each of them harmless from and against, any such Liabilities, obligations and responsibilities. To the extent provided in Section 5.6(l)(ii) of the Seller Disclosure Schedule, Seller shall, or shall cause one of its Subsidiaries or Affiliates to, effect a transfer of assets from each funded Purchaser Assumed Defined Benefit Plan, to the extent applicable, in respect of the Liability for each Pension Plan Employee in such amounts as shall be reasonably determined by Seller’s actuary and in accordance with Section 5.6(l)(ii) of the Seller Disclosure Schedule (or such greater amounts as may be required by applicable Law) (the “Transfer Amount”), and Purchaser shall, or shall cause one of its Affiliates to, cause a Purchaser Benefit Plan or a Miraclon Entity Benefit Plan to accept such assets. Seller shall select the kind of assets to be transferred if there are alternate forms of assets that may be transferred under local Law or existing Contract, provided that such form is reasonably acceptable to Purchaser and permitted under the Contract or rules governing the relevant Purchaser Benefit Plan or Miraclon Entity Benefit Plan. For purposes of this Section 5.6(l)(ii), the amount to be transferred shall be adjusted to take into account benefit payments made from such Purchaser Assumed Defined Benefit Plan to the applicable Pension Plan Employees after the Closing Date, but prior to the date of transfer by Seller or its Affiliates (“Interim Pension Payments”). The Interim Pension Payments shall be reasonably determined by the applicable plan’s administrator in accordance with actuarial advice and standard administrative practice. Any transfer of assets pursuant to this Section 5.6(l)(ii) shall be effected as soon as practicable after the Closing, but in any event within one (1) year after the Closing Date, or, if later, the earliest date that is administratively practicable as reasonably determined by Seller; provided, however, that in no event shall such transfer take place until the receipt of any approval required by any Government Authority.

(iii)        Purchaser and Seller shall reasonably cooperate to make any and all filings and submissions to the appropriate Governmental Authorities or otherwise required to be made by Seller (or any of its Subsidiaries or Affiliates) and Purchaser (or any of its Affiliates), and to take all other appropriate actions, to effect the assignment, transfer, adoption, establishment, retention and/or assumption, as applicable, of the Purchaser Assumed Benefit Plans in accordance with this Section 5.6(l).

(iv)        Seller or one of its Subsidiaries or Affiliates, as applicable, shall retain all Liabilities, obligations and responsibilities under or in connection with any Business Benefit Plan that is a “defined benefit pension plan” within the meaning of U.S. Accounting Standards Codification Topic 715-30 unless and to the extent that such Liabilities, obligations and responsibilities relate to a Purchaser Assumed Defined Benefit Plan and Seller shall indemnify and defend each of the Purchaser Indemnitees against, and shall hold each of them harmless from and against, any such Liabilities, obligations and responsibilities that transfer to the Purchaser or any of its Subsidiaries or Affiliates.

(m)        Seller and Purchaser agree to utilize the “standard procedure” set forth in Section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320. Seller shall, in accordance with Revenue Procedure 2004-53, assume all responsibility for preparing and filing all applicable employee Tax withholding documents with respect to wages paid to Purchaser Employees through the Closing Date. Purchaser shall assume all responsibility for preparing and filing all applicable employee Tax withholding documents with respect to wages paid to Purchaser Employees after the Closing Date. Seller and Purchaser shall cooperate in good faith to the extent necessary for the purpose of effectuating its compliance with the “standard procedure.” With respect to any Purchaser Employees who are principally based outside of the United States, Seller and Purchaser agree to cooperate to coordinate all employee-related Tax withholding and reporting for the year in which the Closing occurs.

(n)        Non-U.S. Employees. For any current Business Employees who are principally based outside of the United States, and perform services primarily for the Business, the provisions of this Section 5.6 shall apply to such employees mutatis mutandis to the maximum extent permitted by applicable Law. Purchaser acknowledges that certain Business Employees are working in the United States pursuant to temporary nonimmigrant status, and such status is dependent upon such Business Employees’ qualifying employment. Purchaser further acknowledges that certain steps may be required for such Business Employees to maintain legal work authorization, including Purchaser’s assumption of immigration-related obligations and liabilities that have arisen or will hereafter arise in connection with the submission of prior petitions, applications or other filings with various government agencies, and/or the submission of additional petitions or applications. Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to take necessary or appropriate action as reasonably requested by the Purchaser prior to the Closing to assist in the submission of such petitions, applications, filings or other requirements to maintain legal work authorization and enable the relevant Business Employees to continue lawful employment after the Closing. However, Purchaser understands that because of such Business Employees’ particular immigration status, some Business Employees may not be able to continue lawful employment.

At least thirty (30) days prior to the Closing, Purchaser agrees to inform Seller of any Business Employee currently working under a temporary work visa that Purchaser does not wish to continue their employment following the Closing. If there are any such Business Employees, Seller and Purchaser may agree in writing that Purchaser is not required to offer employment to such Business Employee(s), and such Business Employee(s) employment shall not transfer to Purchaser upon Closing.

(o)    No later than thirty (30) days prior to Closing (or at such earlier date between the date of this Agreement and Closing as the Purchaser may reasonably request with fifteen (15) Business Days’ notice), Seller shall provide the Purchaser with a true, correct and complete list of the Business Employees and each of their (i) name, title, and location of employment; (ii) whether the employee is actively employed or not actively at work (regardless of whether due to illness, disability, authorized leave of absence, layoff for lack of work or service in the armed forces or for any other reason); (iii) annual rate of compensation, including bonuses (target and actual bonus for last financial year), incentives and share options, in each case for the last three financial years; (iv) perquisites and benefits and (v) work permit (or equivalent) (if applicable). For the purposes of subclause (iii), in the case of salaried employees, such list identifies the current annual rate of compensation for each such employee, and in the case of hourly employees, such list identifies the current hourly rate for each such employee.

(p)    The transfer of employment of any Business Employee who becomes a Purchaser Employee in connection with the transactions contemplated by this Agreement shall not constitute a “separation from service” under Treasury Regulation Section 1.409A-1(h) for purposes of any “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code.

(q)    This Section 5.6 shall survive the Closing and shall be binding on all successors and assigns of Seller, Purchaser and their respective Subsidiaries and Affiliates. Nothing in this Section 5.6, whether express or implied, shall confer any rights or remedies upon any Seller Employee or upon any other Person other than the Parties and their respective successors and assigns, or shall constitute or be treated as an adoption, amendment, or other modification of or to any Benefit Plan or any other plan, agreement, arrangement, program or policy covering Business Employees or employees of Seller or any of its Subsidiaries or Affiliates, including, without limitation, any Purchaser Benefit Plan, Miraclon Entity Benefit Plan, or Purchaser Assumed Benefit Plan.

Section 5.7    Bulk Transfer Laws. Each of the Parties hereby waives compliance with the requirements and provisions of any applicable bulk sale or bulk transfer Laws or similar Laws. Purchaser shall not withhold any portion of the Purchase Price based on such non-compliance.

Section 5.8    Seller Expenses; Closing Indebtedness

(a)    Subject to the last sentence of Section 2.8(d), and Section 10.7, at the Closing, Seller shall pay, or cause to be paid, on behalf of Seller, the Selling Subsidiaries and the Transferred Subsidiaries, all expenses incurred by Seller, the Selling Subsidiaries and the Transferred Subsidiaries on or prior to the Closing in connection with this Agreement, the Closing Agreements and the transactions contemplated hereby and thereby and, in each case, excluding any such expenses incurred by the Miraclon Entities or the Transferred Subsidiaries following the Closing.

(b)      At the Closing, Purchaser shall pay, or cause to be paid, on behalf of Seller, the Selling Subsidiaries and the Transferred Subsidiaries, any indebtedness designated by Seller in writing contemporaneously with the delivery of the Estimated Closing Statement by wire transfer of immediately available funds to the account(s) designated Seller.

Section 5.9      Delivery and Maintenance of Books and Records.

(a)      Current Business Books and Records.

(i)    Seller shall use its commercially reasonable efforts to deliver or cause to be delivered to Purchaser (A) at the Closing all Current Business Books and Records other than Deferred Items and (B) at the Deferred Closing, all Current Business Books and Records constituting Deferred Items. If any Current Business Books and Records contain portions of information that is unrelated to the Business, only such portions of the Current Business Books and Records related to the Business will be delivered to Purchaser.

(ii)    Seller shall, at or prior to the completion of all services provided under the Transition Services Agreement, deliver or cause to be delivered to Purchaser any Current Business Books and Records not provided pursuant to clause (i) of this Section 5.8(a).

(b)      Historical Business Books and Records.

(i)    Subject to Section 5.9(c), from and after the Closing until the one (1) year anniversary of the Closing, Seller shall deliver or cause to be delivered to Purchaser all Historical Business Books and Records requested by Purchaser. If any Historical Business Books and Records contain portions of information that is unrelated to the Business, only such portions of the Historical Business Books and Records related to the Business will be delivered to Purchaser.

(ii)    Before beginning any work to deliver any requested Historical Books and Records under this Section 5.9(b), Seller shall provide Purchaser with a good faith estimate of the time required for Seller’s or its Subsidiaries’ employees to deliver such Historical Books and Records and any other expenses Seller anticipates it will incur in fulfilling Purchaser’s request for such Historical Books and Records. Seller shall not proceed with any such work until Purchaser has acknowledged receipt of the estimate and authorized Seller to proceed with such work in writing. If, after receiving Seller’s estimate, Purchaser does not provide such written authorization, Seller will be excused from any obligation to fulfill Purchaser’s request.

(c)      Any expenses of Seller or its Subsidiaries incurred in connection with fulfilling Purchaser’s requests for such Historical Books and Records shall be at Seller’s sole cost and expense; provided, however, that nothing in this Agreement will obligate (i) Seller to deliver or cause to be delivered Historical Books and Records with a Record Age greater than the higher of five (5) years or, where applicable, the current retention period for financial, tax, or legal or regulatory data in each jurisdiction where the Business operates at Closing, or (ii) Seller, its Subsidiaries or their employees or consultants to expend greater than seven hundred (700) hours, in the aggregate, delivering such Historical Books and Records after the Closing unless required by Law.

(d)    Cooperation. With respect to Current Business Books and Records and Historical Business Books and Records stored in Shared Systems, after the date hereof, the Parties will confer and determine in good faith how to transfer (or provide access to transfer) such records to Purchaser, including determining which Party is best positioned to extract such records after Closing, and agreeing on reasonable formats to be used for extracts of such records and reasonable timeframes for delivery thereof by Seller to Purchaser in a manner that allows Purchaser to operate the Business in the ordinary course. The Parties will cooperate to ensure all such records are delivered to Purchaser at or prior to the date of the completion of all services provided under the Transition Services Agreement.

(e)    Maintenance of Books and Records. From and after the Deferred Closing Date until the seventh (7th) anniversary thereof, Purchaser shall preserve or cause to be preserved all pre-Closing Date records to the extent relating to the Business and provided by Seller to Purchaser. After the Closing Date and up until the fifth (5th) anniversary thereof, upon any reasonable request from Seller or its Representatives, Purchaser shall, and/or shall cause the Person holding such records to, at Seller’s cost and expense (i) provide to Seller or its Representatives reasonable access to such records during normal business hours, (ii) permit Seller to remove all copies of Excluded Books and Records in such records (however maintained), and (iii) permit Seller or its Representatives to make copies of such records; provided, however, that nothing herein shall require Purchaser to disclose any information to Seller if such disclosure would reasonably be expected to jeopardize any attorney-client or other legal privilege which Purchaser or its Affiliates is entitled to claim or contravene any applicable Law, fiduciary duty or agreement (it being understood that Purchaser shall cooperate in any commercially reasonable efforts and requests for waivers that would enable otherwise required disclosure to Seller to occur without so jeopardizing privilege or contravening such Law, duty or agreement). Such records shall be provided under this Section 5.9(e) for any reasonable purpose, including to the extent reasonably required in connection with accounting, Tax, litigation, federal securities disclosure (other than claims between Seller and Purchaser or any of their respective Affiliates under this Agreement or any agreement contemplated hereby). Notwithstanding the foregoing, during the five (5) year period contemplated in this Section 5.9(e), at the option of Purchaser (A) any such records may be destroyed by Purchaser if Purchaser sends to Seller written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the sixtieth (60th) day following such notice unless Seller notifies Purchaser that Seller desires to obtain possession of such records, in which event Purchaser shall transfer or cause to be transferred such records to Seller and Seller shall pay all reasonable expenses of Purchaser in connection therewith and (B) Purchaser shall not be required to provide Seller access to, or copies of, any Tax Records that relate solely to any Post-Closing Tax Period.

(f)        Privilege and Protections. Purchaser acknowledges and agrees that (i) the attorney-client privilege, attorney work-product protections, confidentiality protections and any other similar privileges or protections with respect to any Excluded Books and Records, belongs to and shall be controlled by Seller (or one or more of its Affiliates, as the case may be) and shall not pass to or be claimed by Purchaser or any of its Affiliates (except as set forth in clause (iii)(E) of this Section 5.9(f)), (ii) the delivery of or disclosure of any Excluded Books and Records to Purchaser or any of its Affiliates pursuant to this Section 5.9 or otherwise shall be deemed unintentional and with respect to any Excluded Books and Records shall not constitute a waiver by Seller or its Affiliates of any of their attorney-client privileges, attorney work-product protections, confidentiality protections or other similar privileges or protections in connection with such Excluded Books and Records, unless Seller or one or more of its Affiliates expressly waives in writing all privileges or protections in connection therewith, (iii) in the event that any Excluded Books and Records is delivered or disclosed to Purchaser or any of its Affiliates by Seller pursuant to this Section 5.9 or otherwise, Purchaser shall (A) promptly notify Seller of such discovery upon Purchaser’s or any of its Affiliates’ discovery of any such delivery or disclosure, (B) at Seller’s request and at Seller’s cost and expense, return to Seller or destroy such Excluded Books and Records, (C) take any and all actions reasonably requested by Seller, at the sole cost and expense of Seller, in order to permit Seller (or one or more of its Affiliates, as the case may be) to preserve and assert any such protection or privilege in connection therewith, (D) in connection with each of the foregoing clauses (A) through (C) of this Section 5.9(f), use its commercially reasonable efforts to and cause its Affiliates to safeguard and protect such Excluded Books and Records from further delivery or disclosure to any third party, (E) not assert and cause its Affiliates not to assert that any such protection or privilege has been waived with respect to Excluded Books and Records that has come into or is in the possession of Purchaser or any of its Affiliates, except in the event that, following the Closing, a dispute arises between Purchaser and/or any one or more of its Affiliates, on the one hand, and a third party (including a Governmental Authority), on the other hand, in which case, Purchaser and its Affiliates (as the case may be) shall assert such protections and privileges against such third party to the extent necessary to prevent disclosure of such Excluded Books and Records and (F) to the extent Purchaser or any of its Affiliates has or maintains any control of such protection or privilege of any Excluded Books and Records, not and cause its Affiliates not to, except as may be required by applicable Law, waive or attempt to waive such protection or privilege without the prior written consent of Seller or one or more of its Affiliates (as the case may be).

Section 5.10      Confidentiality.

(a)        Subject to Section 10.6, from the date hereof to the date falling two (2) years after the date hereof, each of Seller and the Purchaser and their respective Affiliates shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement or any Closing Agreement which relates to: (i) the existence and the provisions of this Agreement or any Closing Agreement or the negotiations relating thereto; or (ii) in the case of Purchaser, any information relating to the business of Seller or its Affiliates. From and after the Closing, Seller and its Affiliates shall treat as strictly confidential and not disclose or use any information relating to the Business (including any future plans or targets of the Purchaser and its Affiliates).

(b)        This Section 5.10 shall not prohibit disclosure or use of any information if and to the extent: (i) the disclosure or use is required by applicable Laws or the rules of any stock exchange on which the Parties’ shares are listed; (ii) the disclosure or use is required to vest the full benefit of this Agreement in Seller or the Purchaser; (iii) the disclosure or use is required for the purpose of any judicial or arbitral proceedings arising out of the Agreement or any Closing Agreement; (iv) the disclosure is reasonably made to a Taxing Authority; (v) the disclosure is made to any party to whom assignment is permitted under the terms of this Agreement on terms that such assignee undertakes to comply with the provisions of Section 5.10(b); (vi) the disclosure is made on a confidential basis to professional advisers of actual or potential debt or equity financiers of any Party or any Purchaser Affiliate provided that such persons need to know the information for the purposes of considering, evaluating, advising on or furthering the transactions contemplated by this Agreement or any matters arising in connection with them; (vii) the disclosure is made by the Purchaser to any depositary or custodian appointed under the Alternative Investment Fund Managers Directive (2011/61/EU), EU Regulation 231/2013 and any legislation or rule implementing Directive 2011/61/EU in any member state of the European Union; (viii) the information is or becomes publicly available other than by breach of the Confidentiality Agreement or this Agreement; (ix) the other Party has given prior written consent to the disclosure or use; or (x) the information is independently developed after Closing; provided that prior to disclosure or use pursuant to (i) or (iii) of this Section 5.10(b), the Party concerned shall, where not prohibited by Laws, consult with the other Party to the extent reasonably practicable.

Section 5.11    Non-Solicitation. Seller agrees that for a period commencing on the date of this Agreement and expiring on the third (3rd) anniversary of the Closing Date (or, if a shorter period is required by Law, then the longest period legally permitted by applicable Law), Seller shall not (and shall cause its Subsidiaries and Affiliates and any Person acting on Seller’s or any of its Subsidiary’s or Affiliate’s behalf not to) directly or indirectly induce, encourage or solicit for employment or employ any employee or consultant of Purchaser or any of its Subsidiaries (including the Transferred Subsidiaries and the Miraclon Entities) without obtaining Purchaser’s prior written consent. The preceding sentence does not, however, prohibit Seller or its Affiliates from entering into discussions with, soliciting or employing any person (a) who responds to general advertisements for employees in newspapers or other media of general circulation or other general solicitations of employment not specifically directed toward the employees of Purchaser or its Affiliates, (b) whose employment was terminated by Purchaser or its Affiliate prior to such discussions, solicitation or employment, (c) who is contacted by a recruiter (provided, however, that Seller or its Affiliates did not instruct such recruiter to target the Purchaser’s or its Affiliates’ employees) or (d) who contacts Seller or its Affiliates solely on his or her own initiative.

Section 5.12    No Shop. From the date hereof until the earlier of the termination of this Agreement pursuant to Article IX hereof and the Closing, Seller shall, shall cause its Affiliates to, and shall direct its and their respective Representatives to, cease any and all existing discussions or negotiations (whether direct or indirect) with any Person other than Purchaser, its Affiliates and their respective Representatives with respect to any agreement, submission, offer or proposal for, or any indication of interest with respect to the following: (a) any direct or indirect merger, consolidation, joint venture, partnership, dissolution, share issuance, liquidation, tender offer, recapitalization, reorganization, license, share exchange, business combination, sale, assignment or similar transaction involving the Business or a portion of the Purchased Assets (other than in the ordinary course of business), in each case, other than a transaction involving the sale of Seller as an entity or a sale of all or substantially all of the assets of Seller, or (b) any acquisition by a third-party in any matter, directly or indirectly, by operation of law, purchase, license or otherwise, of any portion of the Purchased Assets (other than sales of products by the Business in the ordinary course of business) or of beneficial ownership of or other interest in any equity securities of any

Selling Subsidiary or Transferred Subsidiary (each of the foregoing clauses (a) and (b), an “Acquisition Proposal”), and Seller shall, shall cause its Affiliates to, and shall direct its and their respective Representatives to, not, directly or indirectly: (i) initiate, solicit or facilitate or encourage any inquiries with respect to or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, any Acquisition Proposal; (ii) provide any non-public information to any person or entity for the purpose of making, evaluating or determining whether to make or pursue, any discussions or proposals with respect to any Acquisition Proposal; (iii) enter into, engage in or continue any discussions or negotiations in connection with (or any offer or proposal for) any Acquisition Proposal; or (iv) approve or recommend, or make any public statement regarding, or enter into any agreement, agreement in principle, understanding, term sheet, letter of intent, purchase agreement, option or similar instrument or arrangement relating to any Acquisition Proposal. Seller shall, and shall cause the Selling Subsidiaries and the Transferred Subsidiaries to, promptly (and in no event later than two (2) Business Days after receipt) notify Purchaser in writing of any Acquisition Proposal that is received by Seller, any Selling Subsidiary, any Transferred Subsidiary or any of their respective Affiliates, which notice shall provide a summary of the material terms of such Acquisition Proposal. Notwithstanding the foregoing, nothing in this Section 5.12 shall restrict Seller from taking any action with respect to an acquisition proposal for equity interests or control of Seller, provided that this Agreement remains in full force and effect after giving effect to any such transaction.

Section 5.13    R&W Insurance. Purchaser shall maintain the R&W Insurance Policy in full force and effect and shall not modify, amend or waive the R&W Insurance Policy in any manner adverse to Seller, the Selling Subsidiaries or the Transferred Subsidiaries. Purchaser shall promptly notify Seller of any changes to the R&W Insurance Policy. Subject to Section 10.7, Purchaser shall pay the premium and any other fees and expenses payable to the insurer under the R&W Insurance Policy on or prior to Closing.

Section 5.14    Non-Compete.

(a)      Seller acknowledges that it is familiar with the trade secrets related to the Business and with other confidential and proprietary information concerning the Business. Seller acknowledges and agrees that the Business would be irreparably damaged if Seller were to violate the provisions of this Section 5.14(a). Seller further acknowledges and agrees that the covenants and agreements set forth in this Section 5.14(a) were a material inducement to Purchaser to enter into this Agreement and to perform its obligations hereunder, and that Purchaser would not obtain the benefit of the bargain set forth in this Agreement if Seller were to breach the provisions of this Section 5.14(a). Therefore, in further consideration for the payment of the Purchase Price hereunder, and in order to protect the value of the Business acquired by Purchaser hereunder (including the goodwill inherent in the Business), during the Restricted Period, Seller will not, and will cause each of its Subsidiaries not to, directly or indirectly, for its own account or on behalf of or together with any other Person, engage in, participate in, own, manage, control or participate in the ownership, management or control of a Person engaged in (i) the development, manufacture, marketing or sale of Covered Products, or (ii) the sale of spare parts for the provision of repair or maintenance services with respect to equipment constituting Covered Products, in each case, except to the extent permitted under the Seller Allowed Field (collectively, such categories of activity, the “Seller Excluded Fields”).

(b)      Notwithstanding Section 5.14(a) above, nothing in this Agreement shall restrict Seller or any of its Subsidiaries from (collectively, the categories of activity below, the “Seller Allowed Fields”):

(i)    developing, manufacturing, marketing or selling any products other than Covered Products or spare parts for or the provision of repair or maintenance services with respect to equipment constituting Covered Products, including developing, manufacturing, marketing and selling any products primarily relating to printing by offset, inkjet, electro photographic, and gravure processes;

(ii)    developing any CtP Device or enhancements thereto or modifications thereof that may be useful in imaging any Thermally Imageable Film but are not developed for the purpose of creating such utility or manufacturing, marketing or selling such CtP Device or a CtP Device so enhanced or modified;

(iii)    developing or manufacturing a Functional Printing-Related Product; provided, so long as the AM3D Supply Agreement is in effect the foregoing exception for manufacturing shall not permit production scale manufacturing of Thermally Imageable Films or Flexographic Plates being supplied under the AM3D Supply Agreement;

(iv)    the internal use of a Covered Product by Seller or its Subsidiary;

(v)    marketing or selling any Functional Printing-Related Product to any current or potential, or future, Functional Printing Customer or marketing any Covered Product to any potential Functional Printing Customer (with sales of any Covered Products that are not Functional Printing-Related Products to be sold to Functional Printing Customers by a Person other than Seller or its Subsidiaries);

(vi)    the sale of spare parts for the provision of repair or maintenance services with respect to equipment constituting Covered Products to the extent then permitted to be sold pursuant to clause (v) and provided that Covered Products that are not Functional Printing-Related Products are to be sold exclusively by Purchaser;

(vii)    licensing, transferring, or selling or otherwise monetizing in any manner, directly or indirectly, any Intellectual Property that is owned by Seller or licensed to Seller by any Third Party, excluding any Intellectual Property licensed by or to Seller or any of its Subsidiaries (or any assignee or successor) under any Closing Agreement;

(viii)    performing their respective binding obligations under this Agreement and/or the Closing Agreements;

(ix)    owning five percent (5%) or less of the outstanding equity securities of any class of any issuer whose securities are listed and traded on a nationally recognized securities exchange or market (whether or not in the United States of America) provided that such ownership is passive;

(x)    owning, affiliating with, or conducting any activity with respect to, a Person that engages, either directly or indirectly, in any activity prohibited by this Section 5.14 (any such Person, together with all of its Affiliates, a “Competing Person” and any such business that engages in such activity, a “Competing Business”) that is the result of: (A) a Business Combination involving one or more of Seller or any of its Subsidiaries and any Competing Person, or (B) the acquisition of any Competing Person or any securities in any Competing Person by Seller or any of its Subsidiaries, if, in the case of either (A) or (B), no more than (x) ten percent (10%) of the total annual consolidated revenues or EBITDA of such Competing Person and (y) $100,000,000 of the total annual consolidated revenues or $25,000,000 of annual EBITDA of such Competing Person, taken as a whole, and prior to any Business Combination with Seller or any of its Subsidiaries, are generated from the Competing Business; provided, however, that Seller and its Subsidiaries may proceed with any such ownership, affiliation, or conduct notwithstanding such Competing Business being in excess of the aforementioned thresholds, if, and only if, Seller and the applicable Subsidiaries or the Competing Person, as applicable, (A) enter into a definitive agreement no later than twelve (12) months after the consummation of such ownership, affiliation or conduct to divest a sufficient portion of such Competing Business or (B) wind down, no later than twelve (12) months after the consummation of such acquisition, a sufficient portion of such Competing Business, such that, after giving effect to such divestiture or wind down, no more than (x) ten percent (10%) of the total annual consolidated revenues or annual EBITDA of such Competing Person and (y) $100,000,000 of the total annual consolidated revenues or $25,000,000 of annual EBITDA of such Competing Person, taken as a whole, are generated from the Competing Business; or

(xi)    acquiring a Competing Person or more than five percent (5%) of the outstanding equity securities of any class of any Competing Person that generates more than (x) ten percent (10%) of the total annual consolidated revenues or EBITDA of such Competing Person, or (y) $100,000,000 of the total annual consolidated revenues or $25,000,000 of annual EBITDA of such Competing Person, taken as a whole, from the Competing Business; provided, however, that the Restricted Parties may proceed with any such acquisition notwithstanding such Competing Business being in excess of the aforementioned thresholds, if, and only if, Seller and the applicable Subsidiaries (A) enter into a definitive agreement no later than twelve (12) months after the consummation of such acquisition to divest a sufficient portion of such Competing Business or (B) wind down, no later than twelve (12) months after the consummation of such acquisition, a sufficient portion of such Competing Business, such that, after giving effect to such divestiture or wind down, no more than (x) ten percent (10%) of the total annual consolidated revenues or annual EBITDA of such Competing Person and (y) no more than $100,000,000 of the total annual consolidated revenues or $25,000,000 of annual EBITDA of such Competing Person, taken as a whole, are generated from the Competing Business.

(c)       If Seller or any of its Subsidiaries is involved in a Business Combination where neither Seller nor any of its Subsidiaries prior to the Business Combination is the Controlling Entity after the Business Combination, the restrictions contained in this Section 5.14 shall not apply to the operations or businesses of any third party(ies) to the Business Combination or any of such third party’s Subsidiaries which were Subsidiaries of such third party prior to the Business Combination, in each case, as conducted prior to the consummation of the Business Combination, but shall only apply to the operations of Seller or its Subsidiaries or, if the operations of Seller or any of its Subsidiaries is integrated or consolidated with any other business of such third party of any of its Subsidiaries, the resulting business after such integration or consolidation. Seller shall be the “Controlling Entity” if (1) through a Business Combination Seller or any of its Subsidiaries controls more than fifty percent (50%) of the stock, board seats, or voting rights of another entity, (2) a majority of the directors of the surviving entity following a Business Combination are individuals who served on the board of directors of Seller immediately prior to the consummation of such Business Combination or (3) the holders of a majority of the outstanding equity interests of the surviving entity following a Business Combination were holders of equity interests of Seller immediately prior to the consummation of such Business Combination.

(d)      Seller agrees that this Section 5.14 (including the provisions relating to duration, geographical area and scope) is reasonable and necessary to protect and preserve Purchaser’s and the Business’ legitimate business interests and the value of the Business, and to prevent an unfair advantage from being conferred on Seller. If any provision of this Section 5.14 would be held to be excessively broad as to duration, geographical area, scope, activity or subject, for any reason, such provision shall be modified, by limiting and reducing it, so as to be enforceable to the extent permitted by applicable Law.

Section 5.15    Ancillary Agreements.

(a)      After the Execution Date, Seller and Purchaser shall cooperate promptly and in good faith to finalize in definitive form the TIL/Plates Development Agreement, the Laminator Supply Agreement, the Analytical Services Agreement, the Toll Coating Service Agreement, the AM3D Supply Agreement, the Oakdale Lease Assignment Agreement, the Belgium Lease Assignment Agreement, the Vancouver Sublease Agreement, the Israel Sublease Agreement, the China Lease Assignment Agreement, the Screening Tower Reseller and Service Agreement, the Marketing Services Agreement and the Digital Front End Distribution Agreement (collectively, the “Ancillary Agreements”) on the terms and conditions set forth in the Exhibits hereto. With respect to each Ancillary Agreement for which the form of agreement is attached to this Agreement as an Exhibit, the definitive form of such Ancillary Agreement to be executed and delivered by the applicable parties thereto at Closing or the Deferred Closing, as applicable, shall be in such form as attached to this Agreement, with only ministerial additions, deletions and modifications as necessary to complete any missing terms contemplated by the form to be completed by the parties to the Ancillary Agreement or to correct any scrivener’s error in the form of Ancillary Agreement. With respect to each Ancillary Agreement for which a summary of principal terms or term sheet is attached to this Agreement as an Exhibit (each a “Term Sheet Agreement”), the definitive form of such Ancillary Agreement to be executed and delivered by the applicable parties at Closing or the Deferred Closing, as applicable, shall be on the terms and conditions set forth in such Exhibit and shall contain such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

(b)      If the Parties are unable to reach agreement on a material term or condition of a Term Sheet Agreement (to the extent not already set forth in the Exhibit for such Term Sheet Agreement attached to this Agreement), then each Party shall designate a senior executive or representative reasonably acceptable to the other Party to handle such dispute and the Parties shall cause such designees to meet as promptly as practicable and use their respective commercially reasonable efforts to resolve such dispute within a reasonable period of time and in any event prior to Closing.

Section 5.16    Financing Co-operation.

(a)      Purchaser affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Purchaser obtain any Financing.

(b)      At all times at or prior to Closing, Seller shall, and shall cause its Affiliates, the Selling Subsidiaries and the Transferred Subsidiaries to, use commercially reasonable efforts to, and each of the foregoing shall cause their respective Representatives to use commercially reasonably efforts to, in each case, as requested by Purchaser: (i) make senior management and advisors (including financial advisors, counsel and auditors) of Seller, its Affiliates, the Selling Subsidiaries, and the Transferred Subsidiaries available to participate in a reasonable number of meetings, presentations, road shows and due diligence sessions with proposed lenders or agents or investors with respect to the Financing, and in sessions with rating agencies or other syndication activities, all at reasonable times and locations to be mutually agreed (acting reasonably) and upon reasonable notice; (ii) provide reasonable access to any proposed lenders or agents, and their respective officers, employees, consultants and advisors (including legal, valuation and accounting advisors), to the books and records, properties, Business Employees and Seller’s Representatives and assist with due diligence activities relating to the Business’ information, all at reasonable times and locations to be mutually agreed (acting reasonably) and upon reasonable notice; (iii) assist with the preparation of and execute and deliver any documentation as may be reasonably requested by Purchaser or a Purchaser Affiliate in connection with the Financing (including the assumption of any existing Indebtedness of the Miraclon Entities and the Transferred Subsidiaries); (iv) provide customary representation and authorization letters to any source of Financing authorizing the distribution of Seller’s, its Affiliates’, the Selling Subsidiaries’, the Transferred Subsidiaries and the Business’ information in documents provided to prospective lenders for the purposes of the Financing; (v) request and cooperate in obtaining customary Encumbrance terminations and/or releases and instruments of discharge (including payoff documentation) on or prior to Closing, relating to (in each case), (x) any Indebtedness of the Miraclon Entities or the Transferred Subsidiaries or (y) any security granted over the Purchased Assets, any security and guarantees granted by the Miraclon Entities or the Transferred Subsidiaries, or any security granted over the Equity Interests in the Miraclon Entities or the Transferred Subsidiaries, in each case under and in connection with the Debt Facilities; (vi) provide customary information necessary for Purchaser to prepare pro forma financial information and pro forma financial statements and other materials for rating agency presentations, bank information memoranda, business projections, presentations and similar documents used in connection with the Financing; (vii) furnish to Purchaser and any sources of the Financing as promptly as practicable all financial statements, financial information and other pertinent information of, or regarding, the Miraclon Entities, the Transferred Subsidiaries or the Business that are necessary to satisfy any applicable condition set forth in the documents used in connection with the Financing; and (viii) as soon as reasonably practicable following a request by Purchaser, furnish to Purchaser and its sources of Financing any other customary and reasonable documentation and other information about Seller, its Affiliates, the Selling Subsidiaries, Transferred Subsidiaries, and the Business required by applicable “know your customer” and anti-money laundering rules and regulations, as required to be delivered pursuant to the terms of any facilities agreement in connection with the Financing or that is otherwise necessary to satisfy the conditions of the Financing and (ix) consider in good faith any reasonable requests made by the Purchaser, a Purchaser Affiliate or any source of Financing for assistance, cooperation or additional documentation in connection with the Financing, to the extent not already contemplated in Section 5.16(b)(i) to (viii) above.

(c)    After Closing, Seller shall, and shall cause the Selling Subsidiaries to, at their own cost, promptly do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as Purchaser may from time to time reasonably request for the purpose of giving full effect to the releases contemplated in Section 5.16(b)(v) above.

(d)    Seller hereby consents to the use of its and its Selling Subsidiaries’, the Transferred Subsidiaries’, and the Business’ logos in connection with the Financing (including in respect of the syndication of any facilities agreement); provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or any of its Subsidiaries or the reputation or goodwill of Seller or any of its Subsidiaries or any of their logos and on such other customary terms and conditions as Seller shall reasonably impose.

(e)    Notwithstanding anything in this Section 5.16 to the contrary, in fulfilling its obligations pursuant to this Section 5.16, (i) nothing in this Section 5.16 shall require cooperation to the extent that it would (A) unreasonably interfere with the ongoing business or operations of Seller, the Selling Subsidiaries, the Transferred Subsidiaries or the Business, (B) cause any director, officer or employee of Seller, the Selling Subsidiaries, or the Transferred Subsidiaries to incur any personal liability, (C) require Seller, any Selling Subsidiary, Miraclon Entity or Transferred Subsidiary to waive or amend any terms of this Agreement or any other Contract to which any of them is a party or to agree to pay any fees, reimburse any expenses or give any indemnities prior to the Closing for which it has not received prior reimbursement by or on behalf of Purchaser, or to give any indemnities or incur any liabilities that are effective prior to the Closing, (D) in the reasonable judgment of Seller after consultation with its outside legal counsel, (x) result in the material contravention of, or a default under, any applicable Laws or under any Contract to which Seller, any Selling Subsidiary or any Transferred Subsidiary is a party, (E) require Seller to provide access to or disclose information that Seller determines would result in a loss or waiver of attorney-client privilege of Seller, its Affiliates, the Selling Subsidiaries or the Transferred Subsidiaries (in each case it being agreed that Seller shall give notice to Purchaser of the fact that it is withholding such information or documents pursuant to this clause (E), and thereafter Seller and Purchaser shall reasonably cooperate to endeavor to cause such information to be provided in a manner that would not reasonably be expected to violate the applicable restriction or waive the applicable privilege or protection) or (F) cause Seller, its Affiliates, the Selling Subsidiaries, the Transferred Subsidiaries or the Miraclon Entities to incur Liabilities in connection with the Financing prior to the Closing Date . Purchaser shall reimburse Seller for all reasonable and documented out-of-pocket Liabilities, fees, and costs or consideration incurred by Seller, the Selling Subsidiaries, the Transferred Subsidiaries or any of their respective Subsidiaries or Affiliates in connection with fulfilling its obligations pursuant to this Section 5.16 (including reasonable attorneys’ fees and advisor fees). Notwithstanding anything to the contrary in this Section 5.16, no Action, Liability or obligation of Seller, any Selling Subsidiary, Miraclon Entity or Transferred Subsidiary under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing and none of Seller, any Selling Subsidiary, Miraclon Entity or Transferred Subsidiary shall be required prior to the Closing to execute any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing or to take any corporate actions to permit the consummation of the Financing that would become effective prior to the Closing. In no event shall either Seller or any of its Subsidiaries or Affiliates be in breach of this Agreement because of the failure by Seller or any of its Subsidiaries or Affiliates to deliver, after use of commercially reasonable efforts to do so, any financial or other information that is not readily available to Seller or any of its Subsidiaries or Affiliates at the time requested by Purchaser or is not otherwise prepared in the ordinary course of Seller’s or any of its Subsidiaries or Affiliates’ respective businesses at the time requested by Purchaser or for failure to obtain, after use of commercially reasonable efforts, any review of any financial or other information by its accountants.

Section 5.17    Remedial Action.

(a)      Seller and the Selling Subsidiaries shall have control over the conduct of all Remedial Action relating to the Retained Environmental Liabilities. In the event that Purchaser reasonably expects to act in a manner that would require or expand a Remedial Action of the Weatherford Asbestos Contamination under applicable Law, Purchaser shall notify Seller prior to taking any such action and permit Seller a reasonable opportunity to prepare for the Remedial Action prior to Purchaser taking any such action. Once a Remedial Action has begun, Purchaser shall use commercially reasonable efforts to conduct its operations in a manner that does not unreasonably interfere with the Remedial Action and to cooperate with the Remedial Action in connection with any of its development projects and Seller and the Selling Subsidiaries shall use commercially reasonable efforts to conduct the Remedial Action in a manner that does not unreasonably interfere with the operations of the Purchaser.

(b)      Purchaser shall grant Seller and the Selling Subsidiaries such information, access to the Weatherford Property, and other assistance as shall be reasonably necessary to allow Seller and the Selling Subsidiaries to carry out the Remedial Action.

(c)      Seller and the Selling Subsidiaries shall ensure that any Remedial Action is carried out: (i) by suitably qualified and experienced environmental personnel, consultants or other contractors; (ii) in compliance with Environmental Law; (iii) competently, diligently and in accordance with good industry practice; and (iv) to a reasonable timeline.

(d)      In conducting any Remedial Action, Seller and the Selling Subsidiaries shall ensure that, except to the extent necessary to respond to an emergency before such steps can be taken: (i) they consult with the Purchaser with regard to the appointment of external environmental consultants, engineers or other advisers in connection with such Remedial Action and shall pay reasonable regard to Purchaser’s views; (ii) they provide a reasonably detailed description of the scope of the proposed Remedial Action to Purchaser prior to its commencement and ensure that Purchaser is afforded an adequate opportunity to comment and Seller and the Selling Subsidiaries shall pay reasonable regard to Purchaser’s comments thereon; (iii) they provide reasonably detailed reports to Purchaser at such intervals as Purchaser may reasonably request regarding the progress of such Remedial Action; and (iv) Purchaser is informed as soon as reasonably practicable after Seller or the Selling Subsidiaries becomes aware of any material change in the scope or likely costs of that Remedial Action.

Section 5.18    Transition Services Agreement.

(a)      Subject to Section 5.18(c) below, the Parties shall as soon as practicable after the Execution Date negotiate in good faith and agree in a timely manner all the necessary Statements of Work (as defined in the Transition Services Agreement) (the “TSA SOWs”) to be entered into pursuant to the Transition Services Agreement based on the following principles: (i) except in relation to the Excluded Services, the scope of the services under each Statement of Work shall reflect the services provided to the Business in the twelve (12) months prior to Closing; (ii) the pricing applicable to each Statement of Work, and separable component parts thereof, shall be at a fixed price or fixed price per unit or hourly rate (such fixed price, fixed price per unit or hourly rate to be established for each month and costed at the lower of the same basis as the intercompany charge (for the same Services) over the previous twelve (12) months (calculated in accordance with the methodology as per the LTM-Jun 18 financials as stated within the Supporting QofE Databook Q2-18 (9.7.18) contained within the Project Eagle 2018 VDR at 6.2.56) and the cost of the fixed price or fixed price per unit or hourly rate for comparable service / item contained within the file Eagle Standalone with Add’l Hdct Costs V3 (84HC) which is included in the Eagle 2018 VDR at 20.11.2.2.41 and (iii) in the event the parties are unable by Closing to agree the period of time for (A) the ‘Exit Period’ in any TSA SOW referred to in Section 3.1 of the Transition Services Agreement, (B) the Term for any Service referred to in Section 3.1 of the Transition Services Agreement, (C) the notice period for extension of the Term for any Service referred to in Section 3.1 of the Transition Services Agreement, (D) the period of extension of any Service referred to in Section 3.1 of the Transition Services Agreement, and (E) the notice period for early termination of any Service referred to in Section 7.5 of the Transition Services Agreement, Purchaser shall be entitled to decide the period applicable to any or all of the foregoing periods up to the maximum periods specified in Section 5.18 of the Seller Disclosure Letter.

(b)      Subject to Section 5.18(c) below, in the event the Parties are unable to agree any TSA SOW by Closing, the Parties shall continue to negotiate in good faith to seek to agree such TSA SOW as soon as practicable, and the then most current draft of each relevant TSA SOW shall be deemed to be amended by the principles set out above and any relevant terms of the Transition Services Agreement (including in relation to allocation of costs, including Third Party Consent fees) until the relevant TSA SOW is agreed. For the avoidance of doubt, the principles set out in this Section 5.18(b) shall take precedence over the TSA SOWs.

(c)      Notwithstanding Section 5.18(a) and (b), Purchaser shall before Closing be entitled to elect not to enter into any one or more of the TSA SOWs (or divisible parts thereof), if Purchaser considers the services contemplated under the relevant Statement(s) of Work to be no longer necessary on and from Closing.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1     Conditions to the Obligations of Each Party. The respective obligations of Purchaser and Seller to consummate the transactions contemplated hereby are subject to the satisfaction, or waiver in writing by Purchaser or Seller, as appropriate, in whole or in part to the extent permitted by applicable Law, on or prior to the Closing Date of each of the following conditions:

(a)      Injunctions; Illegality. The consummation of the transactions contemplated hereby shall not be restrained, enjoined or prohibited by any Order, and there shall not have been any Law enacted, issued, promulgated, enforced, entered or applicable to the transactions contemplated hereby by any Governmental Authority that prevents the consummation of such transactions or has the effect of making such consummation thereof illegal.

(b)      Antitrust Laws; Similar Laws. Any waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement or other applicable waiting periods (or any extension thereof) and approvals under the Antitrust Laws listed on Section 6.1(b) of the Seller Disclosure Letter required to consummate the transactions contemplated hereby (collectively, the “Required Regulatory Approvals”) shall have expired (or early termination shall have been granted), been terminated, or been obtained.

Section 6.2     Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction, or waiver in writing by Purchaser in whole or in part, to the extent permitted by applicable Law, on or prior to the Closing Date of the following further conditions (other than the conditions to be satisfied at the Closing, but subject to the waiver or satisfaction of such conditions at Closing):

(a)      Representations and Warranties. The representations and warranties of Seller contained in Article III (other than the Seller Fundamental Representations) shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct as of such specified date) without giving effect to any “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar impact or effect therein, except for such failures to be so true and correct that do not have, individually or in the aggregate, a Material Adverse Effect. The Seller Fundamental Representations shall be true and correct in all respects (other than de minimis matters or, with respect to the representations and warranties of Seller contained in Section 3.14(a), excluding the effect of any matters disclosed in title policies, title commitments or title reports that do not materially affect any Real Property) as of the date hereof and the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects) (other than de minimis matters as of such specified date or, with respect to the representations and warranties of Seller contained in Section 3.14(a), excluding the effect of any matters disclosed in title policies, title commitments or title reports that do not materially affect any Real Property).

(b)    Performance. Other than the agreements and covenants of Seller set forth in Section 5.4(e), all of the agreements and covenants of Seller to be performed on or prior to the Closing pursuant to this Agreement shall have been duly performed, in all material respects, and the agreements and covenants of Seller set forth in Section 5.4(e) shall have been performed in all respects.

(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(d)    Certificate. Purchaser shall have received a certificate duly executed by an authorized officer of Seller in his or her capacity as an officer and not as an individual, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e)    Closing Deliveries. Seller shall have delivered to Purchaser each of the documents and other items listed in Section 2.10(c) duly and validly executed.

Section 6.3    Conditions to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction, or waiver in writing by Seller in whole or in part to the extent permitted by applicable Law, on or prior to the Closing Date of the following further conditions (other than the conditions to be satisfied at the Closing, but subject to the waiver or satisfaction of such conditions at Closing):

(a)    Representations and Warranties. The representations and warranties of Purchaser contained in Article IV (other than the Purchaser Fundamental Representations) shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct as of such specified date) without giving effect to any “material,” “materiality,” “material respects,” “Purchaser Material Adverse Effect” or words of similar impact or effect therein, except for such failures to be true and correct that do not have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Purchaser Fundamental Representations shall be true and correct in all respects (other than de minimis matters) as of the date hereof and the Closing Date as if made at and as of such time (other than those made as of a specified date, which shall be true and correct in all respects (other than de minimis matters) as of such specified date);

(b)    Performance. All of the agreements and covenants of Purchaser to be performed on or prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects;

(c)    Certificate. Seller shall have received a certificate duly executed by an authorized officer of Purchaser in his or her capacity as an officer and not as an individual, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;

(d)    Closing Deliveries. Purchaser shall have delivered to Seller each of the documents and other items listed in Section 2.10(b) duly and validly executed; and

(e)    R&W Insurance Policy. The R&W Insurance Policy shall be in full force and effect as of the Closing Date without any modifications thereto following the date hereof which reduce the scope of matters insured, or the coverage limits, thereunder or is otherwise adverse to Seller, the Selling Subsidiaries or the Transferred Subsidiaries, and Purchaser and Seller shall have paid the premium and any other fees and expenses payable to the insurer under the R&W Insurance Policy in accordance with Section 10.7.

Section 6.4    Frustration of Closing Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing. None of Purchaser or Seller may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by (i) in the case of Purchaser, Purchaser’s, and, (ii) in the case of Seller, Seller’s, failure to use its commercially reasonable efforts to cause the Closing to occur, as required by Section 5.3.

ARTICLE VII

TAX MATTERS

Section 7.1    Transfer Taxes. All Transfer Taxes that are a value added tax (“VAT”) or similar Tax recoverable by Purchaser, as determined by Purchaser in good faith, shall be borne by Purchaser. All other Transfer Taxes shall be borne by Seller. All necessary documentation and Tax Returns with respect to such Transfer Taxes shall be prepared and filed by the Party required under applicable Law to file such Tax Returns. To the extent any Transfer Taxes, other than Transfer Taxes that are a VAT or similar Tax recoverable by Purchaser, are paid by Purchaser, Seller shall pay the amount of such Tax to Purchaser within ten (10) Business Days of receiving written notice from Purchaser of the amount of such Tax payable by Purchaser. If required by applicable Law, Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate in preparing and filing, and join in the execution of, any such Tax Returns. The Parties agree to use commercially reasonable efforts to take such actions as may be necessary to claim any exemption from, or reduction of, Transfer Taxes (including treating the Purchased Assets, to the extent relevant in each respective jurisdiction, as a going concern for VAT purposes), and shall use commercially reasonable efforts to satisfy any other requirements in each relevant jurisdiction to ensure that any offsets to Transfer Taxes (including offsets to VAT) are available. To the extent that any Transfer Taxes are payable by Purchaser or any Purchaser Affiliate to Seller or any Selling Subsidiary, Seller shall cause the relevant entity to provide an invoice properly reflecting such Transfer Taxes to the Purchaser or the relevant Purchaser Affiliate.

Section 7.2    Straddle Period Taxes.

(a)    All Property Taxes levied with respect to the Purchased Assets or payable by any Miraclon Entity or Transferred Subsidiary for a Straddle Period shall be apportioned between Purchaser and Seller on a per diem basis for any Straddle Period based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the number of days of such Straddle Period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period.

Upon receipt of any bill for such Property Taxes, Purchaser or Seller, as applicable, shall present a statement to the other party setting forth the amount of indemnification to which each is entitled under this Section 7.2 together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other party within ten (10) days after delivery of such statement. In the event that Purchaser or Seller makes any payment of Property Taxes for which it is entitled to indemnification under this Section 7.2, the applicable party shall make such indemnification payment no later than ten (10) days after the presentation of a statement setting forth the amount of the indemnification to which the party presenting the statement is entitled along with such supporting evidence as is reasonably necessary to calculate the indemnification amount.

(b)    The amount of all Taxes for a Straddle Period other than Property Taxes that relate to the Pre-Closing Tax Period shall be determined on basis of a closing of the books as of the end of the day on the Closing Date. The remainder of such Taxes for the Straddle Period shall be allocated to the Post-Closing Tax Period.

Section 7.3    Remittance of VAT in Accounts Receivable and Accounts Payable. Within thirty (30) days of the end of each calendar quarter following the Closing, Purchaser shall prepare in good faith and deliver to Seller a written statement setting forth Purchaser’s calculation of (a) the aggregate amount of VAT received by Purchaser and its Affiliates (other than the Transferred Subsidiaries and the Miraclon Entities) with respect to the Purchased Assets in connection with receipt of payments of the Accounts Receivable (the “A/R VAT Amount”), and (b) the aggregate amount of VAT paid by Purchaser and its Affiliates (other than the Transferred Subsidiaries and the Miraclon Entities) with respect to the Purchased Assets in connection with payment of the accounts payable (the “A/P VAT Amount”), in each case, during such calendar quarter, together with reasonable records and documentation supporting such calculations (collectively, the “VAT Statement”). In the event the A/R VAT Amount for such calendar quarter is greater than the A/P VAT Amount for such calendar quarter, then Purchaser shall pay an amount in cash equal to the amount of the excess of such A/R VAT Amount over such A/P VAT Amount to Seller (as Seller shall direct by written notice delivered to Purchaser) by wire transfer of immediately available funds within thirty (30) days of the end of the applicable calendar quarter. In the event the A/P VAT Amount for such calendar quarter is greater than the A/R VAT Amount, then Seller shall pay, or cause to be paid, an amount in cash equal to the amount of the excess of the such A/P VAT Amount over such A/R VAT Amount to Purchaser or its designee (as Purchaser shall direct by written notice delivered to Seller) by wire transfer of immediately available funds within thirty (30) days of Seller’s receipt of the applicable VAT Statement. The payment of any amounts pursuant to this Section 7.3 shall not be subject to any set-offs, holdbacks or other reductions or restrictions; provided, however, that no payment shall be made pursuant to this Section 7.3 to the extent of the portion of such A/R VAT Amount or A/P VAT Amount reflected in the calculations of Closing Working Capital, as finally determined in connection with the Final Purchase Price.

Section 7.4    Cooperation on Tax Matters. Seller and Purchaser agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, information and assistance relating to the Business and the Purchased Assets, including access to books and records, including any Tax Records, as is reasonably necessary in connection with (i) the preparation or filing of any Tax Return by Purchaser or Seller, (ii) the making of any Tax election by Purchaser or Seller, (iii) Purchaser or Seller’s claim for any Tax refund, (iv) the determination of liability for Taxes, and (v) any audit, examination or other proceeding in respect of Taxes related to the Business or the Purchased Assets.

Seller, Purchaser and their respective Affiliates shall (a) preserve and keep such Tax Records in their possession for a period of not less than the earlier of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate or (ii) ten (10) years after the Closing Date, (b) abide by all record retention agreements entered into with any Taxing Authority, and (c) give the other Party reasonable written notice prior to transferring, destroying or discarding any such Tax Records and, if the other Party so requests, Seller and its Subsidiaries, as the case may be, shall allow the other Party to take possession of such Tax Records (in each case, with respect to this Section 7.4(c) other than those included in the Excluded Assets).

Section 7.5    Withholding Taxes. If Purchaser or any Purchaser Affiliate is required by applicable Law to deduct or withhold any Tax from the Purchase Price or other amounts payable hereunder to Seller (“Tax Withholding”), Purchaser shall notify Seller of the expected amount of (the “Tax Withholding Amount”) and legal basis for such Tax Withholding as soon as reasonably practicable upon becoming aware and in no event less than fifteen (15) Business Days prior to making the applicable payments. If Seller objects to such Tax Withholding to Purchaser within five (5) Business Days of receiving such notice of Tax Withholding, Seller and Purchaser shall negotiate in good faith to attempt to resolve their disagreement and agree on the expected rate and legal basis of any withholding. Should such foregoing negotiations not result in an agreement within five (5) Business Days after receipt by Purchaser of such written objection from Seller, then the Parties shall submit the disputed matter to the Independent Accountant. The Independent Accountant will deliver to Purchaser and Seller a written determination of the disputed items and the Tax Withholding Amount within five (5) Business Days of the submission of the dispute to the Independent Accountant, which determination and Tax Withholding Amount shall be final, binding and conclusive on the Parties absent a contrary claim by a relevant Taxing Authority. All fees and expenses relating to the work, if any, to be performed by the Independent Accountant pursuant to this Section 7.5 shall be borne equally by Purchaser, on the one hand, and Seller, on the other hand. If Seller becomes aware of any Tax Withholding, Seller shall notify Purchaser of the Tax Withholding Amount and legal basis for such Tax Withholding as soon as reasonably practicable upon becoming aware. If a payment is to be made hereunder by Purchaser or any Purchaser Affiliate is subject to Tax Withholding, Purchaser or Purchaser Affiliate shall be entitled to deduct and withhold the Tax Withholding Amount as determined pursuant to Section 7.5 from such payment, and shall timely pay any withheld amounts to the appropriate Taxing Authority. Notwithstanding any other provision of this Agreement, to the extent that such Tax Withholding Amount is so withheld by Purchaser and paid over to the appropriate Taxing Authority, such Tax Withholding Amount shall be treated for all purposes of this Agreement as having been paid to Seller. Seller shall cooperate in good faith with Purchaser and provide Purchaser with Tax forms and other information as may be reasonably required to avoid or reduce any withholding Tax on the payments pursuant to this Agreement. Purchaser shall, within a reasonable period of time, furnish Seller with such evidence as may be required by the applicable Taxing Authorities to establish that any such Tax has been paid. If Seller determines in good faith that a reasonable basis exists for contesting the Tax that Purchaser deducted or withheld, Purchaser shall cooperate as reasonably requested by Seller in challenging such Tax, with the expenses incurred as a result of such challenge to be borne solely by Seller.

Section 7.6    Miraclon Entities and Transferred Subsidiaries Tax Returns. The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Miraclon Entities or the Transferred Subsidiaries for any Pre-Closing Tax Period and Straddle Period that are required to be filed after the Closing Date. Purchaser shall cause such Tax Returns to be delivered to Seller for its review and comment at least forty-five (45) days prior to the due date for filing such Tax Returns (taking into account any applicable extensions of time to file). Purchaser shall consider in good faith the reasonable comments of Seller provided to Purchaser in writing no later than twenty (20) days prior to the due date for filing the relevant Tax Return and attempt in good faith to resolve any disputed items, and shall file such Tax Returns and pay to the relevant Taxing Authority all Taxes shown as due on such Tax Returns within the time and in the manner prescribed by Law. To the extent that the Purchaser and Seller are unable to resolve any disputed items prior to fifteen (15) days before the due date for filing the relevant Tax Return, the parties shall refer such disputed items to the Independent Accountant, and the determination of the Independent Accountant shall be final and binding on the parties, and the relevant Tax Return shall be filed in a manner consistent with such determination. All fees and expenses relating to the work, if any, to be performed by the Independent Accountant pursuant to this Section 7.6, shall be borne by the parties in inverse proportion to the extent to which they prevail with respect to the items in dispute.

Section 7.7    Survival; Tax Matters Coordination. The indemnification obligations under this Article VII and the representations and warranties set forth in Section 3.17 shall survive until sixty (60) days following the expiration of the applicable statutory periods of limitation (including any extensions mutually agreed by Seller and Purchaser), and all other covenants and agreements contained in this Article VII shall survive the Closing in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII, Section 8.1. Section 8.2, Section 8.5 and the expressly applicable loss limitation provisions of Section 8.4(c), Section 8.4(e) and Section 8.4(f), and (ii) the provisions of Article VIII (other than Section 8.1, Section 8.2, Section 8.5 and the expressly applicable loss limitation provisions of Section 8.4(c), Section 8.4(e) and Section 8.4(f)) shall not apply to indemnification with respect to Taxes or the procedures relating thereto.

Section 7.9    Section 338 Election.

(a)    At the option of Purchaser, Purchaser shall make, or shall cause its Affiliates to make, a timely election under Section 338(g) of the Code (a “Section 338(g) Election”) with respect to the purchase and sale of any of the Miraclon Entities or the Transferred Subsidiaries.

(b)    At the option of Purchaser, Miraclon Corporation and Seller shall join with Purchaser in making a timely election under Section 338(h)(10) of the Code (and any corresponding election under state, local and foreign Law) with respect to the purchase and sale of the US Miraclon Shares hereunder (collectively, a “Section 338(h)(10) Election”).

(c)    If a Section 338(g) Election is made with respect to any Miraclon Entity or a Transferred Subsidiary, or a Section 338(h)(10) Election is made with respect to Miraclon Corporation, then Seller and Purchaser shall prepare a purchase price allocation statement with respect to such entity in accordance with the procedures analogous to those set forth in Section 2.9(b); provided that for purposes of this section, such allocation statement shall be prepared by the later of (i) one hundred twenty (120) Business Days after the Closing Date or (ii) thirty (30) Business Days after Seller receives notification from Purchaser of Purchaser’s intention to make such an election.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

Section 8.1    Survival of Representations and Warranties.

(a)    Subject to Section 7.7 and Section 8.1(b), each representation and warranty contained in Article III, Article IV and the certificates delivered pursuant to Section 6.2(d) and Section 6.3(c) shall survive the Closing and shall terminate on the date that is twelve (12) months following the Closing Date. Subject to Section 7.7, the covenants and agreements contained in this Agreement (A) that are required to be performed in whole on or prior to the Closing shall terminate on the Closing and (B) that require performance after the Closing Date shall survive the Closing until the date or dates expressly specified therein or, if not so specified, until fully performed in accordance with their terms.

(b)    The obligations to indemnify and hold harmless a Party hereto in respect of a breach of representation or warranty, covenant or agreement shall terminate on the applicable survival termination date (as set forth in Section 7.7 and Section 8.1(a)), unless an Indemnified Party shall have incurred a Loss prior to such applicable survival termination date and provided notice with respect to a potential claim for indemnification pursuant to Section 8.2 or Section 8.3 prior to such survival termination date, as applicable, by delivering a Claim Certificate to the Indemnifying Party. If an Indemnified Party has provided notice with respect to a claim for indemnification pursuant to Section 8.2 or Section 8.3 and delivered a Claim Certificate to the Indemnifying Party prior to such survival termination date, then the applicable representation, warranty, covenant, agreement or other obligation underlying the claim asserted in such Claim Certificate and all indemnity obligations under this Article VIII or Article VII related thereto shall survive with respect to such claim in such Claim Certificate until the claim has been finally resolved.

Section 8.2    Indemnification by Seller. Subject to the limitations set forth in this Article VIII and Section 7.7, from and after the Closing, Seller agrees to indemnify, defend and hold Purchaser, each of its Affiliates (including the Miraclon Entities and the Transferred Subsidiaries) and each of their respective Representatives (the “Purchaser Indemnitees”) harmless from and against any and all Losses suffered or incurred by any Purchaser Indemnitee to the extent arising out of or resulting from:

(a)    any breach or inaccuracy of any representations or warranties of Seller set forth in Article III or in the certificate delivered pursuant to Section 6.3(c);

(b)    any breach by or failure of Seller (prior to, at or after the Closing) to perform any of its covenants or other agreements contained in this Agreement;

(c)    any Retained Liability (including any Liability of a Transferred Subsidiary or a Miraclon Entity that is a Retained Liability);

(d)    any Indemnified Taxes; and

(e)    a Third-Party Claim brought after the Closing Date involving any Purchaser Indemnitee to the extent such Third-Party Claim arises out of or relates to Seller’s or its Affiliates’ ownership or operation of businesses other than the Business (other than pursuant to any Closing Agreements and excluding any Losses to the extent arising out of or related to any Assumed Liability or Purchaser’s and its Affiliates’ operation of the Business or ownership of the Purchased Assets).

Section 8.3    Indemnification by Purchaser. Subject to the limitations set forth in this Article VIII and Section 7.7, from and after the Closing, Purchaser agrees to indemnify, defend and hold Seller, its Affiliates and each of their respective Representatives (the “Seller Indemnitees”) harmless from and against any and all Losses suffered or incurred by any Seller Indemnitee to the extent arising out of or resulting from:

(a)    any breach or inaccuracy of any representations or warranties of Purchaser set forth in Article IV or in the certificate delivered pursuant to Section 6.2(d);

(b)    any breach by or failure of Purchaser to perform any of its covenants or other agreements contained in this Agreement;

(c)    any Assumed Liability (including any Liability of a Transferred Subsidiary or a Miraclon Entity that is an Assumed Liability); and

(d)    a Third-Party Claim brought after the Closing Date involving any Seller Indemnitee to the extent such Third-Party Claim arises out of or relates to the ownership or operation of the Business or Purchased Assets (including any Deferred Items) after the Closing.

Section 8.4    Limitations on Indemnification. The party making a claim for indemnification under this Article VIII is referred to herein as the “Indemnified Party,” and the party against whom such claims for indemnification are asserted under this Article VIII is referred to herein as the “Indemnifying Party.” Notwithstanding anything herein to the contrary, the indemnification obligations of an Indemnifying Party pursuant to this Agreement shall be subject to the following limitations:

(a)    De Minimis Claim. No Indemnifying Party shall be liable to an Indemnified Party for, and no Indemnified Party shall be entitled to, any indemnification for a Loss pursuant to Section 8.2(a) (other than with respect to breaches of the Seller Fundamental Representations) or Section 8.3(a) (other than with respect to breaches of the Purchaser Fundamental Representations), as the case may be, if, with respect to any individual item of Loss, such item (or series of items arising from similar underlying issues, facts, claims or breaches) is less than $75,000 (each, a “De Minimis Claim”);

(b)    Deductible. No Indemnifying Party shall be liable to an Indemnified Party for, and no Indemnified Party shall be entitled to, any indemnification for Losses pursuant to Section 8.2(a) (other than with respect to breaches of the Seller Fundamental Representations) or Section 8.3(a) (other than with respect to breaches of the Purchaser Fundamental Representations), as the case may be, unless the aggregate of all indemnifiable Losses in respect of indemnification pursuant to Section 8.2(a) or Section 8.3(a), as the case may be, would exceed on a cumulative basis $1,700,000.

(c)    Maximum Amount.

(i)    The maximum amount of indemnifiable Losses that Seller as the Indemnifying Party shall be liable for, or that may be recovered by the Purchaser Indemnitees from Seller as an Indemnifying Party, in the aggregate, pursuant to Section 8.2(a) (other than with respect to breaches of the Seller Fundamental Representations or Fraud of Seller in making the representations and warranties contained in Article III or the certificate delivered pursuant to Section 6.2(d) shall be an amount equal to $1,700,000 (such amount, the “Cap”). If the Cap is not sufficient to satisfy the aggregate amount of indemnifiable Losses pursuant to Section 8.2(a), the sole and exclusive recourse of the Purchaser Indemnitees with respect to such Losses exceeding the Cap (other than with respect to breaches of the Seller Fundamental Representations or Fraud of Seller in making the representations and warranties contained in Article III or the certificate delivered pursuant to Section 6.2(d)) shall be to seek recovery under the R&W Insurance Policy; provided, however, that with respect to indemnifiable Losses pursuant to Section 8.2(a) with respect to breaches of the Seller Fundamental Representations or Fraud of Seller in making the representations and warranties contained in Article III or the certificate delivered pursuant to Section 6.2(d), the Purchaser Indemnitees shall first seek recovery for such Losses under the R&W Insurance Policy and, to the extent coverage is not provided under the R&W Insurance Policy, shall be entitled to recover such Losses from Seller. Following the Closing, Purchaser shall not amend, modify or waive any terms or conditions of the R&W Insurance Policy in an adverse manner to Seller, without the prior written consent of Seller.

(ii)    The maximum amount of indemnifiable Losses that Purchaser as the Indemnifying Party shall be liable for, or that may be recovered by the Seller Indemnitees from Purchaser as the Indemnifying Party, in the aggregate, pursuant to Section 8.3(a) (other than with respect to breaches of the Purchaser Fundamental Representations or Fraud of Purchaser in making the representations and warranties contained in Article IV or the certificate delivered pursuant to Section 6.3(c)) shall be an amount equal to $1,700,000.

(iii)    The maximum amount of indemnifiable Losses that an Indemnifying Party shall be liable for, or that may be recovered by an Indemnified Party, in the aggregate pursuant to this Agreement shall be the Final Purchase Price.

(d)    Insurance and Other Payments. Payments by an Indemnifying Party pursuant to Section 8.2 or Section 8.3 in respect of any Loss shall be limited to the amount of any Liability that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or similar payment (in each case, net of costs of collection or recovery) actually received by the Indemnified Party (or its Subsidiaries) under insurance policies or from third parties (other than the Indemnifying Party) in respect of any such claim. In the event that an insurance payment is received by the Indemnified Party with respect to any Loss for which it has been indemnified pursuant to this Article VIII, then a refund equal to the aggregate amount of such payment (net of costs of collection or recovery) shall be paid promptly in immediately available funds to the Indemnifying Party that provided such indemnification to the Indemnified Party.

(e)    No Duplication. The Indemnified Parties shall not be entitled to recover more than once for the same Loss.

(f)    Other Matters. No indemnity may be sought hereunder in respect of any Loss to the extent such Loss (but only to the extent that the amount of such Loss) is reflected in the calculations of the Closing Indebtedness and the Closing Working Capital, in each case, as finally determined in connection with the Final Purchase Price

Section 8.5    Materiality Qualifiers(a) .

(a)    Other than with respect to the representations or warranties contained in Section 3.8(a), Section 3.19 and Section 3.27, for the purposes of determining the existence of a breach and quantifying the amount of Losses that are the subject matter of a claim for indemnification related thereto, each representation and warranty shall be read without regard and without giving effect to the terms “material,” “Material Adverse Effect,” “material adverse effect,” or other variations of the words “material” or “material adverse effect” contained in such representation or warranty (as if such words, phrases and related clauses were deleted from such representation and warranty and, in the case of “Material Adverse Effect” or “material adverse effect,” as if such words read as “adverse effect”).

Section 8.6    Indemnification Procedures.

(a)    An Indemnified Party shall deliver a written certificate signed by an authorized officer of such Indemnified Party (any certificate delivered in accordance with the provisions of this Section 8.6(a), a “Claim Certificate”) to the Indemnifying Party, as promptly as reasonably practicable after it acquires actual knowledge of any fact, event or circumstance giving rise to a claim for Losses pursuant to this Article VIII); provided, however, that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except, and only to the extent, that the Indemnifying Party forfeits rights or defenses by reason of such failure or such failure to give notice materially prejudices the Indemnifying Party’s defense of such claim. Each Claim Certificate, to the extent reasonably known, shall:

(i)    state that such Indemnified Party has a claim for indemnification pursuant to this Article VIII and expressly identify the provisions of this Agreement upon which such claim for indemnification is made in reasonable detail (including the specific representations, warranties, covenants and/or agreements that are alleged to be inaccurate or alleged to have been breached);

(ii)    specify in reasonable detail the nature of, the facts, circumstances and legal basis for, the amount of, or a good faith estimate of the amount of, the potential Losses to which such Indemnified Party claims to be entitled to receive; and

(iii)    specify in reasonable detail (based upon the information then possessed by such Indemnified Party) the facts known to such Indemnified Party giving rise to such claim.

(b)    If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party may be obligated to provide indemnification under this Agreement, such Indemnified Party shall deliver a Claim Certificate promptly after becoming aware of the Third-Party Claim; provided, however, that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except, and only to the extent, that the Indemnifying Party forfeits rights or defenses by reason of such failure or such failure to give notice materially prejudices the Indemnifying Party’s defense of such claim. Within twenty (20) Business Days after delivery of such Claim Certificate, the Indemnifying Party may elect (by written notice delivered to the Indemnified Party) to assume the defense of the Third-Party Claim, at its sole cost and expense, with counsel reasonably satisfactory to the Indemnified Party; provided, however, the Indemnifying Party shall not be entitled to assume the defense (unless otherwise agreed to in writing by the Indemnified Party) if (i) the Third-Party Claim is a criminal Action or (ii) the Third-Party Claim seeks (in whole or in part) an injunction or non-monetary or equitable relief against the Indemnified Party. If the Indemnifying Party assumes the defense of the Third-Party Claim, the Indemnified Party shall cooperate in good faith in such defense, and the Indemnifying Party shall not be liable to the Indemnified Party under this Article VIII for any fees or expenses of other counsel incurred by the Indemnified Party in connection with the defense of such Third-Party Claim during such period that the Indemnifying Party has so assumed such defense (it being understood, however, that the Indemnified Party shall be entitled to participate in the Third-Party Claim at its sole cost and expense); provided, however, the Indemnified Party shall be entitled to participate in such settlement or defense through counsel of its own choosing (plus one local counsel) at the Indemnifying Party’s expense and shall provide the Indemnified Party with reasonable access to all relevant information and documentation relating to the Third-Party Claim and the prosecution or defense thereof.

(c)    If the Indemnifying Party does not provide written notice to the Indemnified Party of its election to assume such Third-Party Claim within such twenty (20) Business Day period, the Indemnified Party shall be entitled to handle the prosecution or defense of such Third-Party Claim without prejudice to the ability of the Indemnified Party to enforce its claim for indemnification against the Indemnifying Party hereunder and will permit the Indemnifying Party, at the Indemnifying Party’s sole cost and expense, to participate in such prosecution or defense and will provide the Indemnifying Party with reasonable access to all relevant information and documentation relating to the Third-Party Claim and the prosecution or defense thereof.

(d)    The Indemnifying Party will not pay, or permit to be paid, or compromise or settle or admit any Liability with respect to any part of the Third-Party Claim, unless (i) the Indemnified Party consents in writing to such payment or (ii) (A) the relief for such Third-Party Claim consists solely of money damages, and such settlement does not provide for injunctive or other nonmonetary relief or otherwise require the Indemnified Party or any of its Affiliates to perform any covenant or refrain from engaging in any activity, (B) the Indemnifying Party will satisfy in full all monetary Liability and damages due to the applicable third-party claimant or plaintiff immediately upon such settlement and (C) such compromise or settlement includes a full general, unconditional release of all Indemnified Parties and their Affiliates by all parties to the matter from all Liability with respect to such Third-Party Claim. If the Indemnified Party has assumed the defense of the Third-Party Claim, it shall not compromise or settle or admit any Liability with respect to any part of such Third-Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditional or delayed.

(e)    In all cases, each Indemnifying Party and Indemnified Party shall provide its reasonable cooperation in defense of claims or litigation relating to Third-Party Claims, including by providing each other with reasonable access to relevant books, records and documentation. If the party in control of the prosecution or defense of a Third-Party Claim fails to diligently prosecute or defend or withdraws from the defense of any such Third-Party Claim, the other party may defend against such matter in a manner consistent with the above provisions regarding conduct of the defense by the Indemnifying Party, including that the Indemnifying Party may not settle any such matter without the written consent of the Indemnified Party.

Section 8.7    Mitigation. The Indemnified Party shall (i) use its commercially reasonable efforts to recover under insurance policies for any Losses, (ii) use its commercially reasonable efforts to recover indemnity contribution or similar payments under Contracts with third parties and (iii) mitigate Losses to the extent required by applicable law, in each case, as it would if such Loss were not subject to indemnification pursuant to this Article VIII.

Section 8.8    Treatment of Indemnification Payments. The Parties agree that any indemnification payment made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Final Purchase Price, unless otherwise required by applicable Law.

Section 8.9    Exclusive Remedy. Except as otherwise expressly provided in Section 2.8, Article VII and Section 10.14, from and after the Closing, the indemnification provided in this Article VIII, subject to the limitations set forth herein, shall be the exclusive remedy available to any party in connection with any Losses arising out of or resulting from this Agreement and the transactions contemplated hereby. Each Party acknowledges and agrees that it and any of the Purchaser Indemnitees and the Seller Indemnitees may not avoid any limitation on Liability by (a) seeking damages for breach of contract or tort or pursuant to any other theory of Liability, all of which are hereby waived, or (b) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a Party hereto) for breaches of the representations, warranties and covenants contained in this Agreement. EACH PARTY AND EACH OF THE PURCHASER INDEMNITEES AND THE SELLER INDEMNITEES EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE THAT LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS. EACH PARTY AND EACH OF THE PURCHASER INDEMNITEES AND THE SELLER INDEMNITEES UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. EACH OF THE PURCHASER INDEMNITEES AND THE SELLER INDEMNITEES ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT. The Parties agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the Purchaser Indemnitees’ and the Seller Indemnitees’ remedies with respect to this Agreement and the transactions contemplated hereby (including Section 8.4), were specifically bargained for among sophisticated Parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder. The foregoing notwithstanding, nothing in this Article VIII shall limit or restrict the ability or right of any Party hereto to seek injunctive or other equitable relief for any breach or alleged breach of any provision of this Agreement or to pursue a claim in respect of Fraud.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing as follows:

(a)    by written agreement of Purchaser and Seller;

(b)    by either Purchaser or Seller, by giving written notice of such termination to the other, if the Closing shall not have occurred on or prior to 5:30 P.M., prevailing Eastern Time, on July 11, 2019 (the “End Date”); provided, however, that if, on the initial End Date, all conditions set forth in Article VI have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied), then the End Date shall be extended to the first Business Day of the month following the delivery of the Estimated Closing Statement by Seller in accordance with the terms of this Agreement, in which case the End Date shall be deemed for all purposes to be such later date; provided, however, further, that neither Seller nor Purchaser may terminate this Agreement pursuant to this Section 9.1(b) if it is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, including such Party’s failure to satisfy any condition to the Closing that is within the control of such Party, and such breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the transactions contemplated by this Agreement set forth in Article VI prior to the End Date or (ii) the failure of the Closing to have occurred prior to the End Date; provided, however, further, that the End Date shall be deemed to be extended in the event that either Purchaser or Seller is seeking specific performance to cause the Closing to occur pursuant to Section 10.15;

(c)    by either Purchaser or Seller, by giving written notice of such termination to the other, if any court of competent jurisdiction or other competent Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law then in effect, issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, in each case, such that the conditions set forth in Section 6.1(a) would not be satisfied, and such Law, Order or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have complied in all material respects with its obligations under Section 5.3 and Section 5.5;

(d)    by written notice from Purchaser following a breach of any covenant or agreement of Seller contained in this Agreement, or if any representation or warranty of Seller contained in this Agreement shall be or shall have become inaccurate, in either case, such that any of the conditions set forth in Section 6.2(a) and Section 6.2(b) is incapable of being satisfied, and such breach or inaccuracy is not cured as of the earlier of (i) the End Date and (ii) thirty (30) days after written notice of such breach from Purchaser is received by Seller; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to Purchaser if Purchaser is then in material breach of any representations, warranties, covenants or agreements contained in this Agreement and such breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of Purchaser to consummate the transactions contemplated by this Agreement set forth in Article VI prior to the End Date or (ii) the failure of the Closing to have occurred prior to the End Date; or

(e)    by written notice from Seller following a breach of any covenant or agreement of Purchaser contained in this Agreement, or if any representation or warranty of Purchaser contained in this Agreement shall be or shall have become inaccurate, in either such case, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) is incapable of being satisfied, and such breach or inaccuracy is not cured as of the earlier of (i) the End Date and (ii) thirty (30) days after written notice of such breach from Seller is received by Purchaser; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Seller if Seller is then in material breach of any representations, warranties, covenants or agreements contained in this Agreement and such breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of Seller to consummate the transactions contemplated by this Agreement set forth in Article VI prior to the End Date or (ii) the failure of the Closing to have occurred prior to the End Date.

Section 9.2    Effect of Termination.

(a)    In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any Liability to the other Party or their respective Affiliates, directors, officers or employees except for the obligations of the Parties contained in this Section 9.2 and in Section 5.1, Section 5.10, Section 10.1, Section 10.4, Section 10.6, Section 10.7 and Section 10.8 and except that nothing herein will relieve any Party from Liability for any willful and material breach of any of its covenants or other agreements contained in this Agreement prior to such termination. If all of the conditions to Closing set forth in Section 6.1 and Section 6.2 have been satisfied and continue to be satisfied (other than conditions that, by their nature, are to be satisfied at Closing), Purchaser’s failure to consummate the transactions contemplated by this Agreement will be deemed a willful and material breach of this Agreement by Purchaser. For the purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act or failure to act by the breaching Party with knowledge (actual or constructive) that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b)    The Parties acknowledge and agree that nothing in this Section 9.2 shall be deemed to affect their respective rights to specific performance under Section 10.14, including Seller’s or Purchaser’s right to specifically enforce the other Party’s obligations to consummate the transactions contemplated hereby in accordance with Section 10.14.

ARTICLE X

MISCELLANEOUS

Section 10.1    Notices. All demands, notices, communications and reports provided for in this Agreement shall be in writing and shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier or email, provided that the telecopy or email is promptly confirmed, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person, or, if specified below, as directed to the appropriate party representative:

To Seller:

Attn: General Counsel

343 State Street

Rochester, New York 14650

Telephone: 585-724-4000

Facsimile: 585-724-1089

Email: sharon.underberg@kodak.com

Attn: Sharon E. Underberg

with a copy to (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

Bank of America Tower

New York, New York 10036-6745

Attention: Daniel I. Fisher

Email: dfisher@akingump.com

To Purchaser:

MIR Bidco SA

Rue Royale, 97 (fourth floor), 1000

Brussels, Belgium

Telephone: 0032 2 209 22 00

Email: Christophe.Tans@intertrustgroup.com

Attn: Christophe Tans

with a copy to (which shall not constitute notice) to:

Montagu Private Equity LLP

2 More London Riverside

London, SE1 2AP

United Kingdom

Attention: Christoph Leitner-Dietmaier, Edward Shuckburgh

Email: Christoph.Leitner-Dietmaier@montagu.com;

Edward.Shuckburgh@montagu.com

with a copy to (which shall not constitute notice):

Linklaters LLP

1345 Avenue of the Americas

New York, New York 10105

Attention: Peter Cohen-Millstein, Alex Woodward

Email: peter.cohen-millstein@linklaters.com;

alex.woodward@linklaters.com

Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by telecopier or email transmission, or on the second day after deposit with a reputable overnight courier service, as applicable.

Section 10.2    Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, remedy, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.3    Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, that, Purchaser may, without the prior written consent of any party, assign all or any portion of its rights or obligations under this Agreement to any Affiliate of Purchaser now in, or hereinafter to come into, existence or any Person from which it has borrowed money and Seller may, without the prior written consent of any party, assign all or any portion of its rights or obligations under this Agreement to any Persons from which it or its Subsidiaries have borrowed money; provided, further, however, that no such assignment by Purchaser shall relieve Purchaser of its obligations hereunder. Any attempted assignment without obtaining such required consent shall be null and void.

Section 10.4    Entire Agreement. This Agreement (including all Schedules and Exhibits, the Seller Disclosure Letter and the Purchaser Disclosure Letter), the Closing Agreements and other documents referred to herein contain the entire agreement between the Parties with respect to the subject matter hereof and thereof, and all prior or contemporaneous understandings, agreements, representations and warranties, whether written or oral, are superseded by this Agreement (including the Expense Reimbursement Letter) and the documents referred to herein, and all such prior or contemporaneous understandings, agreements, representations and warranties are hereby terminated, except for the Confidentiality Agreement, which will remain in full force and effect for the term provided for therein.

Section 10.5    Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties or their successors or permitted assigns any rights or remedies under or by reason of this Agreement.

Section 10.6    Public Disclosure. Notwithstanding anything herein to the contrary, each of Purchaser and Seller agrees that, except as may be required to comply with the requirements of any applicable Laws and the rules and regulations of each stock exchange upon which the securities of such Party or its Affiliates is listed, if any, and other than the Announcement, which shall be made on the date of this Agreement, no press release or similar public announcement or communication (including on any website or in social media) shall be made by such Party or any of its Affiliates concerning the execution or performance of this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the non-disclosing Party (which approval shall not be unreasonably withheld, delayed or conditioned) except that no Party shall be required to obtain the approval of the other Party pursuant to this Section 10.6 if all of the information about this Agreement or the transactions contemplated hereby that is contained in any proposed release or announcement includes information that has previously been made public without breach by such Party of the obligations under this Section 10.6.

Section 10.7    Expenses. The filing fees with regards to the Required Regulatory Approvals and the premium and underwriting fees with respect to the R&W Insurance Policy shall be borne by Purchaser; provided, however, that up to $1,241,150 of such premium shall be paid by Seller but in no event shall Seller be obligated to pay any fees with respect to the R&W Insurance Policy in excess of $1,241,150, in the aggregate. Except as set forth in this Section 10.7 and as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement, the Closing Agreements and the transactions contemplated hereby and thereby shall be borne by the Party incurring such expenses.

Section 10.8    Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial.

(a)    Any questions, claims, disputes, remedies or Actions arising from or related to this Agreement, and any relief or remedies sought by any party, shall be governed exclusively by the Laws of the State of New York applicable to contracts made and to be performed in such state and without regard to the rules of conflict of Laws of any other jurisdiction.

(b)    To the fullest extent permitted by applicable Law, each party: (i) agrees that any claim or Action by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the Federal Courts in the Southern District of New York and the state courts of the State of New York, County of New York (collectively, the “Applicable Courts”), and shall not be brought, in each case, in any other court in the United States or elsewhere; (ii) irrevocably submits to the jurisdiction of the Applicable Courts; (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of such claim or Action brought in any such court or any claim that any such claim or Action brought in such court has been brought in an inconvenient forum or in a court that does not have jurisdiction over any party; (iv) agrees that the mailing of process or other papers in connection with any such claim or Action in the manner provided in Section 10.1 or any other manner as may be permitted by Law shall be valid and sufficient service thereof; and (v) agrees that a final judgment with respect to such claim or in any such Action shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)    EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

Section 10.9    Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement. Signatures delivered by email in .pdf or similar format will be deemed original signatures for purposes of this Agreement.

Section 10.10    Headings. The table of contents and heading references herein are for convenience purposes only, do not constitute part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.11    Schedules. From time to time prior to the Closing, Seller may supplement the Seller Disclosure Letter to reflect matters, events or circumstances occurring or arising subsequent to the date of this Agreement (each a “Schedule Supplement”), except that Seller may not supplement or amend Section 3.19 of the Seller Disclosure Letter. No Schedule Supplement shall be delivered later than the tenth (10th) Business Day prior to the Closing Date.

Section 10.12    Joint Negotiation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.13    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.14    Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement and the Equity Commitment Letter were not performed in accordance with their specific terms or were otherwise breached (including Section 5.14). Accordingly, each of the Parties shall be entitled to equitable relief to prevent or remedy breaches of this Agreement or the Equity Commitment Letter, without the proof of actual damages, including in the form of an injunction or injunctions or orders for specific performance in respect of such breaches. Each Party hereby waives any requirement for the security or posting of any bond in connection with any such equitable remedy. If any Party brings any Action to enforce, specifically, the performance of the terms and provisions of this Agreement or the Equity Commitment Letter by any other Party requiring such Party to proceed to Closing in accordance with this Section 10.14, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (y) such other time period established by the Applicable Court presiding over such Action.

Section 10.15    Joinder. At the Closing, the Transferred Subsidiaries, the Miraclon Entities and any other Person to whom Purchaser assigns the right to receive the Purchased Assets at Closing shall execute a joinder to this Agreement in the form attached hereto as Exhibit X (the “Joinder for Transferred Subsidiaries and Miraclon Entities”), pursuant to which each Transferred Subsidiary, each Miraclon Entity and each such other Person will assume, and will be obligated with Purchaser on a joint and several basis, to perform and satisfy each of Purchaser’s obligations under this Agreement and the Earn-Out Agreement, dated as of the date hereof, by and between Purchaser and Seller, to the extent such arise on or after Closing.

* * * * *

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

EASTMAN KODAK COMPANY

By:	/s/ Jeffrey J. Clarke
Name: Jeffrey J. Clarke
Title: Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]

MIR BIDCO SA

Acting by: Graham Hislop
An authorized signatory

[Signature Page to Stock and Asset Purchase Agreement]